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TABLE OF CONTENTS
BANCTEC, INC. INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

As filed with the Securities and Exchange Commission on October 12, 2007.

Registration No. 333-145255

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BANCTEC, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of Incorporation or organization)	7374 (Primary standard industrial classification code number)	75-1559633 (I.R.S. Employer Identification No.)

2701 E. Grauwyler Road
Irving, Texas 75061
(972) 821-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

J. Coley Clark
Chairman and Chief Executive Officer
BancTec, Inc.
2701 E. Grauwyler Road
Irving, Texas 75061
(972) 821-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

D. Gilbert Friedlander, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
Telephone: 214-746-7700
Facsimile: 214-746-7777

Approximate date of commencement of proposed sale to public:
As soon as practicable after the Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, $0.01 par value	46,575,000	$8.00	$372,600,000	$11,439(2)

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act. No exchange or over-the-counter-market exists for the registrant's common stock; however, shares of the registrant's common stock issued to qualified institution buyers, non-U.S. persons pursuant to Regulation S under the Securities Act and accredited investors in connection with its June 2007 private equity placement are eligible for the PORTAL Market. On August 30, 2007, the last reported trade through the PORTAL Market occurred at $8.00 per share.
(2)
Previously paid with the initial filing of the Registration Statement on August 8, 2007.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated October 12, 2007

PROSPECTUS

46,575,000 Shares

Common Stock

        This prospectus relates to up to 46,575,000 shares of the common stock of BancTec, Inc., which may be offered for sale from time to time by the selling stockholders named in this prospectus. The selling stockholders acquired the shares of common stock offered by this prospectus in a private equity placement in reliance on exemptions from registration under the Securities Act of 1933. We are registering the offer and sale of the shares of common stock to satisfy registration rights we have granted.

        We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of common stock by the selling stockholders. The shares of common stock to which this prospectus relates may be offered and sold from time to time directly from the selling stockholders or alternatively through underwriters or broker-dealers or agents. The shares of common stock may be sold in one or more transactions, at fixed prices, at prevailing market prices at the time of sale or at negotiated prices. Please read "Plan of Distribution."

        There is no public market for our common stock. We have applied to have our common stock approved for listing on The NASDAQ Capital Market under the symbol "BTEC".

        Investing in our common stock involves a high degree of risk. You should read the section entitled "Risk Factors" beginning on page 11 for a discussion of certain risk factors that you should consider before investing in our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Estimated offering price(1)	$8.00	$372,600,000

(1)
The offering price per share is an estimate, based solely upon the last reported sale price of shares of the Company's common stock effected through the PORTAL Market on August 30, 2007. This fixed price estimate is not an offer by our selling stockholders to sell shares of our common stock at such price. We will use this estimate, however, until the registration statement of which this prospectus forms a part is declared effective and our shares are the subject of quotations on The NASDAQ Capital Market or other national securities exchange, market or trading facility, at which point the selling stockholders may sell shares of our common stock at prevailing market or privately negotiated prices. BancTec, Inc. will not receive any proceeds from any sales of its common stock by the selling stockholders.

The date of this prospectus is     , 2007

TABLE OF CONTENTS

WHERE YOU CAN FIND INFORMATION
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
MARKET DATA
SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
MARKET FOR COMMON STOCK
SELECTED CONSOLIDATED FINANCIAL DATA
UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
COMPENSATION DISCUSSION AND ANALYSIS
EXECUTIVE COMPENSATION
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

WHERE YOU CAN FIND INFORMATION

        We have filed with the SEC, under the Securities Act of 1933, as amended, or the Securities Act, a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other documents are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and to the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the SEC. The web site can be accessed at www.sec.gov.

        Following the declaration of effectiveness of the registration statement on Form S-1, of which this prospectus forms a part, we will be required to comply with the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, accordingly, will file current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, proxy statements and other information with the SEC. Those reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and internet site of the SEC referred to above.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        We are including the following discussion to inform you of some of the risks and uncertainties that can affect the Company.

        Various statements this prospectus contains, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenue, income and capital spending. Our forward-looking statements are generally accompanied by words such as "estimate," "project," "predict," "believe," "expect," "anticipate," "potential," "plan," "goal" or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this prospectus speak only as of the date of this prospectus; we disclaim any obligation to update these statements (unless required by securities laws), and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including those discussed under "Risk Factors," may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, contingencies and uncertainties include, but are not limited to, the following:

  •
  dependence on sales to a small number of key clients;

  •
  the timely development of products and services based on new or evolving technologies and the production and acceptance of our products and services by the market;

  •
  our ability to successfully implement our business strategy, including continued growth of our BPO services in our Europe, the Middle East and Africa geographic unit and in our North, Central and South America geographic unit, and sustain our historical growth rate;

  •
  operations in international markets, including the application of international and foreign domestic laws and regulations;

  •
  increased competition in the payment processing, document and content processing and IT services industries;

  •
  our ability to attract and retain qualified personnel;

  •
  risks and costs related to any operational failures in our outsourcing or transaction processing facilities; and

  •
  risks and costs with becoming a publicly traded company.

MARKET DATA

        Market data used in this prospectus have been obtained from independent industry sources and publications as well as from research reports prepared for other purposes. We have not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.

SUMMARY

        This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including, in particular, the "Risk Factors" section beginning on page 11 of this prospectus and the financial statements and related notes included elsewhere in this prospectus. As used in this prospectus, unless the context otherwise requires or indicates, references to "BancTec," "the Company," "we," "our," and "us" refer to BancTec, Inc.

About BancTec

        We provide payment processing, document and content processing and information technology ("IT") services, helping more than 2,000 clients in 50 countries simplify the management of their information, business processes and technology infrastructure. We provide products and services that automate complex, high-volume, data-intensive business processes for the financial services, utilities, telecom, government, global outsourcing, manufacturing and healthcare industries.

        We offer our clients a complete portfolio of payment processing and document and content processing services consisting of hardware and software, infrastructure services, business solutions and business process outsourcing ("BPO") services. We also provide infrastructure services to the IT services industry, with focused deployment and ongoing support services for original equipment manufacturers ("OEMs") and IT outsourcing ("ITO") providers. Our offerings are built around core technology products and industry knowledge that we have developed over decades of working closely with our clients.

        We have developed senior level relationships with our clients by serving as a strategic provider of mission-critical products and services. Our clients include ten of the largest commercial banks in the U.S., five of the largest banks in the U.K., one of the world's largest computer OEMs and two of the largest global ITO providers. We have direct sales coverage in 14 countries across North America and Europe. We also sell hardware and software in emerging markets through resellers and distributors in 36 other countries throughout Asia, Latin America, the Middle East and Africa.

Our Industry

        Our clients, businesses and organizations are facing increasing challenges to improve their operating efficiencies which has led to a growing trend to outsource non-core business processes and to consolidate technology and operating platforms. We believe these trends create valuable opportunities for us to provide our products and services.

        Payment Processing.    The payment processing industry involves the capture, extraction, assessment and archive of financial data from all paper and electronic payments. According to the Gartner Group, global BPO payment processing was approximately a $10.6 billion market in 2004, of which two-thirds was represented by the U.S. market ($7.1 billion). By 2009, Gartner forecasts the market to be $18.4 billion (an 11.3% compound annual growth rate) with the U.S. market forecasted to represent nearly 70% of the global market. To assist our clients in centralizing processing and instituting remote check capture, we provide payment processing and outsourcing services, including check processing, remittance processing, and international payments and receivable processing.

        Document & Content Processing.    The document and content processing industry involves the electronic capture of a variety of documents and forms combined with intelligent integration of the captured data or content into appropriate business applications. According to IDC, a global provider of market intelligence, the worldwide market for document and content processing grew 5.1% to $46.0 billion and the U.S. market grew 5.9% to $21.4 billion in 2006. To enable our clients to comply with changing regulations and increase their ability to use information more effectively, we provide products and services to simplify capturing, processing and archiving of information across the enterprise.

        IT Services.    The IT services industry involves the support, maintenance and deployment of all IT assets, including hardware, such as computers, network equipment, servers, printers and other peripherals, that are integral components of IT infrastructures. According to IDC, the worldwide market for IT services grew to $467 billion in 2006 with hardware deployment and support representing $54.4 billion and is forecasted to grow at a compound annual growth rate of 5.8% through 2011. Our clients outsource their maintenance and IT infrastructure services to us, which enables them to increase efficiency, reduce costs and better serve the needs of their customers.

Our Strategy

        The key elements of our growth strategy include:

        Expand Our Client Relationships.    We intend to continue to provide our clients with a high degree of client service, flexible customization of products and services and a dedicated focus on their business needs. By leveraging our senior level relationships with our clients and instituting account management teams and programs, we believe we can enhance the quality, quantity and responsiveness of our offerings.

        Grow Recurring Revenue and Improve Operating Margins.    We seek to establish and maintain long-term relationships with our clients utilizing multi-year contracts that include the payment of monthly or transactional fees which will enable us to generate recurring revenue. In addition, by managing our operating expenses and combining all non-sales and delivery business functions through a global shared services model, we believe we can better leverage our global infrastructure and provide better service to our clients.

        Broaden Service Offerings to Leverage Existing Infrastructure.    We seek to enhance our portfolio of services by focusing on client requirements, emerging trends and new technologies that will create the need for additional BPO services. We will continue to leverage our global infrastructure of systems and people, and plan to expand our sales, marketing and account management presence as we provide a broader array of products and services.

        Grow Emerging Markets.    We believe that a significant opportunity exists to accelerate our growth by developing our indirect channels in Asia, targeted Eastern European countries and Latin America. Further, we plan to expand our product offerings with both our existing and new channel partners to drive growth.

        Pursue Strategic Acquisitions and Alliances.    We intend to opportunistically expand our capabilities and geographic footprint through strategic acquisitions and alliances that will complement our existing client offerings and enable us to penetrate our target markets and expand our client base.

Client Delivery/Services Portfolio

        We employ a services portfolio approach for our payment processing, document and content processing and IT services solutions to maximize our client satisfaction, market penetration and revenue potential. Our services portfolio consists of:

        BPO Services.    We have been providing BPO services in Europe since 1999, and launched BPO services in North America in 2005. Our BPO services include retail and wholesale payment processing, check processing, healthcare payments and claims, payment and check image archives, mortgage and loan origination, credit card origination, invoice processing, accounts payable approval automation, mailroom and correspondence handling, forms processing and document imaging and archiving.

        Business Solutions.    In the payment processing and document and content processing markets, we provide on-client-site business solutions that help drive operational efficiencies through the automation of mission-critical processes for some of the world's largest institutions. Our business solutions include retail payment processing, check processing, payment and check archiving, invoice imaging and data capture, accounts payable processing, digital image classification, mailroom automation, mortgage and account origination and software services.

        Infrastructure Services.    We provide maintenance, enterprise and support services to the payment processing and document and content processing markets in support of both our and third party products. We also provide IT services to OEMs and global ITO providers. We have expertise in the deployment, logistics and management of IT assets, including hardware such as computers, network equipment, servers, printers and other peripherals that are integral components of the IT infrastructure.

        Products.    We have extensive experience designing, developing, producing and servicing both hardware and software products that enable our clients to capture, process and archive documents and data. We incorporate our hardware and software products as an integral part of our business solutions, utilize them in delivering our BPO services and sell these products through direct and indirect channels.

Corporate Information

        Our principal executive offices are located at 2701 East Grauwyler, Irving, Texas, 75061, and our main telephone number is 972.821.4000. Our website is www.banctec.com. Information on our website is not incorporated into this prospectus and should not be relied upon in determining whether to make an investment in our common stock.

        BancTec®, eFIRST®, ImageSentry®, IntelliScan® and PayCourier® are registered trademarks in the U.S. and several other countries. Our unregistered trademarks include BancTec DocuScan™, eCAP™, E-Series™, ImageSentry™ and X-Series™. All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective holders.

THE OFFERING

        The following summary is provided solely for your convenience. This summary is not intended to be complete. Therefore, you should read carefully the full text and more specific details contained elsewhere in this prospectus.

Common stock offered by selling stockholders	46,575,000 shares
Common stock outstanding	47,041,000 shares (includes 466,000 shares of restricted stock granted to management pursuant to our Amended and Restated 2007 Equity Inventive Plan)
Dividend policy	We do not anticipate paying cash dividends on shares of our common stock for the foreseeable future.
Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.
Listing	Our common stock is not currently listed on any public national securities exchange. We have applied to list our common stock on The NASDAQ Capital Market under the symbol "BTEC."
Risk factors	For a discussion of factors you should consider in making an investment, see "Risk Factors" on page 11.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following table sets forth certain of our summary consolidated financial information for the periods represented. The financial data for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements and notes thereto. The financial data for the six months ended June 30, 2006 and 2007 have been derived from our unaudited condensed consolidated financial statements and notes thereto. The pro forma financial data at and for the six months ended June 30, 2007 and for the fiscal year ended December 31, 2006 has been derived from and should be read in conjunction with the information set forth under the caption "Unaudited Pro Forma Financial Information" included elsewhere in this prospectus.

        The data presented below should be read in conjunction with, and are qualified in their entirety by reference to: "Capitalization," "Selected Consolidated Financial Data," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Proforma		Six Months Ended		Years Ended
	Jun 30, 2007	Dec 31, 2006	Jun 30, 2007	Jun 30, 2006	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002(1)
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$187,972	$379,479	$187,972	$184,804	$379,479	$344,898	$360,726	$378,891	$379,433
Gross profit	49,640	97,238	49,640	43,905	97,238	87,490	87,406	97,112	96,205
Operating expenses	38,754	73,321	44,131	37,105	73,321	73,935	71,598	73,242	70,968
Interest expense	198	515	13,895	9,869	20,326	19,166	19,098	19,473	33,080
Income (loss) from continuing operations before income taxes	$10,654	$23,754	(8,420)	(2,952)	3,943	(5,672)	(3,606)	6,456	700
Income tax expense (benefit)	—	—	2,050	3,781	4,785	1,623	13,621	(11,370)	344
Net income (loss) from continuing operations	—	—	$(10,470)	$(6,733)	$(842)	$(7,295)	$(17,227)	$17,826	$356
Net income (loss) per share
Basic	$0.23	$1.31	$(0.22)	$(0.40)	$(0.05)	$(0.40)	$(1.19)	$0.76	$3.06
Diluted	$0.21	$1.21	$(0.22)	$(0.40)	$(0.05)	$(0.40)	$(1.19)	$0.73	$2.94
Other Financial Data:
EBITDA(2)	$16,495	$38,163	$11,118	$18,342	$38,163	$28,740	$30,687	$46,335	$57,478
Balance Sheet Data:
Total assets	$237,544	—	$334,390	$212,597	$212,597	$197,214	$216,065	$239,515	$231,395
Working capital (deficit)	32,882	—	29,847	(16,892)	(19,518)	(5,988)	11,531	12,337	(8,877)
Long-term debt, less current maturities	—	—	—	198,466	201,841	199,063	197,823	197,823	201,723
Series A preferred stock	—	—	—	18,040	18,040	18,040	18,040	16,568	14,856
Series B preferred stock	—	—	—	13,520	13,520	13,520	13,520	10,609	8,324
Stockholders' equity (deficit)	$110,458	—	$107,423	$(176,157)	$(169,625)	$(171,985)	$(159,703)	$(152,636)	$(153,400)

(1)
In November 2002, we completed the sale of BancTec Japan. For financial statement purposes, this sale was treated as a discontinued operation. As a result, the financial data above for 2002 is reflective of the continuing operations of the Company.

(2)
We define EBITDA as net income as calculated under generally accepted accounting principles in the U.S. ("GAAP") plus interest expense, income taxes and depreciation and amortization less interest earned. Other companies may calculate EBITDA differently than we do. We have provided EBITDA because we believe it will help investors and analysts evaluate our operating performance because:

•
securities analysts and other interested parties use it as a measure of financial performance and debt service capabilities;

•
it facilitates management's ability to measure operating performance of our business because it assists us in comparing our operating performance on a consistent basis, given that it removes the effect of items not directly resulting from our core operations;

  •
  it is used by our management for planning purposes, including the preparation of our internal annual operating budget and the calculation of our ability to borrow under our credit facility (with further adjustments as required under the terms of our credit facility);

  •
  it is used by our management to allocate resources to enhance the financial performance of our business;

  •
  it is used by our management to evaluate the effectiveness of our operational strategies; and

  •
  it is used by our board of directors and management for determining certain management compensation targets and thresholds.

EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP, such as net income, income from operations or cash provided by operating activities. Some of these limitations include:

•
it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•
it does not reflect changes in, or cash requirements for, working capital;

•
it does not reflect significant interest expense, or the cash requirements necessary to service interest or principal payments on our revolving credit facility;

•
it does not reflect payments made or future requirements for income taxes;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect cash requirements for such replacements; and

•
because not all companies use identical calculations, our presentation of EBITDA may not be comparable to EBITDA measures of other companies.

Management compensates for these limitations by primarily relying on GAAP results and relying on EBITDA only supplementally.

Reconciliations of net income (loss) to EBITDA are as follows:

	Proforma		Six Months Ended		Years Ended
	Jun 30, 2007	Dec 31, 2006	Jun 30, 2007	Jun 30, 2006	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002
	(in thousands)
Net income (loss) from continuing operations	$7,860	$18,196	$(10,470)	$(6,733)	$(842)	$(7,295)	$(17,227)	$17,826	$356
Tax provision (benefit)	2,794	5,558	2,050	3,781	4,785	1,623	13,621	(11,370)	344
Interest income	(176)	(236)	(176)	(144)	(236)	(710)	(718)	(690)	(272)
Interest expense	198	515	13,895	9,869	20,326	19,166	19,098	19,473	33,080
Depreciation and amortization	5,819	14,130	5,819	7,876	14,130	15,956	15,913	21,096	23,970
EBITDA	$16,495	$38,163	$11,118	$14,649	$38,163	$28,740	$30,687	$46,335	$57,478

RISK FACTORS

        You should carefully consider each of the following risk factors and all of the other information set forth in this prospectus before deciding to invest in our common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed and we may not be able to achieve our goals. If that occurs, the value of our common stock could decline and you could lose some or all of your investment.

Risk Factors Relating to Our Business

Our top ten clients accounted for approximately 48.6% of our revenue in 2006. If one or more of them were to cease doing business with us, or significantly reduce the volume or profitability of their business with us, our revenue and profitability would likely decline, and our business and reputation would suffer.

        Our success depends upon retention of key clients. A significant portion of our revenue is concentrated among our ten largest clients which accounted for 48.6%, 45.0%, and 44.3%, of our revenue for the years ended December 31, 2006, 2005, and 2004, respectively. During 2006, 2005, and 2004, we derived 19.5%, 15.5%, and 17.4%, respectively, of revenue from a single client, Dell, Inc. ("Dell"). The loss of Dell (or any other significant client) or a substantial reduction in the volume or profitability of our business with Dell (or any other significant client) would have a material adverse effect on our business.

        Clients may be lost due to merger or acquisition, business failure, contract expiration, conversion to a competitor, conversion to an in-house system or the development of new technology, such as remote management, which reduces demand for our services. We cannot guarantee that we will be able to retain long-term relationships or secure renewals of current contracts in the future. Renewal periods present our clients with the opportunity to consider other providers or to renegotiate their contracts with us. In addition, many of our contracts include termination provisions which allow our customers to terminate such contracts subject to certain restrictions. Significant decreases in the volumes under contracts with these significant clients or the loss of any significant client could leave us with a higher level of fixed costs than is necessary to service remaining clients. As a result of our revenue concentration, the loss of one or more key clients, or a significant decrease in the volumes under contracts, or the profitability of our business with them, could have a material adverse effect on our revenue and profitability. In addition, a disruption or a downturn in the business of one or more key clients could reduce our liquidity if we were unable to collect amounts they owe us.

To remain competitive, we must continue to develop products and services based on new or evolving technology. If our new products and services are not accepted by the market, our business could be materially adversely affected.

        The strength of our overall business depends in part on our ability to develop products and services based on new or evolving technology and the market's acceptance of those products and services. There can be no assurance that our development activities will be successful, that new technologies will be available to us, that we will be able to deliver new products and services in a timely manner, that those products and services will meet or exceed generally accepted industry standards or that those products and services will achieve market acceptance. Further risks inherent in the development and introduction of new products and services include the uncertainty of price-performance relative to products and services of competitors, competitors' responses to the introductions and the desire by clients to evaluate new products and services for extended periods of time. Our failure to introduce new or enhanced products on a timely basis, keep pace with rapid industry, technological or market changes or effectively manage the transitions to new products or new technologies could have a material adverse effect on our business, financial condition and results of operations.

If we fail to successfully implement our business strategy, including continued growth of our BPO services in Europe, the Middle East and Africa ("EMEA") and North, Central and South America (the "Americas"), we may be unable to sustain our historical growth rate and our profitability may suffer.

        In order to expand the market for our BPO services business, we must be able to leverage our existing technology, service and industry-specific solutions. Our ability to grow revenues at a pace necessary to maintain and increase profitability requires that we continue to enter into long-term contracts with new and existing customers and transition our business away from the sale of products and towards an increased offering of BPO services. If we are unable to maintain adequate revenue growth and margins in this area, our profitability and financial condition could suffer.

If we fail to expand our sources of recurring revenue, we may be unable to successfully implement our business strategy.

        Our ability to generate recurring revenue requires that we continue to enter into long-term contracts that require the payment of monthly fees and/or daily transactional fees. To the extent we fail to persuade new or existing clients to enter into long-term contracts, we will be unable to implement our business strategy, and as a result, our revenue, profitability and results of operations may be impaired.

Advancing technologies may render our products and services obsolete or less competitive, which could harm our revenue, profitability and financial condition.

        Our industry is characterized by continuing improvement in technology, which results in frequent introduction of new products and services, short product life cycles and continual improvement in price/performance characteristics. We must incorporate these new technologies into our products and services in order to remain competitive. We may not be able to continue to manage technological transitions. A failure on our part to effectively manage the transition of our products and services to new technologies on a timely basis could have a material adverse effect on our revenue and our business. In addition, our business depends on technology trends in our clients' businesses. Many of our traditional products and services enable efficient handling of paper-based transactions. To the extent that technological changes impact the future volume of paper transactions, our traditional business may be adversely impacted. The market for payment processing solutions is highly competitive, rapidly evolving and subject to significant technological change, and we expect competition to increase. Competitive pressures we face may have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks related to our international operations.

        We currently have direct sales coverage in North America and Europe as well as coverage of emerging markets through distributors, value added resellers and system integrators in Asia, the Middle East and Latin America. 40.3% and 48.7% of our revenue in 2006 and the first quarter of 2007, respectively, was derived from international markets and we hope to expand the volume of the products and services that we provide internationally. Worldwide, we presently have personnel in 14 countries and conduct business with clients in 50 countries. Our international operations subject us to additional risks, including:

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  uncertainties concerning import and export license requirements, tariffs and other trade barriers;

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  restrictions on repatriating foreign profits back to the U.S.;

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  changes in foreign policies and regulatory requirements;

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  difficulties in staffing and managing international operations;

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  taxation issues;

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  currency fluctuations;

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  political, cultural and economic uncertainties; and

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  certain countries in which we operate may encounter disruption due to terrorist threat or action.

These risks could restrict our ability to provide services to international clients and could have a material adverse effect on our business, financial condition and results of operations.

The market for our products and services is highly competitive, and our inability to compete with other providers of BPO and IT services could harm our revenue and profitability.

        The BPO and IT services industries are highly competitive. Some of our competitors have greater resources, financial and otherwise, and may develop solutions or services which may make our service offerings obsolete. We must also be competitive in terms of functionality, performance, quality, service and price. Our ability to compete on these factors may impact our ability to win new contracts or develop and expand service offerings. Competition places downward pressure on operating margins, particularly for technology outsourcing contract extensions or renewals. As a result, we may not be able to maintain current operating margins for technology outsourcing contracts extended or renewed in the future.

        Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products and services to address the needs of our existing and prospective clients. Accordingly, it is possible that new competitors or alliances among competitors may emerge and acquire significant market share. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures faced by us will not materially adversely affect our business, financial condition and results of operations.

        We could be adversely affected if our competitors introduce innovative or technologically superior solutions or offer their products at significantly lower prices than we do. No assurances can be given that we will have the resources, marketing and service capability, or technological knowledge to continue to compete successfully.

To be successful, we need to attract and retain qualified personnel, and any inability to do so would adversely affect our business.

        Our senior management team has decades of experience in the financial technology industry and IT services industry and has led our transformation into a products and services company. Our future success depends on our ability to attract, retain and motivate our senior management as well as highly skilled personnel in various areas, including hardware and software development, engineering, project management, procurement, project controls, sales and finance. If we do not succeed in retaining and motivating our current employees and attracting additional highly qualified employees, our business could be adversely affected. Accordingly, our ability to increase our productivity and profitability will be limited by our ability to employ, train and retain skilled personnel necessary to meet our requirements. We may spend considerable resources training employees who may then be hired by our competitors, forcing us to spend additional funds to attract personnel to fill those positions. If we are unable to attract, hire and retain qualified personnel in the future, it could have a material adverse effect on our business, financial condition and results of operations.

Operational failures in our outsourcing or transaction processing facilities could harm our business and reputation.

        An operational failure in our outsourcing or transaction processing facilities could cause us to lose data and clients. Damage or destruction that interrupts our provision of services could damage our relationship with clients and may cause us to incur substantial additional expense to repair or replace damaged equipment. A prolonged interruption of our services or network that extends for more than several hours could cause us to experience data loss and a reduction in revenue as a result of such interruption. In addition, a significant interruption of service could have a negative impact on our reputation and could cause our present and potential clients to choose service providers other than us.

Material breaches in the security of our systems may adversely affect our business and customer relations.

        The confidentiality of our client and consumer information that resides on such systems are critical to the successful operations of our business. Any failures in our security and privacy measures could have a material adverse effect on our business, financial condition and results of operations. An information breach in the system and loss of confidential information could have a longer and more significant impact on our business and operations than a hardware failure.

        We electronically transfer large sums of money and store personal information about consumers, including bank account and credit card information, social security numbers, and merchant account numbers. If we are unable to protect, or clients perceive that we are unable to protect, the security and privacy of our electronic transactions, our reputation and business would suffer. A security or privacy breach may:

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  cause our clients to lose confidence in our services;

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  deter clients from using our services;

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  harm our reputation;

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  expose us to liability;

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  increase our expenses from potential remediation costs; and

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  decrease market acceptance of electronic commerce transactions.

New trends in criminal acquisition and illegal use of personally identifiable data make maintaining the security and privacy of data more costly and time intensive.

        While we believe that we utilize proven applications designed for data security and integrity to process electronic transactions, there can be no assurance that our use of these applications will be sufficient to address changing market conditions or the security and privacy concerns of our clients. The failure to address changing market conditions and the security and privacy concerns of our clients would have a material adverse effect on our business, results of operations and financial condition.

We may experience operational failures of our Enterprise Resource Planning ("ERP") system.

        Our ERP system is used to record our financial results as well as provide electronic links to some of our service clients and partners. Any failure in our ERP system would result in our service partners being unable to electronically send us service requests. Manual back-up processes would result in additional costs for us and our partners and a reduction in the end user level of service.

        We are in the process of rolling out our ERP system across our international operation which currently uses a different system. If we fail to implement our ERP system in a timely and seamless manner, it could adversely affect our levels of service, which could harm our business and reputation, and could lead to delays in collecting receivables cash and recognizing revenue.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent financial fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which could have an adverse effect on our stock prices.

        Currently, we are not subject to the internal control reporting or attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX"). Upon effectiveness of the registration statement of which this prospectus forms a part, we will be required to include in our annual report for the year ending December 31, 2008 our assessment of the effectiveness of our internal control over financial reporting. If we fail to develop reliable financial reports or prevent financial fraud, our ability to obtain subsequent financing, as well as our stock price, could be reduced.

        We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. In conjunction with our 2005 year-end audit, our independent auditors noted significant deficiencies in our financial processes and reporting process, specifically related to process level close control activities including reconciliation of account balances and their review as well as significant deficiencies around general computer controls and inventory controls. These deficiencies arose in part because we have lacked appropriate systems, procedures and depth of personnel with sufficient experience. In response to these concerns, we hired additional accounting personnel throughout 2006. Additionally, we implemented new policies in the second quarter of 2006 requiring that all balance sheet reconciliations be completed on a monthly basis by a member of the financial team either at the corporate level or within specific business units. The balance sheets are subject to a one-level up review on a no less than quarterly basis. In addition, the corporate accounting group will perform a second level of review on a quarterly basis as part of the process to close our books.

        Significant deficiencies involving controls over physical inventory were identified in conjunction with the 2006 year-end audit. Due to implementation of a new ERP system, the comprehensive cycle count program for all plants was delayed. For 2007, a full inventory is being planned as part of the year-end closing process.

        Significant deficiencies involving the design and implementation of General Computer Controls (GCC) for domestic SAP applications were identified in conjunction with our 2006 year-end audit. Corrective and necessary security and access controls have been implemented in connection with a new ERP implementation.

        Management believes the remedies discussed related to 2006 significant deficiencies are reasonably in place to rectify the deficiencies by the end of calendar-year 2007.

        We cannot be certain that our efforts to improve our internal controls will be successful or that we will be able to maintain adequate controls over our financial processes and reporting in the future. Any failure to develop or maintain effective controls could harm our results of operations, cause us to fail to meet our reporting obligations, or cause investors to lose confidence in our reported financial information, which would likely have an adverse effect on our stock price.

Complying with Section 404 of SOX may strain our resources and divert management.

        Prior to the effective date of the registration statement of which this prospectus forms a part, no sales of our common stock have been registered under the Securities Act and our common stock does not currently trade on any national securities exchange. As a result, we have not been required to comply with the requirements of Section 404 of SOX, the NYSE or NASDAQ requiring the establishment and maintenance of effective disclosure and financial controls and the implementation of certain corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

        Upon effectiveness of the registration statement, of which this prospectus forms a part, we will be required under Section 404 of SOX to furnish a report by our management on the design and operating effectiveness of our internal controls over financial reporting with our annual report on Form 10-K for our fiscal year ending December 31, 2008. SOX will require us to perform system and process evaluation and testing of our internal controls over financial reporting to enable management and our independent auditors to report on the effectiveness of our internal controls. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. In addition, our compliance with SOX will require that we incur substantial accounting, legal and consulting expenses. If we are not able to comply with the requirements of SOX in a timely manner, or if we or our independent auditors identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC, our listing stock exchange or other regulatory authorities, which would require additional financial and management resources.

We use estimates and assumptions in entering into our services contracts, and changes in our estimates or assumptions could adversely affect our revenue, profitability and results of operations.

        The pricing and other terms of our client contracts require us to make estimates and assumptions at the time these contracts are entered into that could differ from actual results. These estimates and assumptions reflect our best judgments regarding the nature of the contract and the expected costs to provide the contracted services. In addition, some contracts require significant investments in the early stages, which are expected to be recovered over the life of the contract through billing for services. Increased or unexpected costs or unanticipated delays in the implementation of our services, or decreases in the actual work volumes generated under these contracts could make these contracts less profitable or unprofitable.

Changes in the way we recognize revenue may affect our earnings and operating income.

        We frequently enter into contracts for equipment and software sales and maintenance and other services that may contain multiple elements or deliverables such as hardware, software, peripherals and services. Generally accepted accounting principles and accompanying accounting pronouncements, implementation guidelines, and interpretations regarding recognizing revenue under these contracts are highly complex and involve subjective judgments. These judgments relate to the allocation of the proceeds received from an arrangement to the multiple elements, determination of whether any undelivered elements are essential to the functionality of the delivered elements, and the appropriate timing of revenue recognition. Changes in the accounting rules or their interpretation or changes in our products or services could significantly change our earnings and results of operations and could add significant volatility to those measures, without a comparable underlying change in cash flow from operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies" and "Note A—Summary of Significant Accounting Policies" included in our Consolidated Financial Statements.

Some of our contracts for BPO services contain fixed pricing or benchmarking provisions that could adversely affect our results of operations and cash flow.

        Many of our contracts for BPO services contain provisions requiring that our services be priced based on a pre-established standard or benchmark regardless of the costs we incur in performing these services. Many of our BPO contracts contain pricing provisions that require the client to pay a set fee for our services regardless of whether our costs to perform these services exceed the amount of the set fee. Some of our contracts may contain re-pricing provisions which can result in reductions of our fees for performing our services. In such situations, we are exposed to the risk that we may be unable to price our services to levels that will permit recovery of our costs, and may adversely affect our results of operations and cash flow.

Future strategic acquisitions may not be successful.

        We may pursue growth through the acquisition of companies or assets, both in the U.S. and internationally, that will enable us to broaden the types of projects we execute and also expand into new markets. We may be unable to implement this growth strategy if we cannot identify suitable companies or assets or reach agreement on potential strategic acquisitions on acceptable terms. The core risks related to acquisitions are in the areas of valuation (negotiating a fair price for the business based on limited diligence) and integration (managing the complex process of integrating the acquired company's people, products, technology and other assets so as to realize the projected value of the acquired company and the synergies projected to be realized in connection with the acquisition).

Our ability to raise additional capital for future needs will impact our ability to compete in markets we serve.

        We may require additional capital to purchase assets, complete strategic acquisitions, repurchase shares on the open market or for general liquidity needs. Declines in our credit rating or limits on our ability to sell additional shares may adversely affect our ability to raise additional capital or materially increase our cost of capital. Our inability to raise additional capital at a reasonable cost may adversely impact our revenue growth and the price of our stock.

Our operations are subject to numerous U.S. and foreign laws, regulations and restrictions affecting our products, services, labor and the markets in which we operate and non-compliance with these laws, regulations and restrictions could have a material adverse effect on our business and financial condition.

        Various aspects of the products and services we offer are subject to U.S. federal, state and local regulation, as well as regulation outside the U.S. Failure to comply with regulations may result in the suspension or revocation of licenses or registrations, the limitation, suspension or termination of service, and/or the imposition of civil and criminal penalties, including fines which could have a material adverse effect on our business, reputation and financial condition. We are subject to U.S. and international financial services regulations, a myriad of consumer protection laws, escheat regulations and privacy and information security regulations to name only a few. In addition, our international business subjects us to numerous U.S. and foreign laws and regulations, including, without limitation, the Foreign Corrupt Practices Act. Our failure or the failure of our sales representatives or consultants to comply with these laws and regulations could have a materially adverse effect on our business, financial condition and results of operation. In addition, even an inadvertent failure to comply with laws and regulations, as well as rapidly evolving social expectations of corporate fairness, could damage our reputation and brands.

We depend on our suppliers and the loss of any key supplier could materially and adversely affect our business, financial condition and results of operations.

        Our hardware products depend on the quality of components that are procured from third party suppliers. Reliance on suppliers, as well as industry supply conditions, generally involves several risks, including the possibility of defective parts (which can adversely affect the reliability and reputation of our products), a shortage of components and reduced control over delivery schedules (which can adversely affect our manufacturing efficiencies) and increases in component costs (which can adversely affect our profitability).

        We have several single-sourced supplier relationships, either because alternative sources are not available or the relationship is advantageous due to performance, quality, support, delivery, capacity or price considerations. If these sources are unable to provide timely and reliable supply, we could experience manufacturing interruptions, delays or inefficiencies, which could have a material adverse effect on our results of operations. Even where alternative sources of supply are available, qualification of the alternative suppliers and establishment of reliable supplies could result in delays and a possible loss of sales, which could have a material adverse effect on our business, financial condition and results of operations.

We may experience software defects, development delays or installation difficulties, which would harm our business and reputation and expose us to potential liability.

        Our services are based on sophisticated software and computing systems, and we may encounter delays when developing new applications and services. Further, the software underlying our services has occasionally contained, and may in the future contain, undetected errors or defects when first introduced or when new versions are released. In addition, we may experience difficulties in installing or integrating our technologies on platforms used by our clients. Defects in our software, errors or delays in the processing of transactions or other difficulties could result in interruption of business operations, delay in market acceptance, additional development and remediation costs, diversion of technical and other resources, loss of clients, negative publicity or exposure to liability claims. Although we attempt to limit our potential liability through disclaimers and limitation of liability provisions in our license and client agreements, we cannot be certain that these measures will successfully limit our liability.

We may not be able to receive or retain the necessary licenses or authorizations required for us to export or re-export our products, technical data or services, which could have a material adverse effect on our business, financial condition and results of operations.

        In order for us to export certain products or services, we are required to obtain licenses from the U.S. government, often on a transaction-by-transaction basis. We cannot be sure of our ability to obtain the U.S. government licenses or other approvals required to export our products and services for sales to foreign governments, foreign commercial customers or foreign destinations. Failure to receive required licenses or authorizations could hinder our ability to export our products and services and could harm our business, financial condition and results of operations. Export transactions may also be subject to the import laws of the importing and destination countries. If we fail to comply with these import laws, our ability to sell our products and services may be negatively impacted which would have a material adverse effect on our business and results of operations.

Future consolidation of financial institution clients may adversely affect our revenue, profitability and results of operations.

        There has been significant consolidation in the financial industry in recent years. As many of our clients are larger organizations that require highly specialized solutions, we have benefited in the past, and may benefit in the future, from consolidation in the industry. However, further consolidation in the financial industry also may increase pressure on profit margins as merged entities seek additional discounts due to the increased volume resulting from the consolidation. The increase in bargaining power from consolidated clients presents a risk that new contracts may be subject to increased pricing pressure, which may adversely affect our revenue, profitability and results of operations.

Our quarterly operating results may vary significantly, making it difficult to predict our future operating results or to achieve our earnings forecasts. Moreover, the industries in which we operate are subject to seasonal trends, which may affect our results of operations.

        Our results of operations may fluctuate from period to period and will depend on numerous factors, including the following: client demand and market acceptance of our products and services, new product introductions, product obsolescence, varying product mix, foreign-currency exchange rates, competition and other factors. Any unfavorable change in one or more of these factors could have a material adverse effect on our business.

        In addition, we have historically experienced more demand for our products and services in the fourth quarter than during the other times of the year, and we expect to experience similar results in the future. Our revenue has historically been affected by the buying patterns of financial services organizations. Buying patterns of financial services organizations, which tend to increase their purchases of products and services at the end of the calendar year, have resulted in higher sales in our fourth quarter. Demand for our products and services is typically lowest in the third quarter, primarily due to the fact that many of our European clients are on holiday. As a result, our results of operations may vary significantly from period to period, affecting our cash flow and liquidity.

We are subject to environmental laws and regulations, and we may be exposed to certain environmental liabilities related to our occupation and leasing of certain property.

        We are subject to federal, state, local and foreign environmental and health and safety laws and regulations. We may have potential exposure for certain environmental liabilities related to the ownership, leasing and operation of certain properties, including our facility in Irving, Texas. We cannot assure you that costs related to future clean-up and other environmental liabilities, if any, will not be material. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Also, in the future, contamination may be found to exist at our current or former facilities and we could be held liable for such contamination. The remediation of such contamination, or the enactment of more stringent laws or regulations or more strict interpretation of existing laws and regulations may require us to make additional expenditures, some of which could be material.

Misappropriation of our intellectual property and proprietary rights could impair our competitive position.

        We rely on a combination of patent, copyright, trademark and trade secret laws, as well as licensing agreements, third party non-disclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. There can be no assurance that these protections will be adequate to prevent our competitors from copying or reverse-engineering our hardware or software products, or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information. In addition, the laws of certain countries in which our products are sold or may be licensed do not protect our products and intellectual property rights to the same extent as the laws of the U.S. The validity of any patents issued, or that may be used, by us may be challenged by others and we could encounter litigation in enforcing our patent rights against infringement. In addition, there can be no assurance that other technology cannot or will not be developed, or that patents will not be obtained by others, that would render our patents obsolete.

If our products or services are found to infringe the proprietary rights of others, we may be required to change our business practices or pay significant costs and monetary penalties.

        If others claim that we have infringed their intellectual property rights, we could be liable for significant damages. We have agreed to indemnify many of our clients against claims that our products and services infringe on the proprietary rights of others. Any such claims, whether with or without merit, could be time-consuming, result in costly litigation and may not be resolved on terms favorable to us.

Our reputation and business can be adversely impacted by adverse developments in our clients' businesses.

        Because we provide certain outsourced services to our clients, our reputation and business could be adversely impacted by adverse developments in our clients' businesses. Our largest client, Dell, was recently named in a complaint filed by the Attorney General of the State of New York related to certain financing and servicing programs offered by Dell. We were identified in an affirmation filed with such complaint as a service provider to Dell. While the complaint did not allege any wrongdoing or criticize any activities on our part, our reputation and business could be adversely impacted by an adverse outcome for Dell as a result of such complaint.

The decline in volume of paper transactions may adversely impact our traditional business.

        The demand for paper payment processing solutions continues to decline due to market trends, including reduced check volume, check truncation, and the passage of Check 21. Check 21 is a federal law that is designed to enable banks to handle more checks electronically by facilitating the use of check truncation, the process by which a check is converted into a digital image, which, when reprinted, serves as the official record of the check. Check 21 became effective October 28, 2004. This continued decline in the volume of paper transactions will adversely affect revenues from certain of our traditional product offerings.

Our business could be materially adversely affected as a result of war or acts of terrorism.

        Terrorist acts or acts of war may cause damage or disruption to our employees, facilities, clients, partners, and suppliers, which could have a material adverse effect on our business, financial condition and results of operations. Such conflicts may also cause damage or disruption to transportation and communication systems and to our ability to manage logistics in such an environment, including receipt of components and distribution of products.

Risks Related to this Offering and Our Common Stock

An active market for our common stock may not develop and the market price for shares of our common stock may be highly volatile and could be subject to wide fluctuations.

        There is no current market for our common stock. An active market for our common stock may not develop or may not be sustained. We have applied to have our common stock listed on The NASDAQ Capital Market, but we cannot assure you that our application will be approved. In addition, we cannot assure you as to the liquidity of any such market that may develop or the price that our stockholders may obtain for their shares of our common stock.

        Even if an active trading market develops, the market price for shares of our common stock may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect our share price include:

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  actual or anticipated variations in our quarterly operating results;

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  changes in our earnings estimates;

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  publication (or lack of publication) of research reports about us;

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  increases in market interest rates, which may increase our cost of capital;

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  changes in applicable laws or regulations, court rulings, enforcement and legal actions;

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  changes in market valuations of similar companies;

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  adverse market reaction to any increased indebtedness we incur in the future;

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  additions or departures of key management personnel;

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  actions by our stockholders;

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  speculation in the press or investment community; and

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  general market and economic conditions.

Future sales of our common stock may dilute your ownership interest and/or depress our share price.

        We may in the future issue our previously authorized and unissued securities. We are authorized to issue 100,000,000 shares of common stock and 10,000,000 shares of preferred stock with such designations, preferences and rights as determined by our board of directors. As of September 30, 2007, we had a total of 47,041,000 shares of common stock outstanding, which excludes options to purchase 3,285,000 shares granted to management and certain employees at or shortly after our private equity placement pursuant to our Amended and Restated 2007 Equity Inventive Plan (the "2007 Equity Incentive Plan"). We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with the hiring of personnel, future acquisitions, future private placements and public offerings of our securities for capital raising purposes, or for other business purposes. The potential issuance of such additional shares of common stock will result in the dilution of the ownership interests of our present stockholders and purchasers of common stock offered hereby and may create downward pressure on the trading price of our common stock.

        The sales of substantial amounts of our common stock following the effectiveness of the shelf registration statement, or the perception that these sales may occur, could cause the market price of our common stock to decline and impair our ability to raise capital.

The estimated offering price per share of the common stock listed on the cover page of this prospectus may not accurately reflect its actual value.

        The offering price per share listed on the cover page to this prospectus is an estimate, based solely upon the last reported sale price per share of shares of the Company's common stock effected through the PORTAL Market on August 30, 2007. This fixed price estimate is not an offer by the selling stockholders to sell our shares of common stock at such price. We will use this estimate, however, until the registration statement of which this prospectus forms a part is declared effective and our shares are the subject of quotations on The NASDAQ Market or other national securities exchange, market or trading facility, at which point the selling stockholders may sell shares of our common stock at fixed or negotiated prices. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale of our common stock offered under this prospectus. Such sales may not accurately reflect the value of our common stock, and may not be realized upon any subsequent disposition of the shares.

We do not anticipate paying any dividends on our common stock in the foreseeable future.

        We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future, and our ability to pay dividends is restricted by our revolving credit facility (the "Revolving Credit Facility") with General Electric Capital Corporation, as successor-in-interest to Heller Financial, Inc. ("GE"), which prohibits the payment of dividends without GE's prior approval. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

We may not be accepted for listing or inclusion on the NASDAQ Capital Market or another national exchange or automated inter-dealer quotation system.

        We have applied to have our common stock listed on The NASDAQ Capital Market. This listing may not be approved, or, if approved, maintained or that we will be able to have our common stock listed on any other national exchange or automated inter-dealer quotation system. Our inability to list or include our common stock on The NASDAQ Stock Market, The New York Stock Exchange or an automated inter-dealer quotation system would adversely affect the ability of our stockholders to sell their shares of common stock subsequent to the declaration of effectiveness of the registration statement of which this prospectus forms a part, and consequently may adversely affect the value of such shares. In such case, our stockholders would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock. In addition, we would have more difficulty attracting the attention of market analysts to cover us in their research.

        Additionally, if our common stock is approved for listing or inclusion on The NASDAQ Capital Market or any other national exchange or automated inter-dealer quotation system, we will have no prior trading history, and thus there is no way to determine the prices or volumes at which our common stock will trade. Holders of our common stock may not be able to resell their shares at or near their original acquisition price, or at any price.

Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our Company, which could adversely affect the price of our common stock.

        Provisions in our certificate of incorporation and our bylaws and applicable provisions of the Delaware General Corporation Law may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. Our certificate of incorporation and bylaws:

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  authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to thwart a takeover attempt without further stockholder approval;

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  classify the board of directors into staggered three-year terms, which may lengthen the time required to gain control of our board of directors;

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  prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors;

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  require that any stockholder that wants to propose any matter for action by stockholders at a stockholders' meeting, including the nomination of candidates for election to the board of directors, provide the company with advance notice of such matter within a specified time period, which may limit ability of stockholders to propose matters for action at a stockholders' meeting;

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  prohibit action by written consent of the stockholders, requiring all actions to be taken at a meeting of the stockholders; and

  •
  require super-majority (66 2/3%) voting to effect amendments to the board classification, board size and prohibition on cumulative voting provisions contained in our certificate of incorporation or bylaws.

        We are also subject to the provisions of Section 203 of the Delaware General Corporate Law, which limits business combination transactions with stockholders of 15% or more of our outstanding voting stock that our board of directors has not approved. These provisions and other similar provisions make it more difficult for stockholders or potential acquirers to acquire us without negotiation. These provisions may apply even if some stockholders may consider the transaction beneficial to them.

        These provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then current market price for our common stock.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares of common stock offered in this prospectus.

DIVIDEND POLICY

        We have not historically paid dividends on our common stock. Additionally, we do not anticipate that we will pay dividends on our common stock in the foreseeable future as we intend to retain any future earnings to fund the development and growth of our business. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results, and conditions, legal requirements, and other factors that our board of directors deems relevant. Our Revolving Credit Facility restricts the payment of dividends to our stockholders without GE's prior approval.

CAPITALIZATION

        The following table shows our cash and cash equivalents and capitalization as of June 30, 2007, on an historical basis and as adjusted to give effect to the July 27, 2007 redemption of our Senior Notes due 2008 (the "Senior Notes") using a portion of the proceeds from our June 2007 private equity placement.

        You should refer to "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus in evaluating the material presented below.

	As of June 30, 2007
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$119,995	$23,149	(1)
Revolving Credit Facility	—	—
Long-term debt
Senior Notes	93,975	—	(1)
Stockholders' equity (deficit):
Common stock, par value $0.01 per share—47,041,000 shares issued and outstanding as of June 30, 2007	466	466
Additional paid-in capital	426,228	426,228
Accumulated deficit	(304,855)	(307,726)	(2)
Accumulated other comprehensive loss	(14,416)	(14,416)
Total stockholders' equity (deficit)	$107,423	$104,552
Total capitalization	$201,398	$104,552

(1)
On July 27, 2007, the Company redeemed in full its outstanding Senior Notes, plus accrued premium and interest thereon, for $96.8 million.

(2)
Adjusted to reflect $2.9 million of prepayment costs and interest expense relating to the redemption of the Senior Notes.

MARKET FOR COMMON STOCK

        In connection with our June 2007 private equity placement, we applied to have our common stock designated for inclusion in The PORTAL Market, which is operated by The NASDAQ Stock Market. Other than inclusion of our common stock in The PORTAL Market, there is currently no established trading market for our common stock. In connection with this offering by the selling stockholders, we have applied to have our common stock listed on The NASDAQ Capital Market under the symbol "BTEC".

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth certain of our selected consolidated financial information for the periods represented. The financial data for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements and notes thereto. The financial data for the six months ended June 30, 2006 and 2007 have been derived from our unaudited condensed consolidated financial statements and notes thereto. The pro forma financial data at and for the six months ended June 30, 2007 and for the fiscal year ended December 31, 2006 has been derived from and should be read in conjunction with the information set forth under the caption "Unaudited Pro Forma Financial Information" included elsewhere in this prospectus.

        The data presented below should be read in conjunction with, and are qualified in their entirety by reference to: "Capitalization," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Proforma		Six Months Ended		Years Ended
	Jun 30, 2007	Dec 31, 2006	Jun 30, 2007	Jun 30, 2006	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002(1)
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$187,972	$379,479	$187,972	$184,804	$379,479	$344,898	$360,726	$378,891	$379,433
Gross profit	49,640	97,238	49,640	43,905	97,238	87,490	87,406	97,112	96,205
Operating expenses	38,754	73,321	44,131	37,105	73,321	73,935	71,598	73,242	70,968
Interest expense	198	515	(13,895)	(9,869)	20,326	19,166	19,098	19,473	33,080
Income (loss) from continuing operations before income taxes	$10,654	$23,754	(8,420)	(2,952)	3,943	(5,672)	(3,606)	6,456	700
Income tax expense (benefit)	—	—	2,050	3,781	4,785	1,623	13,621	(11,370)	344

Net income (loss) from continuing operations	—	$—	$(10,470)	$(6,733)	$(842)	$(7,295)	$(17,227)	$17,826	$356

Net income (loss) per share
Basic	$0.23	$1.31	$(0.22)	$(0.40)	$(0.05)	$(0.40)	$(1.19)	$.76	$3.06
Diluted	$0.21	$1.21	$(0.22)	$(0.40)	$(0.05)	$(0.40)	$(1.19)	$0.73	$2.94
Other Financial Data:
EBITDA(2)	$16,495	$38,163	$16,672	$18,342	$38,163	$28,740	$30,687	$46,335	$57,478
Balance Sheet Data:
Total assets	$237,544	$—	$334,390	$212,597	$212,597	$197,214	$216,065	$239,515	$231,395
Working capital (deficit)	32,882	—	29,847	(16,892)	(19,518)	(5,988)	11,531	12,337	(8,877)
Long-term debt, less current maturities	—	—	—	198,466	201,841	199,063	197,823	197,823	201,723
Series A preferred stock	—	—	—	18,040	18,040	18,040	18,040	16,568	14,856
Series B preferred stock	—	—	—	13,520	13,520	13,520	13,520	10,609	8,324
Stockholders' deficit	$110,458	$—	$107,423	$(176,157)	$(169,625)	$(171,985)	$(159,703)	$(152,636)	$(153,400)

(1)
In November 2002, the Company completed the sale of BancTec Japan. For financial statement purposes, the sale was treated as a discontinued operation. As a result, the financial data above for 2002 is reflective of the continuing operations of the Company.

(2)
We define EBITDA as GAAP net income plus interest expense, income taxes and depreciation and amortization less interest earned. Other companies may calculate EBITDA differently than we do. We have provided EBITDA because we believe it will help investors and analysts evaluate our operating performance because:

•
securities analysts and other interested parties use it as a measure of financial performance and debt service capabilities;

•
it facilitates management's ability to measure operating performance of our business because it assists us in comparing our operating performance on a consistent basis, given that it removes the effect of items not directly resulting from our core operations;

  •
  it is used by our management for planning purposes, including the preparation of our internal annual operating budget and the calculation of our ability to borrow under our credit facility (with further adjustments as required under the terms of our credit facility);

  •
  it is used by our management to allocate resources to enhance the financial performance of our business;

  •
  it is used by our management to evaluate the effectiveness of our operational strategies; and

  •
  it is used by our board of directors and management for determining certain management compensation targets and thresholds.

EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP, such as net income, income from operations or cash provided by operating activities. Some of these limitations include:

•
it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•
it does not reflect changes in, or cash requirements for, working capital;

•
it does not reflect significant interest expense, or the cash requirements necessary to service interest or principal payments on our revolving credit facility;

•
it does not reflect payments made or future requirements for income taxes;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect cash requirements for such replacements; and

•
because not all companies use identical calculations, our presentation of EBITDA may not be comparable to EBITDA measures of other companies.

Management compensates for these limitations by primarily relying on GAAP results and relying on EBITDA only supplementally.

Reconciliations of net (loss) income to EBITDA are as follows:

	Proforma		Six Months Ended		Years Ended
	Jun 30, 2007	Dec 31, 2006	Jun 30, 2007	Jun 30, 2006	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002
	(in thousands)
Net income (loss) from continuing operations	$7,860	$18,196	$(10,470)	$(6,733)	$(842)	$(7,295)	$(17,227)	$17,826	$356

Tax provision (benefit)	2,794	5,558	2,050	3,781	4,785	1,623	13,621	(11,370)	344
Interest income	(176)	(236)	(176)	(144)	(236)	(710)	(718)	(690)	(272)
Interest expense	198	515	13,895	9,869	20,326	19,166	19,098	19,473	33,080
Depreciation and amortization	5,819	14,130	5,819	7,876	14,130	15,956	15,913	21,096	23,970

EBITDA	$16,495	$38,163	$11,118	$14,649	$38,163	$28,740	$30,687	$46,335	$57,478

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated financial information, which is referred to as the pro forma financial information, has been prepared to give effect to the June 27, 2007 private equity placement, as well as the subsequent utilization of proceeds thereof. Note that a substantial portion of the recapitalization transaction is contained within the June 30, 2007 historical numbers.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)

	Six Months Ended June 30, 2007
	Historical	Adjusted		Pro Forma
	(in thousands, except for per share data)
REVENUE
Equipment and software	$45,469	$—		$45,469
Software services	20,860	—		20,860
Maintenance and other services	121,643	—		121,643

	187,972	—		187,972
COST OF SALES
Equipment and software	28,716	—		28,716
Software services	8,520	—		8,520
Maintenance and other services	101,096	—		101,096

	138,332	—		138,332

Gross profit	49,640	—		49,640
OPERATING EXPENSES
Product development	3,489	—		3,489
Selling, general and administrative	40,642	(5,377	)(B)	35,265

	44,131	(5,377)		38,754
Income from operations	5,509	5,377		10,886
OTHER INCOME (EXPENSE)
Interest income	176	—		176
Interest expense	(13,895)	(13,697	)(E)	(198)
Sundry, net	(210)	—		(210)

	(13,929)	(13,697)		(232)

INCOME (LOSS) BEFORE INCOME TAXES	(8,420)	19,074		10,654
NET LOSS PER SHARE
Basic				$0.23
Diluted				$0.21
WEIGHTED AVERAGE SHARES
Basic				46,575
Diluted				50,316

See accompanying notes.

 PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)

	Twelve Months Ended December 31, 2006
	Historical	Adjusted		Pro Forma
	(in thousands, except for per share data)
REVENUE
Equipment and software	$92,137	$—		$92,137
Software services	43,999	—		43,999
Maintenance and other services	243,343	—		243,343

	379,479	—		379,479
COST OF SALES
Equipment and software	59,521	—		59,521
Software services	19,205	—		19,205
Maintenance and other services	203,515	—		203,515

	282,241	—		282,241

Gross profit	97,238	—		97,238
OPERATING EXPENSES
Product development	7,275	—		7,275
Selling, general and administrative	66,046	—		66,046

	73,321	—		73,321
Income from operations	23,917	—		23,917
OTHER INCOME (EXPENSE)
Interest income	236	—		236
Interest expense	(20,326)	(19,811	)(E)	(515)
Sundry, net	116	—		116

	(19,974)	(19,811)		(163)

INCOME (LOSS) BEFORE INCOME TAXES	3,943	19,811		23,754
NET LOSS PER SHARE
Basic				$1.31
Diluted				$1.21
WEIGHTED AVERAGE SHARES
Basic				18,186
Diluted				19,576

See accompanying notes.

 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)

	June 30, 2007
	Historical	Adjustments		Pro Forma
	(in thousands, except for per share data)
CURRENT ASSETS
Cash and cash equivalents	$119,995	$(96,846	)(A)	$23,149
Restricted cash	1,352			1,352
Accounts Receivable, less allowance for doubtful accounts of $827	67,795			67,795
Inventories, net	27,627			27,627
Prepaid expenses	6,787			6,787
Other current assets	679			679

Total current assets	224,235	(96,846)		127,389
PROPERTY, PLANT AND EQUIPMENT, net	45,264			45,264
OTHER ASSETS
Goodwill	42,135			42,135
Other intangible assets, less accumulated amortization of $1,600	4,384			4,384
Outsourcing contract costs, less accumulated amortization of $1,086	6,652			6,652
Deferred income tax benefit	10,603			10,603
Other assets	1,117			1,117

Total other assets	64,891	—		64,891

TOTAL ASSETS	$334,390	$(96,846)		$237,544

CURRENT LIABILITIES
Current obligations under capital leases, financing arrangements and revolver	$95,277	$(93,975	)(A)	$1,302
Trade accounts payable	20,474			20,474
Other accrued expenses and liabilities	30,215	(5,906	)(B),(C)	24,309
Deferred Revenue	27,305			27,305
Maintenance contract deposits	15,426			15,426
Income taxes payable	5,691			5,691

Total current Liabilities	194,388	(99,881)		94,507
OTHER LIABILITIES
Non-current maintenance contract deposits	2,670			2,670
Pension liability	23,430			23,430
Other non-current liabilities	6,479			6,479

Total other liabilities	32,579	—		32,579

Total liabilites	226,967	(99,881)		127,086
STOCKHOLDERS' EQUITY (DEFICIT)
Common stock authorized, authorized 100,000,000 shares of $.01 par value at June 30, 2007
Common stock—issued and outstanding 46,575,000 shares at June 30, 2007	466			466
Additional paid-in-capital	426,228			426,228
Accumulated deficit	(304,855)	3,035	(D)	(301,820)
Accumulated other comprehensive loss	(14,416)			(14,416)

Total stockholders' deficit	107,423	3,035		110,458

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$334,390	$(96,846)		$237,544

See accompanying notes.

 Notes to Pro Forma Condensed
Consolidated Financial Information

(Unaudited)

Note 1—Basis of Presentation

        The unaudited pro forma condensed consolidated balance sheet as of June 30, 2007 gives effect to the recapitalization transaction as of June 27, 2007 and gives effect to the redemption of the Senior Notes as if it occurred on June 30, 2007. The unaudited pro forma condensed consolidated statement of operations for the fiscal year ended December 31, 2006 and for the six months ended June 30, 2007 give effect to the recapitalization transaction as if it occurred on January 1, 2006.

Note 2—Unaudited Pro Forma Adjustments

        Our June 2007 private equity placement provided proceeds of $351.6 million from the issuance of common stock. Following the closing of our June 2007 private equity placement, we used $42.4 million of the proceeds of such offering to redeem all of our Series A and Series B preferred stock and $48.3 million of the proceeds of such offering to repurchase all of our common stock. Additionally, we used $110.7 of the proceeds of such offering to prepay in full the Sponsor Note. We also used a portion of the proceeds of such offering to repay the principal balance due under our Revolving Credit Facility, and accordingly, at present have no significant borrowings under our Revolving Credit Facility. Payments under the Revolving Credit Facility totaled $31.5 million for the six months ended June 30, 2007, while borrowing under the Revolving Credit Facility provided $16.7 million for the same period in the prior year. The purchase by WCAS of Series B preferred stock provided proceeds of $8.0 million during the six months ended June 30, 2007.

        At June 30, 2007, our principal outstanding debt instruments consisted of (i) no amount outstanding under the Revolving Credit Facility maturing May 1, 2008, and (ii) $94.0 million of Senior Notes. In July 2007, we used a portion of the proceeds from our June 2007 private equity placement to redeem the entire amount due under the Senior Notes.

(A)
On July 27, 2007, the Company completed its debt payoff through settlement of the Senior Notes in the amount of $96.8 million, which included accrued interest and prepayment costs.

(B)
The Company incurred $5,377 in non-recurring transaction expenses relating to the June 27, 2007 private equity placement.

(C)
Reflects the elimination of accrued interest on the Senior Notes which were redeemed on July 27, 2007.

(D)
Reflects the elimination of $5,377 in non-recurring expenses relating to the June 27, 2007 private equity placement, $529 of interest on the redeemed Senior Notes, less $2,871 of paid interest and prepayment costs relating to the redemption of the Senior Notes on July 27, 2007.

(E)
Reflects the elimination of interest expense on the Sponsor Note, Senior Notes and the revolving credit facility, all of which were paid down with proceeds from the private equity placement on June 27, 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our audited and unaudited financial statements and related notes appearing elsewhere in this prospectus. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described in this prospectus under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors." We assume no obligation to update any of these forward-looking statements.

Overview

        We provide payment processing, document and content processing and IT services, helping more than 2,000 clients in 50 countries simplify the management of their information, business processes and technology infrastructure. We provide products and services that automate complex, high-volume, data-intensive business processes for the financial services, utilities, telecom, government, global outsourcing, manufacturing and healthcare industries.

        We offer our clients a complete portfolio of payment processing and document and content processing services, consisting of hardware and software, infrastructure services, business solutions and BPO services. We also provide infrastructure services to the IT services industry, with focused deployment and ongoing support services for OEMs and ITO providers. Our offerings are built around core technology products and industry knowledge that we have developed over decades of working closely with our clients.

        We have developed senior level relationships with our clients by serving as a strategic provider of mission-critical products and services. Our clients include ten of the largest commercial banks in the U.S., five of the largest banks in the U.K., one of the world's largest computer OEMs and two of the largest global ITO providers.

        We have direct sales coverage in 14 countries across North America and Europe. We also sell hardware and software in the emerging markets through resellers and distributors in 36 other countries throughout Asia, Latin America, the Middle East and Africa.

Operating Segments

        We report our operations as three primary segments: Americas, EMEA, and Information Technology Service Management ("ITSM"). We service our payment processing and document and content processing businesses through our two geographic business units: the Americas and EMEA. The Americas and EMEA business units offer a similar portfolio of products and services, infrastructure services, business solutions and BPO services to similar types of clients. Our ITSM unit operates as a global business and offers infrastructure services to OEMs and ITO providers. For revenues from external customers, a measure of profit or loss and total assets reported by segment, see Note N—Business Segment Data to our consolidated financial statements.

Business and Industry Trends

        We initiated several growth initiatives in late 2005. We expanded our BPO services in the Americas by leveraging our experience in the EMEA BPO market. We expanded our ITSM business in the EMEA market. We also grew our Americas hardware maintenance business through the addition of significant contracts for the maintenance of third party equipment.

        Our business continues to be influenced by several significant factors and trends, including corporate technology spending cycles, competitive pressures and the impact of technological changes on the volume of paper-based transactions, and ongoing planned changes in the revenue mix within our Americas and EMEA operating segments.

        Corporate technology spending cycles can impact our revenue from period to period because companies who purchase significant hardware or software systems from us in a given fiscal quarter or year may not make another such significant purchase or upgrade for a period of three to seven years. Such cyclicality may generate a large revenue stream realized in a current period that will not recur for some length of time, even if the customer upgrades or purchases additional products from us in their next spending cycle. This can result in significant variability in our earnings compared to the prior year or quarterly period.

        The market for our products and services within the industries we serve remains highly competitive, and technological advances may render our products and services less desirable than some of our competitors if we are not able to incorporate these new technologies into our products and rapidly adapt to the technology trends in our clients' business. Additionally, the impact of these technological changes on the volume of paper-based transactions in our payment processing business is expected to continue to result in declining revenue in that market with our existing customers, and we will be required to increase our market penetration for these products if we are to maintain revenue from these products at or near historical levels. Due to regulatory requirements and other reasons, however, we do not anticipate a corresponding decline of paper-based transactions in our document and content processing businesses, especially as it relates to our expansion into the healthcare and accounts payable processing industries. We intend to continue to grow our BPO business with our clients in the payment processing industry in an effort to offset the decline in paper-based transactions in that market.

        As a result of the technological advances and changes affecting the demand for some of our products, we intend to continue to enhance our portfolio of services to adapt to our clients' needs throughout our Americas and EMEA operating segments, including focusing on growing our BPO services offerings and expanding our offerings to other industries and products, including healthcare and accounts payable processing. Accordingly, we expect that our revenue mix within the Americans and EMEA operating segments will continue to change to reflect these business and product sales trends.

Revenue and Expenses

        We derive revenue from primarily three sources: (1) equipment and software sales, (2) software services and (3) maintenance and other services. Equipment and software sales include BancTec and third party equipment and software designed to address complex data and paper-intensive work processes; integration of BancTec and third-party developed software with BancTec and third-party manufactured equipment; and consumable products used by BancTec and third-party manufactured equipment. Software services include ongoing support of BancTec developed software. Maintenance and other services include the provision of BPO services for payment processing, accounts payable processing and mailroom process and other services; equipment deployment and maintenance services; and ongoing support of BancTec and third-party manufactured equipment. For the years ended December 31, 2004, 2005 and 2006, equipment and software sales contributed 25.5%, 23.4% and 24.3% of our consolidated revenue, respectively; software services contributed 12.7%, 13.3% and 11.6% of our consolidated revenue, respectively; and maintenance and other services contributed 61.8%, 63.3% and 64.1% of our consolidated revenue, respectively. For the six months ended June 30, 2006 and 2007, equipment and software sales contributed 23.5% and 24.2% of our consolidated revenue, respectively; software services contributed 11.7% and 11.1% of our consolidated revenue, respectively; and maintenance and other services contributed 64.8% and 64.7% of our consolidated revenue, respectively, for the same periods. For the quarters ended June 30, 2006 and 2007, equipment and software sales contributed 24.9% and 25.5% of our consolidated revenue, respectively; software services contributed

11.5% and 10.5% of our consolidated revenue, respectively; and maintenance and other services contributed 63.6% and 64.0% of our consolidated revenue, respectively, for the same periods.

        Our expenses consist primarily of the following: (1) cost of goods sold, which includes salaries, wages, benefits, equipment and supplies; (2) product development, which includes salaries, wages, benefits and travel; (3) selling, general and administrative expenses, which includes salaries, wages, benefits, commissions, travel, information technology, legal and other expenses; (4) interest on debt obligations; and (5) taxes, most of which arise in connection with our foreign operations.

Results of Operations

        The following table provides, for the periods indicated, the percentage relationship of the identified consolidated statement of operations items to total revenue. See Note N of the Notes to Consolidated Financial Statements for segment information regarding our total assets.

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2007	2006	2006	2005	2004
Revenue:
Equipment and software sales	25.5%	24.9%	24.2%	23.5%	24.3%	23.4%	25.5%
Software services	10.5	11.5	11.1	11.7	11.6	13.3	12.7
Maintenance and other services	64.0	63.6	64.7	64.8	64.1	63.3	61.8
Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of Sales:
Equipment and software sales	16.2	15.9	15.3	15.2	15.7	15.6	18.2
Software services	3.8	4.9	4.5	5.1	5.1	6.1	6.9
Maintenance and other services	52.8	52.9	53.8	55.9	53.6	52.9	50.8
Total cost of sales	72.8	73.7	73.6	76.2	74.4	74.6	75.8
Gross profit	27.2	26.3	26.4	23.8	25.6	25.4	24.2
Operating Expenses:
Selling, general and administrative	24.6	17.9	21.6	18.2	17.4	18.9	17.7
Research and development	1.9	1.8	1.9	1.9	1.9	2.6	2.2
Total operating expenses	26.5	19.7	23.5	20.0	19.3	21.4	19.8
Operating income	0.7	6.6	2.9	3.7	6.3	3.9	4.4
Interest expense, net	(8.8)	(5.2)	(7.3)	(5.3)	(5.3)	(5.4)	(5.1)
Other income	(0.3)	(0.1)	(0.1)	0.0	0.0	(0.2)	(0.3)
Income (loss) before income taxes	(8.4)	1.3	(4.5)	(1.6)	1.0	(1.6)	(1.0)
Income tax provision (benefit)	0.5	2.6	1.1	2.0	1.3	0.5	3.8
Net income (loss)	(9.0)%	(1.3)%	(5.6)%	(3.6)%	(0.2)%	(2.1)%	(4.8)%

Comparison of Three Months Ended June 30, 2007 and 2006

        Consolidated Revenue.    Consolidated revenue of $95.3 million for the three months ended June 30, 2007 increased by $0.2 million or 0.0% from the comparable prior-year period.

  •
  The Americas revenue increase of $1.5 million over the prior-year period was due to the addition of contracts of $.3 million for the maintenance of third party equipment for multiple clients throughout 2006 and early 2007. In addition, strong sales of $2.0 million related to software licenses contributed to the increase. The increase was partially offset by a decrease of $.7 million of consumable sales. As a percentage of total revenue, the Americas revenue accounted for 37.5% for the three months ended June 30, 2007 compared to 36.0% for the three months ended June 30, 2006.

  •
  The EMEA revenue increase of $2.2 million was primarily due to the continued growth of BPO services in Europe of $2.6 million. This was partially offset by a decrease of $.4 million in consumable sales. As a percentage of total revenue, EMEA revenue accounted for 33.6% for the three months ended June 30, 2007 compared to 31.3% for the three months ended June 30, 2006.

  •
  The ITSM revenue decrease of $3.5 million was primarily due to the termination of various unprofitable client and contractual relationships of $3.1 million as well as the strategic decision to close ITSM's end user sales channel resulting in decrease of $.2 million. Pricing decreases and domestic competitive pressure further contributed an additional decrease of $3.6 million. This was partially offset by increased revenue from the continued growth by ITSM services in EMEA of $3.4 million. As a percentage of total revenue, ITSM revenue accounted for 29.0% for the three months ended June 30, 2007 compared to 32.7% for the three months ended June 30, 2006.

        Consolidated Gross Profit.    Consolidated gross profit of $25.9 million for the three months ended June 30, 2007, increased by $0.9 million or 3.5% from the comparable prior-year period.

  •
  The Americas gross profit increased by $1.6 million due to higher margin on software license sales. The gross profit margin increased from 29.3% to 32.6%.

  •
  EMEA gross profit decreased by $1.4 million, primarily due to implementation costs associated with several projects. Gross profit margin declined from 37.4% to 30.5%.

  •
  ITSM gross profit remained relatively flat due to implementation of a reduction in force resulting in a decrease in salary expense of $4.6 million. The gross profit margin increased from 11.7% to 12.9% over the same period in the prior year.

        Operating Expenses.    Operating expenses of $25.2 million for the three months ended June 30, 2007, decreased $6.5 million compared to the prior-year period. Product-development expenses were relatively flat at $1.8 million. Selling, general and administrative expenses ("SG&A") increased by $6.4 million or 37.6% primarily due to one-time costs associated with the June 2007 private equity placement and a legal settlement with IBML.

        Interest Expense.    Interest expense for the three months ended June 30, 2007 of $8.5 million increased $3.5 million as compared to the prior-year period, primarily due to an increase in the amount of borrowings under our Revolving Credit Facility and the write-off of $2.8 million of deferred loan costs associated with the prepayment of the Sponsor Note.

        Sundry Items.    Sundry items for the three months ended June 30, 2007, incurred a net loss of $0.3 million, a $0.3 million increase from the same period in the prior year. Foreign exchange transaction losses were the primary cause of the net loss for the three months ended June 30, 2007, and were negligible for the comparable prior year period.

        Income Tax.    An income tax provision of $0.5 million for the three months ended June 30, 2007 compares to a corresponding prior-year period income tax provision of $2.5 million. The income tax provision for both periods related primarily to income from the Company's international subsidiaries. The Company's effective tax rate was approximately (6.0%) for the three months ended June 30, 2007 as compared to 198.7% for the corresponding prior-year period.

Comparison of the Six Months Ended June 30, 2007 and Six Months Ended June 30, 2006

        Consolidated Revenue.    Consolidated revenue of $188.0 million for the six months ended June 30, 2007 increased by $3.2 million or 1.7% from the comparable prior-year period.

  •
  The Americas revenue of $70.6 million increased by $4.8 million or 7.3% from the comparable prior-year period revenue of $65.8 million. This was primarily due to the addition of $2.0 million of new contracts for the maintenance of third party equipment throughout 2006 and early 2007. In addition, $1.6 million related to the sale and installation of hardware and software products related to document processing solutions contributed to this increase as well as an increase of $2.5 million strong sales of software licenses. The increase was partially offset by a reduction of $1.0 reduction in consumable sales. The Americas revenue accounted for 37.6% of total revenue for the six months ended June 30, 2007 compared with 35.6% for the six months ended June 30, 2006.

  •
  The EMEA revenue of $61.9 million increased by $5.6 million or 9.9% from the comparable prior-year period revenue of $56.3 million. This was primarily due to the continued growth of BPO services in Europe of $4.4 million and $.8 million increase in hardware sales. EMEA revenue accounted for 32.9% of total revenue for the six months ended June 30, 2007 compared with 30.5% for the six months ended June 30, 2006.

  •
  The ITSM revenue of $55.5 million decreased by $7.2 million or 11.5% from the comparable prior-year period revenue of $62.7 million. This was primarily driven by the termination $5.9 million of various client contractual relationships where the Company was not producing a profit. Additionally a decrease of .9 million due to the strategic decision to close the business unit's end user sales channel made in 2006. Further revenue decreases of $5.7 million occurred in the United States resulted from pricing decreases, domestic competitive pressure, and decreased volume under certain maintenance programs. The decrease was partially offset by $4.7 million increase of revenue from the continued growth of ITSM operations in Europe. ITSM, revenue accounted for 29.5% of total revenue for the six months ended June 30, 2007 compared with 33.9% for the six months ended June 30, 2006.

        Consolidated Gross Profit.    Consolidated gross profit of $49.6 million for the six months ended June 30, 2007, increased by $5.7 million or 13.1% from the comparable prior-year period.

  •
  The Americas gross profit of $21.8 million increased $3.3 million or 18.2% from the comparable prior-year period gross profit of .8higher margin associated with software license sales. In addition, the Americas gross profit increased from 28.1% to 30.9%.

  •
  EMEA gross profit of $20.0 million decreased by $1.1 million or 5.1% from the prior-year period gross profit of $21.1 million. This was primarily due to implementation costs associated with several projects. Gross profit margin declined from 37.4% to 32.3%.

  •
  ITSM gross profit of $6.6 million increased $1.9 million or 41.5% from the prior year period gross profit of $4.7 million. The gross profit percentage increased from 7.5% to 12.0%. Although revenue decreased from the prior period, cost cutting measures put in place late in the first quarter of 2006 resulted in higher gross profit and the significantly higher gross profit percentages.

        Operating Expenses.    Operating expenses of $44.1 million increased $7.0 million from the prior year. Operating expenses changed primarily as follows: (1) product development expenses stayed flat at $3.5 million; and (2) selling, general and administrative expenses increased by $7.0 million or 20.7% to $37.1 million primarily due to increased sales expenses and increased amortization of outsourcing contract costs in addition to one-time costs associated with the 144A transaction and a legal settlement with IBML.

        Interest Expense.    Interest expense for the six months ended June 30, 2007 increased $4.0 million to $13.9 million compared to the same period in the prior year due to an increase of borrowings under our Revolving Credit Facility and the write-off of $2.8 million to deferred loan costs associated with the repayment of the sponsor note.

        Income Tax.    The $2.1 million income tax provision for the six months ended June 30, 2007 is compared to a corresponding prior-year period income tax provision of $3.8 million. The income tax provision for both periods related primarily to income from the Company's international subsidiaries. The Company's effective tax rate was approximately (24.3%) for the six months ended June 30, 2007 as compared to (128.1%) for the corresponding prior-year period.

Comparison of Years Ended December 31, 2006 and December 31, 2005

        Consolidated Revenue.    Consolidated revenue of $379.5 million for the year ended December 31, 2006 increased by $34.6 million or 10.0% from the prior year.

  •
  The Americas revenue increase of $24.1 million was primarily due to $15.2 million of revenue from the start of BPO services in the U.S. The majority of the BPO services revenue resulted from a seven year contract involving three processing centers that process transactions for multiple clients. This revenue increase also resulted from $5.6 million of equipment sales into South America. In addition, hardware maintenance revenue increased $6.6 million due to the addition of contracts related to the maintenance of third party equipment. These increases were partially offset by a decline in revenue related to the sale and installation of packaged solutions, as the demand for payments solutions continues to decline due to market trends, including reduced check volume and check truncation. The Americas revenue accounted for 36.6% of total revenue for the fiscal year ended December 31, 2006 compared with 33.3% for the fiscal year ended December 31, 2005.

  •
  The EMEA revenue increase of $13.5 million was primarily the result of strong sales in Europe of document and content processing solutions, which increased by $7.4 million; the continued growth in the U.K. of BPO services, which contributed an additional $4.1 million of revenue; as well as the impact of a weakening dollar on the conversion of revenue stated in foreign currencies. EMEA revenue accounted for 31.0% of total revenue for the fiscal year ended December 31, 2006 compared with 30.1% for the fiscal year ended December 31, 2005.

  •
  The ITSM revenue decrease of $3.0 million primarily resulted from decreased revenue in the U.S. of $14.2 million due to the elimination of unprofitable contracts and the strategic decision to close the ITSM's end user sales channel. Further pricing decreases, domestic competitive pressure and decreased volume under certain maintenance programs, were somewhat offset by increased revenue of $11.2 million from the expansion of ITSM services in Europe. ITSM revenue accounted for 32.4% of total revenue for the fiscal year ended December 31, 2006 compared with 36.6% for the fiscal year ended December 31, 2005.

        Consolidated Gross Profit.    Consolidated gross profit of $97.2 million increased by $9.7 million or 11.1% from the prior year.

  •
  The Americas gross profit decreased by $1.9 million or 4.6%. Although revenue in the Americas increased, the overall gross profit decreased due to the gross profit margin declining from 33.8% to 27.4%. The primary reason for the decrease in gross profit margin was start-up costs related to the launch of our BPO services business in the Americas. In addition, the third party hardware maintenance contracts added in 2006 carried a lower gross profit percentage due to start up expenses.

  •
  EMEA gross profit increased by $7.5 million or 20.6%. This increase resulted primarily from increased revenue. Gross profit was also enhanced by an increase in gross profit margin from 33.1% to 34.3%, primarily due to cost efficiencies.

  •
  ITSM gross profit increased $4.2 million or 42.0%. Although revenue decreased, the gross profit margin increased from 7.9% to 11.5%, primarily due to the implementation of a reduction in force and the elimination of unprofitable contracts.

        Operating Expenses.    Operating expenses of $73.3 million decreased $0.6 million from the prior year. Operating expenses changed primarily as follows: (1) product development expenses decreased

$1.5 million compared with the prior year primarily due to the focused realignment of research and development expenditures against future product strategies and marketing plans; and (2) selling, general and administrative expenses increased by $0.9 million or 1.4%, primarily due to increased sales expenses and increased amortization of intangible assets.

        Interest Expense.    Interest expense for the year ended December 31, 2006 increased $1.1 million to $20.3 million from the prior year primarily as a result of the increase in the level of borrowings under our Revolving Credit Facility.

        Sundry Items.    Sundry items resulted in a net gain of $0.1 million during the year ended December 31, 2006 compared with a net loss of $0.8 million in the year ended December 31, 2005. This decrease was primarily due to a decrease in foreign exchange transaction gains incurred in 2006 compared with 2005.

        Income Tax.    The $4.8 million income tax provision for the year ended December 31, 2006 was $3.2 million more than the $1.6 million income tax provision for the prior year. Our effective income tax rate for 2006 was approximately 121.4% compared with (28.6%) for 2005. We recorded an additional valuation allowance of $5.1 million on deferred income tax assets generated in 2006 to reduce that asset to a carrying amount that is more likely than not to be realizable. As a result, our effective income tax rate increased relative to the prior year. If no additional valuation allowance had been required, our effective income tax rate would have been 20.9% in 2006.

Comparison of Years Ended December 31, 2005 and December 31, 2004

        Consolidated Revenue.    Consolidated revenue of $344.9 million for the year ended December 31, 2005 decreased by $15.8 million or 4.4% from the prior year.

  •
  The Americas revenue decrease of $7.7 million was primarily due to a decline in maintenance revenue due to our installed products reaching the end of their useful lives and from increased competition. In addition, hardware and software product revenue declines were primarily related to a weak market for payments solutions due to market trends, including reduced check volume and check truncation. The Americas revenue accounted for 33.3% of total revenue for the fiscal year ended December 31, 2005 compared with 34.0% for the fiscal year ended December 31, 2004.

  •
  The EMEA revenue decrease of $7.2 million was primarily the result of a decrease in sales in Europe of enterprise content management solutions compared with the prior year and the impact of the strengthening dollar on the conversion of revenue stated in foreign currencies. EMEA revenue accounted for 30.1% of total revenue for the fiscal year ended December 31, 2005 compared with 30.8% for the fiscal year ended December 31, 2004.

  •
  The ITSM revenue decrease of $1.0 million resulted from pricing decreases, domestic competitive pressures, and decreased volumes under certain maintenance programs, partially offset by revenue increases resulting from the continued expansion of ITSM operations into Europe. ITSM revenue accounted for 36.6% of total revenue for the fiscal year ended December 31, 2005 compared with 35.2% for the fiscal year ended December 31, 2004.

        Consolidated Gross Profit.    Consolidated gross profit of $87.5 million increased by $0.1 million or 0.1% from prior year.

  •
  The Americas gross profit increased $5.0 million or 13.8%. Gross profit increased due to an improvement in gross profit margin from 28.1% to 33.8%, primarily due to productivity improvements and cost savings.

  •
  EMEA gross profit increased $0.1 million or 0.2%. Although the gross profit margin increased from 31.3% to 33.1%, this was not enough to offset decreases in gross profit resulting from revenue declines.

  •
  ITSM gross profit decreased by $5.3 million or 34.6%. Gross profit margin decreased from 12.1% to 7.9% primarily due to a decrease in revenue, margin reduction caused by competitive pricing pressure and volume losses experienced under certain service contracts.

        Operating Expenses.    Operating expenses of $73.9 million increased $2.3 million from the prior year. Operating expenses changed primarily as follows: (1) product development expenses increased $1.0 million compared with the prior year primarily due to the focused realignment of research and development expenditures against future product strategies and marketing plans; and (2) selling, general and administrative expense increased by $1.4 million or 2.2%. Selling, general and administrative expense included a $1.2 million loss from the sale of a vacated facility in Dallas, Texas in October 2005.

        Interest Expense.    Interest expense for the year ended December 31, 2005 was flat at $19.1 million compared with the prior year period.

        Sundry Items.    Sundry items resulted in a net loss of $0.8 million for December 31, 2005 compared with a net loss of $1.0 million for the prior year. This decreased loss was primarily due to foreign exchange transaction losses of $0.8 million during 2005. This compared with a $1.3 million loss on the sale of our investment in the stock of Servibanca S.A., a Chilean company, during the prior year period, which was partially offset by foreign exchange transaction gains of $0.3 million.

        Income Tax.    The $1.6 million income tax provision for the year ended December 31, 2005 was $12.0 million less than the $13.6 million income tax provision for the prior year. Our effective income tax rate was approximately (28.6%) in 2006 compared with (377.7%) for the prior year. During 2004, we recorded an additional valuation allowance of $10.3 million on the deferred income tax asset to reduce that asset to a carrying amount that is more likely than not to be realizable. No similar additional allowance was required in 2005.

Inflation

        To date, inflation has not had a material effect on our operating results.

Liquidity and Capital Resources

        Our working capital requirements are generally provided by cash and cash equivalents, funds available under our Revolving Credit Facility, as discussed below, which matures May 1, 2008, and by internally generated funds from operations. Funds availability under the Revolving Credit Facility is determined by a borrowing-base formula equal to a specified percentage of the value of our eligible accounts receivable, inventory, owned real property, machinery and equipment and pledged cash. General economic conditions, decreased revenue from our maintenance contracts, and the requirement to obtain performance bonds or similar instruments could have a material impact on our future liquidity. We believe that cash from available borrowings under our Revolving Credit Facility, other sources of funding and existing cash balances will be sufficient to fund our operations for at least the next 12 months as well as the foreseeable future; provided, however, that in the event we undertake any material acquisitions, we will require additional sources of funding.

        Our cash and cash equivalents, including restricted cash, totaled $121.3 million at June 30, 2007, compared to $12.2 million at December 31, 2006. Working capital increased $49.3 million from a working capital deficit of $19.5 million at December 31, 2006 to a working capital surplus of $29.8 million at June 30, 2007. The change in working capital was primarily due to our private equity placement on June 27, 2007, which provided net proceeds of $351.6 million, and the use of such proceeds for the retirement of debt and capital stock (which is more fully described below). In addition, working capital was impacted by increases in accounts receivable of $2.1 million and inventory of $3.8 million. These increases are due to the revenue growth the Company experienced in equipment and software sales and maintenance and other services. During the six months ended June 30, 2007, we also experienced continued declines in maintenance contract deposits due to a reduction in revenues associated with our ITSM business segment.

        During the six months ended June 30, 2007, we relied primarily on cash reserves, borrowings from the Revolving Credit Facility and the purchase of $8.0 million of Series B preferred stock by WCAS to fund operations. At June 30, 2007, we had available $39.6 million of borrowing capacity under the Revolving Credit Facility.

        Operating activities utilized $12.3 million and $18.9 million of cash in the six months ended June 30, 2007 and 2006, respectively, a decrease of $6.6 million. The net loss increased $3.7 million from the prior year period. In addition, cash utilized by changes in operating assets and liabilities was $9.1 million less than in the prior year period. Accounts Receivable used $1.3 million for the six months ended June 30, 2007, $2.6 million less than the same period last year. The growth in Accounts Receivable is attributable to increasing revenues over the same period in the prior year. Inventories increased $3.7 million for the six months ended June 30, 2007, $3.3 million less than the increase in inventory during the same period last year. The increases in inventory were due to an anticipated increase in equipment sales in future periods and an increase in work-in-progress due to project work on customer contracts. Deferred revenue and maintenance contract deposits decreased $1.3 million for the period ending June 30, 2007, $2.6 million less than the decrease for the same period last year. Deferred revenues and maintenance contract deposits decline due to the Company's performing work relating to prepaid customer contracts. Deferred revenues and maintenance contract deposits increase or decline in relation to the Company's ability to generate additional prepaid customer contracts or increase service levels under existing contracts. The decrease of payment in kind interest of $6.9 million for the period ended June 30, 2007, represents a portion of the amount paid to redeem the Sponsor Note on June 27, 2007.

        Investing activities used net cash of $10.6 million and $7.1 million in the six months ended June 30, 2007 and 2006, respectively. We used cash for purchases of property, plant and equipment of $9.5 million and $8.9 million during the six months ended June 30, 2007 and 2006, respectively. In addition, we used cash of $2.3 million during the six months ended June 30, 2007 to invest in outsourcing start-up costs.

        Financing activities provided $132.5 million and $15.7 million for the six months ended June 30, 2007 and 2006, respectively. Our June 2007 private equity placement provided proceeds of $351.6 million. Following the closing of our June 2007 private equity placement, we used $42.4 million of the proceeds of such offering to redeem all of our Series A and Series B preferred stock and $48.3 million of the proceeds of such offering to repurchase all of our common stock. Additionally, we used $103.8 of the proceeds of such offering to prepay in full the principal portion of the Sponsor Note. We also used a portion of the proceeds of such offering to repay the principal balance due under our Revolving Credit Facility, and accordingly, at present have no significant borrowings under our Revolving Credit Facility. Payments under the Revolving Credit Facility totaled $31.5 million for the six months ended June 30, 2007, while borrowing under the Revolving Credit Facility provided $16.7 million for the same period in the prior year. The purchase by WCAS of Series B preferred stock provided $8.0 million during the six months ended June 30, 2007.

        At June 30, 2007, our principal outstanding debt instruments consisted of (i) no amount outstanding under the Revolving Credit Facility maturing May 1, 2008 (which is more fully described below), and (ii) $94.0 million of Senior Notes. In July 2007, we used a portion of the proceeds from our June 2007 private equity placement to redeem the entire amount due under the Senior Notes.

Revolving Credit Facility

        Our Revolving Credit Facility is provided by GE. Effective March 31, 2006, we entered into an amendment to the Revolving Credit Facility with GE which extended the maturity date from May 30, 2006 to May 1, 2008. The committed amount is $40 million, with a letter-of-credit sub-limit of $10 million. On October 6, 2006, we entered into an amendment to the Revolving Credit Facility with GE which provides for a $5.0 million term loan to us and reduces the availability under the Revolving Credit Facility from $40 million to $35 million. In, addition, on March 22, 2007, we entered into an amendment to the Revolving Credit Facility with GE which provides for an additional $10.0 million term loan to us, thus reducing the availability under the Revolving Credit Facility from $35.0 million to $25.0 million. The total potential availability under the loan and security agreement with GE, however, remains at $40 million. On June 27, 2007, we entered into an amendment to the Revolving Credit Facility with GE which allowed for a one-time pay-off of our outstanding term loans while keeping in effect a $15 million term loan commitment to the Company.

        The Revolving Credit Facility is secured by substantially all of our assets. Funds availability under the Revolving Credit Facility is determined by a borrowing-base formula equal to a specified percentage of the value of our eligible accounts receivable, inventory, owned real property, machinery and equipment and pledged cash. At June 30, 2007, we had no amount outstanding under the Revolving Credit Facility and $0.4 million outstanding on letters of credit. The availability remaining under the Revolving Credit Facility that we can draw is $39.6 million as of June 30, 2007. A commitment fee of 0.375% per annum on the unused portion of the Revolving Credit Facility is payable quarterly. The balance outstanding under the Revolving Credit Facility is classified in current obligations in our Consolidated Balance Sheets. The interest rate on borrowings under the Revolving Credit Facility is, at our option, either (1) 0.25% over prime or (2) 1.75% over LIBOR.

        Under the Revolving Credit Facility, substantially all of our domestic cash receipts (including proceeds from accounts receivable and asset sales) must be applied to repay the outstanding loans, which may be re-borrowed subject to availability in accordance with the borrowing base formula. The Revolving Credit Facility contains restrictions on the use of cash for dividend payments or non-scheduled principal payments on certain indebtedness.

        Restricted cash at June 30, 2007 and December 31, 2006 of $1.4 million and $2.5 million, respectively, represented cash in escrow from a client deposit.

        We are currently in negotiations for the replacement of our existing Revolving Credit Facility with a new revolving credit facility, which we expect to provide financing to us on more favorable terms regarding maturity and borrowing amount available under such facility. There can be no assurance, however, that such a refinancing may be obtained on more favorable terms, if at all.

Other Indebtedness

        During 2005, we entered into a financing arrangement for $1.8 million that pertained to computer software. At June 30, 2007, we had financing arrangement balances outstanding of $0.6 million, which was classified as current. This arrangement accrues interest at a fixed 8.0% rate. This arrangement has one remaining annual installment due January 2008.

Commitments for Capital Expenditures

        Our current commitments for capital expenditures relate to new business opportunities and internal software systems upgrades. Our capital expenditures for the current fiscal year are expected to total $17.0 million, of which $9.5 million has been expended as June 30, 2007. We expect to have capital expenditures of a similar amount in future years. We expect to use cash flow from operations and/or borrowings available under our Revolving Credit Facility to fund such capital expenditures.

Off Balance Sheet Arrangements

        We currently do not have any off balance sheet arrangements.

Contractual Obligations and Commitments

        In the normal course of business, we enter into various contractual and other commercial commitments that impact, or could impact, our liquidity. The following table outlines the commitments as of December 31, 2006:

	Total Amounts	Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years
	(in millions)
Long-term debt(1)	$202.4	$0.6	$201.8	$—	$—
Revolving credit facility(2)	31.5	31.5	—	—	—
Interest obligations on long-term debt(1)	37.0	17.9	19.1	—	—
Capital leases	2.1	0.8	0.9	0.4	—
Operating leases (non-cancelable)	18.4	6.4	6.2	2.6	3.2

Total Contractual	$291.4	$57.2	$228.0	$2.9	$3.2

Unused lines of credit	$4.3	$4.3	$—	$—	$—
Standby letters of credit	0.4	0.4	—	—	—

Total Commercial	$4.7	$4.7	$—	$—	$—

(1)
Includes indebtedness under the Sponsor Note and Senior Notes. The Sponsor Note was prepaid in full on June 27, 2007. The Senior Notes were redeemed in full on July 27, 2007.

(2)
The Revolving Credit Facility was paid in full on June 27, 2007. The facility remains available for the Company's future use, subject to compliance with the borrowing conditions thereunder.

        Purchase Obligations—Purchase obligations are defined as contractual obligations to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations do not include contracts that may be cancelled without penalty. We had no purchase obligations at December 31, 2006.

Quantitative and Qualitative Disclosure About Risk

        We are subject to certain market risks arising from transactions in the normal course of its business, and from obligations under our debt instruments. Such risk is principally associated with interest rate and foreign exchange fluctuations.

Interest Rate Risk

        We utilize long-term fixed rate and short-term variable rate borrowings to finance the working capital and capital requirements of our business. The interest rate on loans under the Revolving Credit Facility is, at our option, either (1) 0.25% over prime or (2) 1.75% over LIBOR. At June 30, 2007 and December 31, 2006, our weighted average rate on the Revolving Credit Facility was 0.0% and 7.58%, respectively. A balance of $0 million and $31.5 million was outstanding under the Revolving Credit Facility at June 30, 2007 and December 31, 2006, respectively. At our December 31, 2006 level, a 100

basis point change in the bank's prime or LIBOR rate would impact net interest expense by $            over a 12-month period.

Foreign Currency Risk

        Our international subsidiaries operate in 14 countries and use the local currencies as the functional currency and the U.S. dollar as the reporting currency. Transactions between us and our international subsidiaries are denominated in U.S. dollars. As a result, we have certain exposures to foreign currency risk. Approximately $153.6 million or 40.4% of our fiscal year 2006 revenue was denominated in international currencies. For the three months ended March 31, 2007, approximately $46.1 million or 48.4% of our revenue is denominated in international currencies. Transaction gains and losses on U.S. dollar denominated transactions are recorded within Sundry, net in our Consolidated Statements of Operations and were not material in 2006, 2005 or 2004 or the six months ended June 30, 2007.

        No foreign currency hedging instruments existed at June 30, 2007. We may, however, in the future use foreign forward currency-exchange rate contracts to minimize the adverse earnings impact from the effect of exchange rate fluctuations.

Critical Accounting Policies

        Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). Our significant accounting policies are described in Note 1 to the consolidated financial statements under "Summary of Significant Accounting Policies." The preparation of consolidated financial statements in accordance with GAAP requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on historical experience and other factors believed to be reasonable under the circumstances. Many of the types of estimates made are for contract-specific issues. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

        We have identified several critical accounting estimates. An accounting estimate is considered critical if both: (a) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment involved, and (b) the impact of changes in the estimates and assumptions would have a material effect on the consolidated financial statements. Areas in which significant judgments and estimates are used include, but are not limited to, revenue recognition, accounts receivable collectibility, inventory valuation, accounting for long-lived assets, deferred income taxes, performance guarantees and litigation. For all of these estimates, we caution that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Revenue Recognition and Associated Cost Deferral

        Revenue Recognition.    We provide (1) equipment and software sales, (2) software services and (3) maintenance and other services, as previously described under time-and-material, unit-price and fixed-price contracts, which may extend up to 10 or more years. These arrangements may include one or more of the following: hardware and software sales; the design, development, or construction of software and systems; maintenance services; transaction processing; and business process management.

        If a contract involves the provision of a single element, revenue is generally recognized when the product or service is provided and the amount earned is not contingent upon any future event. If the service is provided evenly during the contract term but service billings are irregular, revenue is recognized on a straight-line basis over the contract term.

        If a contract involves the provision of multiple service elements, total estimated contract revenue is allocated to each element based on the relative fair value of each element. The amount of revenue allocated to each element is limited to the amount that is not contingent upon the delivery of another element in the future. Revenue is then recognized for each element as described above for single-element contracts.

        In the rare event that fair value is not determinable for each service element of a multiple-element contract, the contract is considered one accounting unit, and revenue is recognized using the proportional performance method. Under this method, contract revenue is recognized for each service element based on the proportional performance of each service element to the total expected performance of each service element over the life of the contract. We specifically use the residual method, under which revenue is recognized on the delivered elements only when the remaining undelivered element is post-contract client support.

        Software and Software Elements (Including Equipment, Installation and Training).    In the case of software arrangements that require significant production, modification, or customization of software, or in the case of license agreements that require us to provide implementation services that are determined to be essential to other elements of the arrangement, we follow the guidance in SOP 81-1, "Accounting for Performance of Construction—Type and Certain Production—Type Contracts." If substantive client acceptance is required, revenue is recognized when proof of client acceptance has been received in accordance with the completed contract method. In the event percentage of completion is used, revenue is recognized on a constant margin as contract milestones or other output based measures are achieved. Costs are deferred until contractual milestones or other output based or cost based measures are achieved. The method requires estimates of costs and profits over the entire term of the contract, including estimates of resources and costs necessary to complete performance. The cost estimation process is based upon the professional knowledge and experience of our software and system developers, program managers and financial professionals. Key factors that are considered in estimating the work to be completed and ultimate contract profitability include the availability and productivity of labor and the nature and complexity of the work to be performed. A significant change in an estimate on one or more contracts could have a material effect on our results of operations. Our management regularly reviews project profitability and the underlying estimates. In either accounting methodology, for a contract on which a loss is anticipated, the entire anticipated loss is recognized as soon as the loss becomes evident.

        Maintenance Services Not Classified as Postcontract Client Support.    Our maintenance services revenue is primarily billed based on contractual rates and terms, and we generally recognize revenue as these services are performed which, in some cases, is ratably over the contract term. Certain clients advance funds prior to the performance of the services. We recognize revenue related to these advances as services are performed over time or on a "per call" basis. Certain estimates are used in recognizing revenue on a "per call" basis related to breakdown rates, contract types, calls related to specific contract types, and contract periods. We use our best judgment to relate calls to contracts. In addition, as actual breakdown experience rates are compared to estimates, such estimates may change over time and will result in adjustments to the amount of "per call" revenue. The current and non-current portions of these advances are shown as Deferred Revenue or Maintenance Contract Deposits on our Consolidated Balance Sheets.

        During the quarter ended June 30, 2004, we recorded revenue of $4.3 million reflecting an adjustment arising out of a change in accounting estimate related to service revenue. The information used in computing this estimate was partially provided by a client, and since June 30, 2004, this information has been provided to us on a more timely and accurate basis, resulting in greater accuracy of our estimates. We anticipate that future adjustments, if necessary, related to these estimates will be immaterial to the results of operations. The current and non-current portions of these advances are shown as Deferred Revenue or Maintenance Contract Deposits on our Consolidated Balance Sheets.

        Business Process Outsourcing.    We provide BPO services under contracts under a unit-price or fixed-price basis, which may extend up to ten or more years. These contracts involve the provision of a single element and revenue is generally recognized when we perform the services or process transactions in accordance with contractual performance standards. Revenue from unit-priced contracts is recognized as transactions are processed and based on objective measures of output. Revenue from fixed-price contracts is recognized on a straight-line basis, unless revenue is earned and obligations are fulfilled in a different pattern. In some of these arrangements, we hire client employees and become responsible for certain client obligations. We continuously review and reassess the estimates of contract profitability. Circumstances that potentially affect profitability over the life of the contract include decreases in volumes of transactions or other inputs/outputs on which we are paid, failure to deliver agreed benefits, variances from planned internal/external costs to deliver the services, and other factors affecting revenue and costs.

        We also defer and subsequently amortize certain set-up costs related to activities that enable the provision of contracted services to the client. Such activities include contract acquisition and transition/set-up costs, and include the cost of due diligence activities after competitive selection, costs associated with installation of systems and processes. Finance staff, working with program management, review costs to determine appropriateness for deferral in accordance with relevant accounting guidance. Deferred contract costs, including set-up costs, are amortized on a straight-line basis over the remaining original contract term unless billing patterns indicate a more accelerated method is appropriate. The recoverability of deferred contract costs associated with a particular contract is analyzed whenever events or circumstances indicate that their carrying value may not be recoverable using the undiscounted estimated cash flows of the whole contract over its remaining contract term. If such undiscounted cash flows are insufficient to recover the long-lived assets and deferred contract costs, the deferred contract costs are written down by the amount of the cash flow deficiency. If a cash flow deficiency remains after reducing the balance of the deferred contract costs and contract concessions to zero, any remaining long-lived assets are evaluated for impairment. Any such impairment recognized would equal the amount by which the carrying value of the long-lived assets exceeds the fair value of those assets.

Allowance for Doubtful Accounts

        Our allowance for doubtful accounts relates to trade accounts receivable. The allowance for doubtful accounts is an estimate prepared by management based on identification of the collectibility of specific accounts and the overall condition of the receivable portfolios. We analyze trade receivables, and analyze historical bad debts, client credits, client concentrations, client credit-worthiness, current economic trends and changes in client payment terms, when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our clients were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Likewise, should we determine that we would be able to realize more of our receivables in the future than previously estimated, an adjustment to the allowance would increase income in the period such determination was made. The allowance for doubtful accounts is reviewed periodically and adjustments are recorded as deemed necessary.

Inventory Valuation

        We periodically evaluate the carrying amount of inventory based on the identification of excess and obsolete inventory. Our evaluation involves a multi-element approach incorporating inventory turnover and the stratification of inventory by risk category, among other elements. This approach incorporates both recent historical information and management estimates of trends. Our approach is intended to take into consideration potential excess and obsolescence caused by a decreasing installed base, engineering changes and end of manufacture. If any of the elements of our estimate were to deteriorate, additional reserves may be required. The inventory reserve calculations are reviewed periodically and additional reserves are recorded as deemed necessary.

Goodwill and Other Intangible Assets

        Our property and equipment, software and definite-lived intangible asset policies require the amortization or depreciation of assets over their estimated useful lives. An asset's useful life is the period over which the asset is expected to contribute directly or indirectly to our future cash flows. The useful lives of property and equipment are limited to the standard depreciable lives or, for certain assets dedicated to client contracts, the related contract term. The useful lives of capitalized software are limited to the shorter of the license period or the related contract term. The estimated useful lives of definite-lived intangible assets are based on the expected use of the asset and factors that may limit the use of the asset.

        Goodwill is not amortized but rather is tested at least annually for impairment. The impairment test is based on fair value compared to the recorded value at a reporting unit level. Reporting units are defined as an operating segment or one level below. Valuation methods used in determining fair value include an analysis of the cash flows that the reporting units can be expected to generate in the future ("Income Approach") and the fair value of a reporting unit as compared to similar publicly traded companies ("Market Approach"). In preparing these valuations, management utilizes estimates to determine fair value of the reporting units. These estimates include future cash flows, growth rates, capital needs and projected margins, among other factors. Estimates utilized in future calculations could differ from estimates used in the current period. Future years' estimates that are unfavorable compared to current estimates could cause an impairment of goodwill. We perform the annual test for impairment as of December 31 each year. No impairment of goodwill was deemed necessary for 2006 or 2005.

        In the event indications exist that an outsourcing contract's deferred cost balance related to a particular contract may be impaired, we estimate the undiscounted cash flows of the contract over its remaining term using valuation models. These models require estimates of future revenues, profits, capital expenditures and working capital for each unit. We estimate these amounts by evaluating historical trends, current budgets, operating plans and industry data. If the projected cash flows are not adequate to recover the unamortized cost balance, the balance would be adjusted to equal the contract's fair value in the period such a determination is made. The primary indicator used to determine when impairment testing should be performed is when a contract is materially underperforming, or is expected to materially under-perform in the future, as compared to the bid model that was developed as part of the original proposal process and subsequent annual budgets. No impairment of contract acquisition costs has been recorded for the year ended December 31, 2006.

Income Taxes

        We are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which would be included within our Consolidated Balance Sheets. We must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent that we believe recovery is not likely, we must establish a valuation allowance. Factors considered in making this determination include the period of expiration of the tax asset, planned use of the tax asset, tax planning strategies and historical and projected taxable income as well as tax liabilities for the tax jurisdiction in which the tax asset is located. Valuation allowances are evaluated periodically and will be subject to change in each future reporting period as a result of changes in one or more of these factors.

Stock-Based Compensation

        Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123R, ("SFAS 123R") "Share-Based Payment," which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS No. 123R, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant).

        Prior to January 1, 2006, we accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. We also followed the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure."

        We elected to adopt the modified prospective transition method as provided by SFAS No. 123R and, accordingly, financial statement amounts for the prior periods presented in this prospectus have not been restated to reflect the fair value method of expensing share-based compensation. Under this application, we are required to record compensation cost for all share-based payments granted after the date of adoption based on the grant date fair value estimated in accordance with the provisions of SFAS 123R and for the unvested portion of all share-based payments previously granted that remain outstanding which were based on the grant date fair value estimated in accordance with the original provisions of SFAS 123.

        Effective July 1, 2000, we adopted the 2000 Stock Plan (the "2000 Plan"), which provided for the grant to employees of incentive options, non-qualified stock options, and restricted stock awards. Following the closing of our private equity placement, we cancelled all outstanding options under the 2000 Plan and paid each holder thereof a price per option share of $0.30, which represents the amount by which $2.55 (the net proceeds per share of common stock received by our former stockholders in the private equity placement transaction) exceeded the exercise price of $2.25 applicable to such option share. In connection with the closing of the private equity placement we adopted the 2007 Equity Incentive Plan, which replaces the 2000 Plan.

        The following table illustrates the effect on net loss as if compensation for our 2000 Plan had been determined in conformance with SFAS No. 123 for the years ended December 31, 2005 and 2004:

	Years Ended December 31,
	2005	2004
	(in thousands)
Net loss applicable to common stock, as reported	$(7,295)	$(21,610)
Total stock-based employee compensation expense determined under fair-value-based method for all rewards, net of tax	(55)	(17)

Pro forma net loss	$(7,350)	$(21,627)

        The fair value of each stock-option grant under the 2000 Plan was estimated on the date of grant using the Black-Scholes option-pricing model. During 2005, we determined the fair value of each stock option grant on the date of grant using the lattice model and the Black-Scholes option-pricing model, both of which yielded approximately the same result. As a result, we have revised the compensation expense for all years as determined under SFAS No. 123R in the pro forma table above using the Black-Scholes option-pricing model.

        The following table presents share-based compensation expenses for continuing operations included in our Consolidated Statements of Operations:

Year Ended December 31, 2006
(in thousands)
Share-based compensation expense recorded as selling, general and administrative, net of tax benefit of $0	$249

        The current and revised fair value of each stock-option grant under our 2000 Plan was estimated with the following weighted-average assumptions and results:

	Years Ended December 31,
Weighted Average
	2006	2005	2004
Risk free interest rate	4.67%	4.70%	4.10%
Expected life	10 years	10 years	10 years
Expected volatility	40.0%	40.0%	40.0%
Fair value of options granted	$0.44	$0.42	$0.12

Incentive Options

        Following the closing of our June 27, 2007 private equity placement, we granted to our executive officers 3,115,000 incentive options as a component of our executive compensation program. Under the 2007 Equity Incentive Plan, these incentive options were granted at a fixed exercise price of $8.00 per option share. All outstanding incentive options vest over a four-year period at 25% per year.

Non-qualified stock options

        We granted to certain members of our non-executive management 170,000 non-qualified stock options following our June 27, 2007 private equity placement as compensation to such individuals for their contributions to the business of the Company. As granted under the 2007 Equity Incentive Plan, these non-qualified options were granted at a fixed exercise price equal to $8.00 per option share.

Restricted Stock Awards

        During the six months ended June 30, 2007, 466,000 shares of restricted stock were awarded to certain of our executive officers. Restricted shares awarded under the Incentive Plan vest over a four year period at 25% per year.

        The following table presents the vested status of all options outstanding at June 30, 2007 under the Incentive Plan:

June 30, 2007
Total options outstanding	3,275,000
Vested Options	0

Nonvested options	3,275,000

Compensation related to nonvested options	$0

Weighted-average period over which remaining compensation is to be recognized	4.00 years

        The fair value of each stock-option grant under the stock option plans was estimated on the date of grant using the Black-Scholes option-pricing model. The fair value of each stock-option grant was estimated to be $4.77 using the following weighted-average assumptions and results:

Weighted Average	Six Months Ended June 30, 2007
Risk free interest rate	4.8%
Expected life	10 years
Expected volatility	40.0%
Dividend yield	—
Fair value of options granted	$4.77

        The fair value of each incentive share awarded was estimated to be $8.00, the offering price per common share on the date of our private equity placement.

        The following table presents the vested status of all stock awards outstanding at June 30, 2007 under the Incentive Plan:

June 30, 2007
Total incentive shares outstanding	466,000
Vested shares	0

Nonvested options	466,000

Compensation related to nonvested options	$0

Weighted-average period over which remaining compensation is to be recognized	4.00 years

Assumptions to determine retirement benefits costs and liabilities

        The Company sponsors the BancTec Limited Retirement Benefit Scheme which is a defined benefit arrangement. The contributions are determined by a qualified actuary on the basis of triennial valuations. The last full actuarial valuation of the BancTec Limited Retirement Benefit Scheme was carried out by a qualified independent actuary as at July 1, 2004. This has been updated by the actuary to December 31, 2006.

        The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. As the scheme is closed to new entrants, the current service cost as a percentage of pensionable payroll is likely to increase as the membership ages, although it will be applied to a decreasing pensionable payroll.

        The regular contributions made by the employer over the latest financial year have been £295,000. The contribution rate until June 30, 2006 was 12% of pensionable pay and after this date it decreased to 6% of pensionable pay. In addition BancTec Limited contributes payments of £868,000 per annum and meets the costs of death in service benefits and administration expenses.

        The major assumptions used in this valuation were:

	2006 per annum	2005 per annum	2004 per annum
Rate of increase in salaries	2.50%	2.50%	2.60%
Rate of increase in pensions in payment and deferred pensions pre 10/99	5.00%	5.00%	5.00%
Rate of increase in pensions in payment and deferred pensions post 10/99	3.00%	2.60%	2.60%
Discount rate applied to scheme liabilities	5.20%	4.75%	5.55%
Inflation assumption	3.00%	2.60%	2.60%

        The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

Other Liabilities

        We are subject to various claims and contingencies associated with lawsuits, insurance, tax and other issues arising out of the normal course of business. The consolidated financial statements reflect the treatment of claims and contingencies based on management's view of the expected outcome. In determining whether a loss accrual or disclosure in our consolidated financial statements is required, we consider, among other things, the degree to which we can make a reasonable estimate of the loss, the degree of probability of an unfavorable outcome, and the applicability of insurance coverage for a loss. The degree of probability and the loss related to a particular claim are typically estimated with the assistance of legal counsel. If the likelihood of an adverse outcome is probable and the amount is estimable, we accrue a liability in accordance with SFAS No. 5, "Accounting for Contingencies." Significant changes in the estimates or assumptions used in assessing the likelihood of an adverse outcome could have a material effect on the consolidated financial results.

New Accounting Pronouncements

        In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 as of January 1, 2007 with no material impact on our Condensed Consolidated Financial Statements for the three months ended March 31, 2007.

        In September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective as of the beginning of fiscal year 2008. We are currently evaluating the impact of adopting SFAS 157 on our Consolidated Financial Statements.

        In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans—an Amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"), which requires that we recognize the over-funded or under-funded status of our defined benefit post-retirement plans as an asset or liability in our 2006 year-end balance sheet, with changes in the funded status recognized through comprehensive income in the year in which they occur. The funded status is measured by the difference between plan assets at fair value and the projected benefit obligation in its statement of financial position. The Company uses a December 31, measurement date for this plan. We have adopted SFAS 158 in our Consolidated Financial Statements, with no material impact.

BUSINESS

Overview

        We provide payment processing, document and content processing and IT services, helping more than 2,000 clients in 50 countries simplify the management of their information, business processes and technology infrastructure. We provide products and services that automate complex, high-volume, data-intensive business processes for the financial services, utilities, telecom, government, global outsourcing, manufacturing and healthcare industries.

        We offer our clients a complete portfolio of payment processing and document and content processing services across an increasing value chain, consisting of hardware and software products, infrastructure services, business solutions and BPO services. We also provide infrastructure services to the IT services industry, with focused deployment and ongoing support services for OEMs and ITO providers. Our offerings are built around core technology products and industry knowledge that we have developed over decades of working closely with our clients.

        We have developed senior level relationships with our clients by serving as a strategic provider of mission-critical products and services. Our clients include ten of the largest commercial banks in the U.S., five of the largest banks in the U.K., one of the world's largest computer OEMs and two of the largest global ITO providers.

        We have direct sales coverage in 14 countries across North America and Europe. We also sell hardware and software in the emerging markets through resellers and distributors in 36 other countries throughout Asia, Latin America, the Middle East and Africa.

History

        Founded as a Delaware corporation in 1972, we released our first product, the CheckMender, in 1973. The CheckMender, the first device of its kind, repaired checks rejected by high-speed readers/sorters by affixing a HeatStrip material for manually re-encoding and processing. In 1980, we successfully completed an initial public offering and we were listed on The NASDAQ Stock Market. In 1995, we merged with Recognition International, Inc., nearly doubling our revenue and workforce. Later that year, our stock was listed on the New York Stock Exchange. In July 1999, Welsh, Carson, Anderson & Stowe VIII, L.P. and its associates ("WCAS"), a private equity investment firm, took BancTec private. In June 2007, we completed a private equity placement of shares of our common stock, which resulted in the sale of 46,575,000 shares and raised $372,600,000 in gross proceeds. We used a portion of the proceeds from such private equity placement to purchase or redeem all of our then outstanding capital stock, including all of the shares held by WCAS, to retire all of our then outstanding long-term debt and to repay borrowings outstanding under our revolving credit facility. In connection with such private equity placement, we agreed to file a shelf registration statement with the SEC registering the resale of shares of our common stock sold in the private equity placement.

Our Industry

        Our clients, businesses and organizations are facing increasing challenges to improve their operating efficiencies. The complexity of managing evolving technology environments and legislation impacting such environments, combined with the focus on managing expenditures, has led decision-makers to reevaluate their technology infrastructure and service strategies. There is a growing trend to outsource non-core processes and to consolidate technology and operating platforms. We believe these challenges create valuable opportunities for us to provide our products and services.

Payment Processing

        The payment processing industry involves the capture, extraction, assessment and archive of financial data from all paper and electronic payments. According to the Gartner Group, global BPO payment processing was approximately a $10.6 billion market in 2004, of which two-thirds was represented by the U.S. market ($7.1 billion). By 2009, Gartner forecasts the market to be $18.4 billion (an 11.3% compound annual growth rate) with the U.S. market forecasted to represent nearly 70% of the global market. Substantial IT investments are continuing in this industry under the themes of centralizing processing, instituting remote check capture and implementing changes in legislation such as the Check Clearing for the 21st Century Act ("Check 21"), which has facilitated the use of check truncation, the process by which a check is converted to a digital image, which, when reprinted, serves as the official record of the check.

        The recent passage of Check 21 along with increased technological development, has created a demand for faster, more efficient electronic handling of bank documents. Financial institutions employ check imaging as part of their efforts to reduce operating costs and provide enhanced banking services to their customers.

        To address our clients' needs, we have developed and implemented payment processing business solutions and outsourcing services, including check processing, remittance processing, and international payments and receivable processing, in many countries. The European market is generally more advanced than the U.S. market, with a high proportion of electronic payments, widespread truncation and a high volume of cross-border transactions. We are using our extensive experience with European businesses and regulations to help U.S. clients implement Check 21 and other check truncation strategies. Our clients utilize our products and services to reduce labor costs, facilitate timely research and handle complex transaction variations.

Document & Content Processing

        The document and content processing industry involves the electronic capture of a variety of documents and forms combined with intelligent integration of the captured data or content into appropriate business applications. According to IDC, the worldwide market for document and content processing grew 5.1% to $46.0 billion and the U.S. market grew 5.9% to $21.4 billion in 2006.

        The payment processing and document and content processing industries are increasingly overlapping in many markets, especially financial services, where clients desire to leverage the use of their infrastructure investment. Our clients are striving to comply with changing regulations and to find new ways to create and consume content in multiple formats thereby increasing their ability to use information more effectively and generate new sources of revenue and cost-savings. In addition, recent regulation, such as SOX and privacy related initiatives, have increased scrutiny of data, document security and internal controls.

        We have become a recognized leader in document and content processing by providing clients with complete end-to-end business solutions and services to simplify capturing, processing and archiving of information across the enterprise. In the last 18 months, we have extended our products and services to target specific sub-sectors within our vertical markets, such as mortgage origination, explanation of health benefits, and account payable management.

IT Services

        The IT services industry involves the support, maintenance and deployment of all IT assets, including hardware (such as computers, network equipment, servers, printers and other peripherals) that are integral components of the IT infrastructure. As businesses use technology to integrate diverse processes and content into common operating platforms, they are increasingly outsourcing maintenance and IT infrastructure services to increase efficiency, reduce costs and better serve the needs of their customers. According to IDC, the worldwide market for IT services grew to $467 billion in 2006 with hardware deployment and support representing $54.4 billion and is forecasted to grow at a compound annual growth rate of 5.8% through 2011.

Our Strategy

        We believe our international reach, experience and infrastructure enables us to better serve domestic, international and global clients. We also believe that the strengthening of our balance sheet resulting from our 2007 private equity placement will enable us to make strategic acquisitions that present further growth opportunities, as well as enhance our ability to make up-front capital investments in BPO and ITO services which will make us more competitive.

Expand Our Client Relationships

        We have senior level relationships with our clients and provide a high level of service. We intend to continue to provide our clients with a high degree of client service, flexible customization of products and services and a dedicated focus on their business needs. We are instituting account management teams and programs in our BPO and IT services to enhance the quality, quantity and responsiveness of our offerings. We currently serve over 2,000 clients globally and believe the top 10% of our clients provide us significant growth opportunities through large, outsourcing contracts.

Grow Recurring Revenue and Improve Operating Margins

        A key component of our business plan is to expand our recurring revenue business. We seek to establish and maintain long-term relationships with our clients utilizing multi-year contracts. Most of our products and services require the payment of monthly fees or transactional fees, which allows us to generate recurring revenue. We believe that many of our clients will transition towards a BPO delivery model, expanding both our revenue and our relationship longevity. We expect that as our fixed costs are spread over a greater revenue base, our operating margins will improve as will the efficiency and effectiveness of our business model. Further, we believe that by developing and owning our own software and hardware products, we have a competitive advantage. By managing our operating expenses and combining all non-sales and delivery business functions through a global shared services model, we believe we can better leverage our global infrastructure and provide better service to our clients.

Broaden Service Offerings to Leverage Existing Infrastructure

        We seek to enhance our portfolio of services by focusing on our clients' requirements, emerging trends in the industry and new technologies that will create both the need and opportunity for additional BPO services. We believe we can drive our return on invested capital by leveraging our existing base of skilled professionals and infrastructure to expand into new markets and to provide new services in high value targeted areas. We will continue to leverage our global infrastructure of systems and people, and plan to expand our sales, marketing and account management presence as we provide a broader array of products and services to local country markets and the global marketplace.

Grow Emerging Markets

        We believe that a significant opportunity exists to accelerate our growth in Asia, targeted Eastern European countries and Latin America. We seek to expand our sales force focused on developing our indirect channels in both Asia and Latin America. We plan to launch an indirect channel sales force in EMEA in 2007 to leverage the experience of our Americas indirect channel sales force. We plan to expand our product offerings with our existing channel partners to drive growth. Further, we plan to expand with new partners in targeted geographies.

Pursue Strategic Acquisitions and Alliances

        While we have primarily grown our business organically, we have made three small targeted acquisitions during the past three years and developed partnerships and alliances to augment our growth and provide critical technologies and capabilities. We intend to opportunistically expand our capabilities and geographic footprint through strategic acquisitions and alliances to accelerate our growth. We will continue to explore acquisitions of businesses and products that will complement our existing client offerings to better penetrate our target markets and to expand our client base. To enhance our product offerings, we intend to further develop both existing and new partnerships.

Our Products, Services and Delivery Approach

Payment Processing Market

        Our suite of payment processing business solutions and BPO services, including check processing, remittance processing, international payments and receivables processing takes advantage of recent technologies, such as automatic image recognition and web accessibility, to reduce labor costs, facilitate timely research and handle complex transaction variations. The payment processing business is undergoing significant changes, including the shift away from paper to electronic payments, the desire of clients to utilize electronic payment processing and the demand for delivery of payment information to diverse technology platforms. Although we continue to deliver hardware and software products, our primary focus is on expanding our business solutions and BPO services through our 12 outsourcing centers in the Americas and EMEA. Additionally, we are leveraging our extensive experience with the payments processing environment in EMEA to provide advanced services to the Americas and other markets. Our clients can utilize part, all or a combination of our products and services portfolio to address their payment processing requirements.

        Our payment processing technology suite includes eCap, a data capture software application that automates check and list processing and the extraction of data from invoices or payment advices. We also offer PayCourier Retail, a comprehensive remittance software solution for processing payment transactions, such as return documents, customer correspondences, customer envelopes and checks and PayCourier Archive, a transaction archive solution that provides long-term data and image storage for remittance processing.

        We provide a complete line of hardware to address high-volume check environments. The E-Series is a high-speed transport that can read and sort up to one million check-size documents per day. The X-Series is a mid-range transport for check and remittance processing which enables check and item-based transactions to be digitally captured, processed and retained. To help our clients achieve optimal performance in day-to-day check imaging operations, we offer our advanced image quality software, Image Sentry.

Document & Content Processing Market

        We offer a broad range of innovative products and services that simplify the capturing, processing and archiving of information across the enterprise. In late 2005, we began to extend our packaged products and services to target specific sub-sectors such as mortgage origination, health benefits, and accounts payable management. Our document and content processing services have been deployed throughout Europe and we believe we are the fastest growing provider of mortgage origination services in the U.K. We recently introduced these mortgage origination services into the Americas.

        Our document and content processing software technology is designed for high-volume, complex and distributed environments. eFIRST is a business process management suite that enables business process automation through analysis, modeling, development and deployment. eFIRST Capture provides a software solution to capture structured or unstructured documents from paper scanners, fax machines and e-mail and then extracts key information needed to categorize, index and distribute the data to the appropriate person or department. eFIRST Process provides intelligent workflow and routing of documents and cases in complex environments based on business rules. eFIRST Archive can store large volumes of highly complex documents and provide multiple indices for improved search and retrieval. These technologies are available as stand-alone offerings, integrated with our or third party hardware, or as the foundation for a comprehensive BPO solution.

        We also offer document and content processing hardware technology. The BancTec DocuScan 9000, introduced in 2004, is a high-speed mixed document scanner designed to provide the highest hourly throughput in difficult paper handling applications. We introduced the BancTec DocuScan 6000 in 2005 offering an entry-level high-speed scanner with a compact physical size that can digitize and process up to 260 pages per minute. In 2007, the IntelliScan XDS was introduced as the industry's fastest high-volume, multi-application document scanner providing processing speeds of up to 550 pages per minute.

Information Technology Services Market

        We provide infrastructure services to the IT industry, with focused deployment and ongoing support services for OEMs and ITO providers. We provide warranty services, fulfillment services and related maintenance support to manufacturers of desktop and enterprise IT products in the Americas and EMEA. We believe that these services result in significant cost savings, improved client satisfaction and increased revenue for our clients.

        Our infrastructure services include maintenance and support of desktops, laptops, servers, printers and computer network equipment. In addition, we provide deployment, logistics, and support services. We are certified to provide support for Dell, IBM, Lexmark, Microsoft, Novell, HP, Compaq, Cisco, Sun and Solaris products.

        In 2006, we responded to approximately 1.2 million requests for service, supported more than 25,000 enterprise server systems, maintained more than 30,000 LANs, and provided full-service hardware, software and network support for more than two million end users.

        We provide service covering all of the U.S., Canada, U.K., France, Germany, Benelux, Sweden, Italy, the Netherlands, and Czech Republic, including 95% of the zip codes in the U.S. through our own employees. We were recently honored as Dell's global 2007 General Procurement Partner of the Year.

Client Delivery/Services Portfolio

        As our clients' needs have changed, we have evolved over three decades from a domestic hardware manufacturer focused on the banking and financial services industry to a full service global provider of business process outsourcing services and technology to large multinational enterprises in various industries. Moreover, as we have grown with our clients, we have developed strong relationships with senior management and expanded our business, expertise and geographical footprint. We believe our long-standing relationships with major companies not only provide a significant opportunity for us to expand our existing business with these clients, but also to establish our credibility to expand our offerings into other industries.

        We employ a services portfolio approach for our payment processing, document and content processing and IT services solutions to maximize our client satisfaction, market penetration and revenue potential. This services portfolio consists of:

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  BPO services,

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  Business solutions,

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  Products, and

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  Infrastructure services.

Business Process Outsourcing

        BPO requires an understanding of the client's industry, market and business processes intimately enough to apply tools, methods, products and services so that our clients can delegate a part of their business for us to manage and deliver through measurable performance metrics. Because we have extensive technology experience and service and solution expertise we are well positioned to compete. We have been providing BPO services in Europe since 1999, and launched BPO services in North America in 2005. Our BPO contracts are typically long term, recurring revenue contracts. With 12 outsourcing centers throughout the U.S. and Europe, we offer BPO services for both payment processing as well as document and content processing. Our BPO services include retail and wholesale payment processing, check processing, healthcare payments and claims, payment and check image archives, mortgage and loan origination, credit card origination, invoice processing, accounts payable approval automation, mailroom and correspondence handling, forms processing and document imaging and archiving.

Business Solutions

        In the payment processing and document and content processing industries we provide end-to-end business solutions that help drive operational efficiencies through the automation of mission critical processes for some of the world's largest institutions. These turnkey, on-client-site solutions are based on our developed software and hardware technologies, third party technology, and our project implementation processes gained through decades of vertical experience. We can customize our solutions without incurring high development costs and lengthy implementation timescales. Our business solutions include retail payment processing, check processing, payment and check archiving, invoice image and data capture, accounts payable processing, digital image classification, mailroom automation, mortgage and account origination and software services.

Infrastructure Services

        We provide maintenance and support services to the payment processing and document and content processing industries in support of both our and third party products. We also provide IT services to OEMs and global ITO providers.

        We have expertise in the installation, repair and maintenance of large, mission-critical, computer-driven electromechanical devices, such as reader/sorters and scanners, which involve imaging and paper handling. Our hardware maintenance contracts usually include both parts and labor, and the contracts are typically long term, recurring revenue contracts. In addition, we market a full range of consumable supplies that complement our payment processing and document processing systems.

        We have expertise in the deployment, logistics and management of IT assets, including hardware such as computers, network equipment, servers, printers and other peripherals that are integral components of the IT infrastructure. Our contracts usually include both parts and labor, and are typically long term, recurring revenue contracts with minimum commitments.

Products

        We have extensive experience designing, developing, producing and servicing both hardware and software products. Our products enable our clients to capture, process and archive documents and data. We incorporate our hardware and software products as an integral part of our business solutions, utilize them in delivering our BPO services and sell these products through both direct and indirect channels.

Sales and Distribution

        We offer our products and services directly to our clients and through indirect channels, including value added resellers, distributors and system integrators, to achieve the widest possible geographic footprint. Our direct sales force offers BPO services, infrastructure services, business solutions and products directly to our clients, while we also use indirect channels to market our products.

        Other than in the emerging markets, we primarily rely on our direct sales force, using the indirect channels to compliment our direct sales distribution. As of June 30, 2007, we employed 30 salespeople focused on the Americas and the emerging markets, 24 of which are responsible for selling directly to our clients and six of which are responsible for selling to value added resellers, distributors and system integrators. As of that date, we employed 30 salespeople focused on EMEA, all of which are responsible for selling directly to our clients. In addition, we employed six salespeople focused on ITSM, all of which are responsible for selling directly to our clients. We continue to seek partnership opportunities with indirect channels to further our penetration in our existing and potential markets.

Clients

        Our clients tend to be larger organizations requiring specialized services that enable them to differentiate their own offerings. Representative clients in our payments processing business include Symcor, Bank of America and EDS; in our document and content processing business, representative clients include Broadridge Financial Solutions, Inc. (formerly ADP), Deutsche Telekom and Danish Post; and in our IT services business, our clients are predominantly OEMs or ITOs, such as Dell, CSC and Lexmark. Our ten largest clients accounted for 48.6%, 45.0% and 44.3% of our revenue for the years ended December 31, 2006, 2005, and 2004, respectively. For the years ended December 31, 2006, 2005 and 2004, Dell accounted for 19.5%, 15.5% and 17.4%, respectively, of our total revenue. Sales from our U.S. operations for the years ended December 31, 2006, 2005 and 2004 accounted for 59.6%, 62.6% and 65.4%, respectively, of our total revenue, while sales from our foreign operations for the same years accounted for 40.4%, 37.4% and 34.6%, respectively, of our total revenue.

Seasonality

        Our business has historically experienced seasonal fluctuations in our equipment and software sales and we expect to experience similar fluctuations in the future. Our equipment and software sales have historically been affected by buying patterns of financial services clients, which tend to increase their purchasing of software and equipment at the end of the calendar year, which results in higher sales completed and revenue recognized in our fourth quarter. Nevertheless, due to the cyclical and unpredictable nature of large corporate purchasing decisions, the completion of one or more large equipment and software systems sales in any one fiscal quarter may result in unpredictable fluctuations of our quarterly sales results throughout the fiscal year.

Competition

        The market for companies that provide technology products and services is intensely competitive and highly fragmented, and we expect increased competition from both existing competitors and companies that enter our existing or future markets. Numerous companies supply competing products and services, and many of these companies specialize in one or more of the services that we offer or intend to offer to our clients.

        In marketing our products and services, we encounter competition from a wide variety of companies, some of which have substantially greater resources than we do. Each of our three operating segments face different competitors. Our Americas business unit competes with various public and private companies including Wausau, Regulus and Unisys in our payment processing business; EMC, Readsoft and IBML in our document and content processing business; and Unisys and IBM in our infrastructure services business.

        Our EMEA business unit competes with various companies including EMC, IBML, IBM, Accenture and Global 360 in our document and content processing business; and EDS, NCR and Unisys in our payment processing business. Our ITSM organization primarily competes with QualxServ, Getronics, Decision One and Northrop Grumman in our IT services business.

        We believe that the principal competitive factors determining success in the industries we serve include:

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  reputation for reliability and service;

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  breadth and quality of services;

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  technological innovation and understanding client strategies and needs;

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  process expertise;

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  scalable infrastructure;

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  creative design and systems engineering expertise;

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  effective client support;

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  processing speed and accuracy;

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  pricing; and

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  long-term financial strength.

        We believe that our geographic footprint, market position, scalable infrastructure, process know-how, industry knowledge, domain knowledge, client relationships and functionality, performance, quality, service and price provide us a competitive edge in the industries in which we operate.

Facilities

        We own our corporate headquarters facility located at 2701 East Grauwyler Road, Irving, Texas. Consisting of approximately 310,500 square feet of building area, this facility is also the primary location for our assembly and manufacturing activities. We also lease a regional headquarters facility in London, UK. Globally, we maintain field offices in 14 countries and operate 12 outsourcing centers. Our outsourcing centers are augmented by an India-based data entry partner and include:

European BPO Centers	U.S. BPO Centers
Harlow (North London), UK Heathrow, UK Gateshead, UK Colnbrook, UK Dublin, Ireland Cologne, Germany Utrecht, Netherlands Tallin, Estonia	Chicago, IL Charlotte, NC Totowa, NJ Irving, TX

        We believe that these facilities are adequate to meet our ongoing needs. The loss of any of our principal facilities could have an adverse impact on operations in the short term; however, we have the option to renew our facility leases or believe we can replace them with alternate facilities at comparable cost.

Product Development

        We are engaged in ongoing software and hardware product development activities for both new and existing products, employing approximately 98 people for such activities as of June 30, 2007 and investing approximately $7.8 million, $8.8 million and $7.3 million in the years ended December 31, 2004, 2005 and 2006, respectively. In addition to our efforts to develop and improve our own products and services, we offer client-funded development activities.

        There can be no assurance that our development efforts will result in successful commercial products.

Foreign Sales and Assets

        We operate in the following geographic areas: the United States, the UK, and other international areas consisting primarily of Canada, France, Sweden, Germany, and the Netherlands. Inter-area sales to affiliates are accounted for at established transfer prices.

        Sales to unaffiliated customers and affiliates for the years ended December 31, 2006, 2005 and 2004, and long-lived assets, other than deferred taxes, at the end of each of those periods, classified by geographic area, are as set forth below. Sales to customers are attributed to the geographic area from which the sale was made.

	United States	United Kingdom	Other International	Eliminations	Consolidated
Year ended December 31, 2006
Sales to unaffiliated customers	$225,885	$73,403	$80,191	$—	$379,479
Inter-area sales to affiliates	4,499	3,514	6,928	(14,941)	—
Long-lived assets other than deferred taxes	104,428	9,690	5,271	(24,914)	94,475
Year ended December 31, 2005
Sales to unaffiliated customers	$215,939	$55,778	$73,181	$—	$344,898
Inter-area sales to affiliates	7,132	3,276	2,460	(12,868)	—
Long-lived assets other than deferred taxes	92,601	8,248	7,828	(27,974)	80,703
Year ended December 31, 2004
Sales to unaffiliated customers	$234,908	$60,625	$65,193	$—	$360,726
Inter-area sales to affiliates	8,326	3,111	309	(11,746)	—
Long-lived assets other than deferred taxes	97,409	3,185	7,826	(27,888)	80,532

Intellectual Property

        We own a number of registered and common-law trademarks in the U.S. and other countries relating to our trade names and product names including AP Master®, BancTec®, eFIRST®, ImageSentry®, IntelliScan® and PayCourier®. Our unregistered trademarks include: BancTec DocuScan™, eCAP™, E-Series™, ImageSentry™ and X-Series™.

        We hold 30 U.S. and foreign patents, and have 4 pending patent applications, and hold licenses under numerous patents owned by others. All of our patents generally pertain to hardware and software technology in the areas of document processing, document sorting, data compression, character recognition, document detection, image capture, image analyses, document encoding and check strip attachment and removal.

        No single patent or licensed technology is so integral to our success that we would suffer a material adverse effect if a patent were to expire or be invalidated, or if a licensed technology were to become unavailable. The loss of such technologies, however, could create a short term hardship while substitute methods or products were obtained and implemented. If the validity of any issued and potential patents, were challenged, we could encounter legal costs and expenses in enforcing our patent rights against infringement. There can be no assurance that other technology cannot or will not be developed, or that patents will not be obtained by others, that would render our patents obsolete.

Employees

        As of June 30, 2007, we had a total of 2,683 employees, 1,814 of which were located in the U.S. Our U.S. employees are not represented by any labor unions. We have never experienced a work stoppage and we consider our relations with our employees to be good.

Legal Proceedings

        We are a party to various legal proceedings from time to time. None of such proceedings are currently expected to have an outcome that is material to our financial condition.

MANAGEMENT

Executive Officers and Directors

        Set forth below are the names, ages and positions of our directors and executive officers as of the date of this prospectus.

Name	Age	Position with the Company
Executive Officers:
J. Coley Clark	61	President, Chief Executive Officer and Chairman of the Board of Directors
Jeffrey D. Cushman	46	Senior Vice President and Chief Financial Officer
Mark D. Fairchild	47	Senior Vice President and Chief Technology Officer
Michael D. Fallin	54	Senior Vice President, Corporate Marketing and President, Americas and Emerging Markets
Lin M. Held	51	Senior Vice President and Chief Administrative Officer
Brendan P. Keegan	37	Senior Vice President, Strategy and Business Development and President, ITSM
Michael D. Peplow	47	Senior Vice President and President, EMEA
Non-Employee Directors:
Felipe F. Atela	51	Director
R. Randolph Devening	65	Director
Gary J. Fernandes	63	Director
John R. Harris	58	Director

        The following are biographical summaries, including experience, of those individuals who serve as our executive officers:

        J. Coley Clark has been Chairman of our board of directors since June 2007 and President and Chief Executive Officer since September 2004, when he joined BancTec after 32 years with Electronic Data Systems Corporation ("EDS"). Mr. Clark has been a director of the Company since March 2004. Mr. Clark retired from EDS in 2004 as a Senior Vice President and President, Global Financial Industry. He was also a member of the Global Operations Council, EDS senior executive team. Mr. Clark's current term of office as a director of the Company expires in 2010.

        Jeffrey D. Cushman has been Senior Vice President and Chief Financial Officer since February 2005. Mr. Cushman joined BancTec in November 2004 as Vice President of Finance. From November 2001 to May 2003, Mr. Cushman did strategic development work for Metromedia Fiber Network, Inc., and before joining Metromedia, from January 2000 to October 2001, Mr. Cushman was the Chief Financial Officer, Senior Vice President, Secretary and Treasurer for GroceryWorks, Inc., an internet grocery-fulfillment company. From November 1997 to December 1999, Mr. Cushman was employed by Evercom, Inc., a telecommunications services provider. Prior to this time, Mr. Cushman was Director of Business Development at EDS, after holding a number of financial positions, including Group Financial Officer, Controller, and Financial Manager & Supervisor.

        Mark D. Fairchild has been Senior Vice President and Chief Technology Officer since November 2005. Mr. Fairchild joined BancTec in 1985 and has progressed through various management roles including European Software Director, Vice President of Engineering, Vice President of European Operations and Senior Vice President of International Operations.

        Michael D. Fallin has been Senior Vice President, Corporate Marketing and President, Americas and Emerging Markets since April 2005, when he joined BancTec after 29 years with EDS. From 2004 to 2005, Mr. Fallin was a Vice President in the Industrial Manufacturing Division at EDS and prior to that held various positions at EDS including Division Manager, Financial Industry Group and Vice

President in the U.S. Southwest Region responsible for clients in energy, telecommunications, manufacturing and financial industries.

        Lin M. Held has been Senior Vice President and Chief Administrative Officer since January 2005, when she joined BancTec after 27 years with EDS. Ms. Held is accountable for the Human Resources, Legal, Administration and Facilities and Security operations for BancTec globally. While at EDS, Ms. Held served in several key executive positions including Industry Operations Director for the U.S. Transportation Industry Group, Strategy and Planning Director and Managing Director for the Global Finance and Transportation Industry Groups, as well as other key management roles.

        Brendan P. Keegan has been Senior Vice President, Strategy and Business Development, and President of ITSM since March 2006. Mr. Keegan joined BancTec in June 2005 as Senior Vice President, Strategy & Business Development where he was responsible for heading up the development of BancTec's business strategy and market re-positioning. Prior to joining BancTec, from October 2004 to March 2005, Mr. Keegan served as Senior Vice President & President, Emerging Markets for Seven Worldwide, Inc., a provider of marketing execution services, from June 2003 to October 2004, President and Chief Executive Officer of Revenue Edge Ventures, Inc., a professional services company, from May 2001 to January 2003, President and Chief Executive Officer of Bravanta, Inc., a turn-around business process outsourcing consulting company, and prior to joining Bravanta, Vice President, Global Sales at EDS.

        Michael D. Peplow has been Senior Vice President and President of EMEA since 2005. Mr. Peplow joined BancTec in June 1997 as Business Development Manager. Mr. Peplow has also served as Managing Director of BancTec Ltd. in the U.K. and Ireland. Prior to joining BancTec, Mr. Peplow served in a number of strategic marketing, sales and consultancy roles with organizations such as ICL/Fujitsu and Hatten Blue.

        The following are biographical summaries, including experience, of those individuals (other than J. Coley Clark, whose biographical summary is shown above), who serve as our directors:

        Felipe F. Atela has been a director of the Company since August 2007, and his current term of office as a director of the Company expires in 2009. Mr. Atela has been Executive Chairman and President of Deutsche Telekom Espana, S.L., a telecommunications operator and information technology business services provider, since December 2002. Mr. Atela's responsibilities include overseeing operations of Ya.com, a telecommunications and internet service provider and T-Systems Spain, a technology services company. Mr. Atela serves on the Boards of Directors of Ya.com, T-Systems Spain and Buongiorno S.p.A, an Italian based independent mobile media and technology company.

        R. Randolph Devening has been a director of the Company since August 2007, and his current term of office as a director of the Company expires in 2008. Mr. Devening has over forty years of management experience primarily in the food and retail service channels. Mr. Devening served as the Chairman, President and Chief Executive Officer of Foodbrands America, Inc., a food services and retail marketing company, until 2001. Prior to his service with Foodbrands America, Mr. Devening was the Vice Chairman and Chief Financial Officer of Fleming Companies, Inc., a consumer goods distributor. Mr. Devening currently serves on the Boards of Directors of Penford Corporation, a developer, manufacturer and marketer of specialty natural-based ingredient systems, Safety-Kleen Hold Co., a holding company of a cleaning and environmental solutions company, and Fred Jones Enterprises, a supplier of engines and transmissions.

        Gary J. Fernandes has been a director of the Company since March 2003 and his current term of office as a director of the Company expires in 2009. Mr. Fernandes retired as Vice Chairman of EDS in 1998, after serving on the board of directors of EDS since 1981. After retiring from EDS, Mr. Fernandes founded Convergent Partners, a venture-capital fund focusing on buyouts of technology-

related companies. He also served as Chairman and CEO of GroceryWorks, Inc. until 2001. He currently serves on the Boards of Directors of eTelecare Global Solutions, Inc., a provider of business process outsourcing services, Computer Associates, one of the world's largest IT management software providers and Blockbuster Inc., the largest chain of video game and DVD rental shops in the world. Mr. Fernandes is currently the Chairman and President of FLF Investments, and serves as an advisory director of MHT Partners, a Dallas based investment banking firm serving mid-market companies.

        John R. Harris has been a director of the Company since August 2007, and his current term of office as a director of the Company expires in 2010. Mr. Harris has been Chief Executive Officer of eTelecare Global Solutions, Inc. since 2006. Mr. Harris was also Chief Executive Officer of Seven Worldwide, Inc. from 2003 to 2005 and from 2002 to 2003, was Chief Executive Officer of Delinea Corporation, a business strategy and technology services company.

Code of Business Conduct and Ethics

        We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our chief executive officer, chief financial officer and controller. The Code of Business Conduct and Ethics is designed to affirm our high standards of business conduct and to emphasize the importance of integrity and honesty in the conduct of our business. We believe that the ethical foundations outlined in our corporate governance principles and the code are critical to our ongoing success.

Director Independence

        Each of Messrs. Atela, Devening, Fernandes and Harris qualifies as an independent director pursuant to the listing requirements of The NASDAQ Stock Market. Additionally, all of the directors serving on the audit, compensation and nominating and corporate governance committees of our board of directors are independent. With limited exception, the listing requirements of The NASDAQ Stock Market require that the majority of our board of directors consist of persons qualified as "independent" under such listing requirements.

Committees of the Board

        Our board of directors has established an audit committee, compensation committee and nominating and corporate governance committee.

Audit Committee

        The audit committee of our board of directors is responsible for overseeing management and our independent auditor, financial reporting practices, internal controls, risk management and legal and ethical compliance. As of the date of this prospectus, the audit committee consisted of R. Randolph Devening, Felipe F. Atela and Gary J. Fernandes. Mr. Devening is the chair of our audit committee. The principal duties of the audit committee are:

  •
  to appoint, evaluate, compensate and oversee the work of the independent auditor;

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  to review and approve the independent auditor's retention and overall scope of the annual audit and any permitted non-audit services;

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  to ensure the independent auditor's independence and set hiring policies regarding employment by the Company of former employees of the independent auditor;

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  to review the Company's financial statements and independent auditor reports and to discuss with management, the independent auditor and the internal auditor any significant findings during the year, the audit plan, the coordination of audit efforts and all critical accounting policies and practices;

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  to review and resolve issues regarding financial or audit reporting between the independent auditor and management;

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  to review and discuss policies with respect to risk assessment, risk management and financial reporting with management and the independent auditor;

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  to establish and oversee procedures for the treatment of complaints regarding financial reporting, accounting or auditing matters;

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  to review and recommend the appointment, replacement and compensation of our Chief Financial Officer and head of internal audit;

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  to evaluate the scope and effectiveness of the Company's legal and regulatory compliance policies and programs;

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  to review, approve or ratify any transactions or courses of dealing with related persons;

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  to determine the adequacy of any requests for waivers under our code of business conduct and ethics; and

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  to address any conflicts of interests of directors and executive officers.

        No member of the audit committee is, or ever was, an officer or employee of the Company. All of the audit committee members are independent directors.

Compensation Committee

        The compensation committee supports our board of directors by overseeing management and director compensation policies and practices. As of the date of this prospectus, our compensation committee consisted of Gary J. Fernandes, John R. Harris and Felipe F. Atela. Gary J. Fernandes is the chairman of the compensation committee. All of the compensation committee members are independent directors. The principal duties of the compensation committee are:

  •
  to establish the Company's overall management compensation philosophy and policy;

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  to review and approve corporate goals and objectives relevant to compensation of executive officers and to determine the compensation level for the executive officers;

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  to review, approve and recommend all actions relating to compensation, promotion and employment-related arrangements for senior management, including severance arrangements;

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  to determine if and ensure that the Company's management compensation programs are appropriate, properly coordinated and accomplish their purposes and to recommend appropriate modifications;

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  to approve and recommend our board of directors' actions on, and to administer, any incentive and bonus plans applicable to employees of the Company and authorize all awards under incentive compensation and equity-based plans, including the award of shares or share options;

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  to review, approve and recommend action on any changes to any other forms of non-salary compensation, including retirement plans or programs;

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  to review the form and amount of director compensation and make appropriate recommendations thereon; and

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  to monitor compliance of directors and executive officers with the Company's policies regarding stock ownership.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee assists our board of directors in determining individuals qualified to serve as directors and overseeing, implementing and reviewing the overall corporate governance of the Company. As of the date of this prospectus, our nominating and corporate governance committee consisted of: John R. Harris and R. Randolph Devening. Mr. Harris is the chairman of the nominating and corporate governance committee. The principal duties of the nominating and corporate governance committee are:

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  to identify, screen and review director nominees and recommend candidates to fill our board of director vacancies;

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  to recommend, implement and review our policies and procedures for identifying and reviewing director nominee candidates;

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  to review the composition of our board of directors for independence, skill, diversity and other desired qualities;

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  to recommend whether each director qualifies as independent;

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  to review the size of our board of directors and make recommendations as to appropriate changes;

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  to address conflicts of interest of directors and executive officers;

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  to review and recommend any changes in the compensation of directors; and

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  to develop, recommend and implement corporate governance guidelines as necessary.

        No member of the nominating and corporate governance committees is, or ever was, an officer or employee of the Company. All of the nominating and corporate governance committee members are independent directors.

Compensation Committee Interlocks and Insider Participation

        No member of the compensation committee is, or ever was, an officer or employee of the Company. None of our executive officers has served as a member of a compensation committee of any other entity (or if no committee performs that function, the board of directors of such other entity) that has an executive officer serving as a member of our board of directors.

        Prior to the August 2007 appointment of Messers. Fernandes, Harris and Atela to the compensation committee, Robert A. Minicucci, a general partner of WCAS, served as the sole member of the compensation committee. For a description of related party transactions between the Company and WCAS, see "Certain Relationships and Related Party Transactions—Related Party Transactions" included elsewhere in this prospectus.

Indemnification

        We maintain directors' and officers' liability insurance. Our certificate of incorporation and bylaws include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. See "Description of Capital Stock—Liability and Indemnification of Officers and Directors" for further information.

COMPENSATION DISCUSSION AND ANALYSIS

        The following compensation discussion and analysis contains statements regarding future individual and Company performance measures, targets and other goals. These goals are disclosed in the limited context of our executive compensation program and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Overview of Compensation Program

        The compensation committee of our board of directors is responsible for establishing, implementing, and monitoring adherence to our compensation philosophy. The compensation committee seeks to ensure that the total compensation paid to our executive officers is fair, reasonable and competitive. Management has primary responsibility for our financial statements and reporting process, including disclosure of executive compensation. Throughout this discussion, the individuals listed in the Summary Compensation Table on page 70 are referred to as the "named executive officers."

Compensation Policy and Executive Compensation

        The executive compensation program is designed to attract, motivate, reward and retain the executive officers needed to achieve our business objectives, to increase profitability and to provide value to the stockholders. The program has been structured and implemented to provide competitive compensation opportunities and various incentive awards based on Company and individual performance. Future monetary growth is dependent upon the Company's performance as well as the individual executive's performance against pre-established objectives and the achievement of goals. The executive compensation program is composed of three principal components:

    •
    annual base salary;

    •
    annual target incentive bonus, the amount of which is dependent on the Company's financial performance; and

    •
    long-term incentive awards, currently provided in the form of stock options.

        Our executive compensation program is intended to:

    •
    reward performance which drives successful Company results;

    •
    link executive and stockholder interests through equity-based compensation arrangements and to recognize individual contributions toward the achievement of corporate goals and objectives;

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    reinforce a team focus and therefore reward both individual success and the success of the organization; and

    •
    accommodate the financial resources available to the Company based on the goal of maximizing return to stockholders.

Determination of Executive Compensation

        In connection with our June 2007 private equity placement, each of our executive officers entered into an employment agreement with the Company setting forth each such officer's annual salary and annual target incentive bonus level, in either case, subject to annual review and discretionary increase by our compensation committee in order to reflect changes in job responsibility or to reward individual performance. The base salary provided in each such employment agreement was based on the officer's position, taking into account the officer's contributions to the Company and the compensation level required to retain the executive.

        Base salaries are intended to be competitive in the marketplace and are designed to provide an annual salary at a level consistent with individual experience, skills and contributions to our business. The annual target incentive bonus level for each executive officer is set under the terms of such officer's employment agreement at 100% of the officer's base salary, consistent with our belief that bonuses should represent a significant portion of the total compensation paid to our executives, and should be dependent upon our annual performance. Long-term incentive compensation is granted from time to time at the discretion of the compensation committee, and is designed to align the interests of our executives with the interests of our stockholders by having the realizable value depend upon an increase of our stock price.

        We do not have a strict policy for allocating between either long-term or currently paid out compensation or cash and non-cash compensation. We strive to have an appropriate mix of compensation that rewards and motivates annual performance and long-term performance. No single mix of elements would be optimal for all of our executive officers.

        Prior to our June 2007 private equity placement, our compensation committee was comprised of one individual. Historically, our compensation committee has relied upon the recommendations of our Chief Executive Officer, particularly with respect to those executive officers that report directly to him, regarding the determination of executive compensation (other than his own) and the relative mix of the three principal components thereof. We currently have three individuals serving on our compensation committee and have recently adopted a new charter governing such committee. For a description of the principal duties of our compensation committee, please see the section entitled "Management—Compensation Committee" located elsewhere in this prospectus.

        In awarding executive compensation, we take the following elements of individual performance into account: the roles and responsibilities of our executives; the individual experience and skills of, and expected contributions from, our executives; the professional effectiveness and capabilities of the executive officer; and the performance of the executive officer against the target thresholds used to determine the annual target incentive bonus. While we have not used any formula to determine compensation based on these factors (other than the thresholds set in relation to the annual target incentive bonus), for compensation paid from 2004 to the present, we have placed the most emphasis in determining compensation on our understanding of the amount of compensation generally paid to executives with similar roles and responsibilities and our subjective assessment of the professional effectiveness and capabilities of the executive officer.

        Our understanding of the amount of compensation generally paid to executives with similar roles and responsibilities was based on our compensation committee's and Chief Executive Officer's own business judgment and collective experience in such matters.

        The compensation committee reviews, approves and administers management compensation policies and practices, including all forms of incentive compensation. Our compensation committee has authority to exercise discretion in the administration of such programs, and has used such discretion in the past in order to award compensation absent attainment of target performance goals.

        We have not yet experienced a situation in which the relevant performance measures taken into account in determining incentive compensation have had to be adjusted or restated in a manner that would have reduced the size of the compensation award or payment after payment of such amounts had already been made. In order to avoid such an occurrence, we do not pay bonuses under our annual incentive plan until the audit of our year-end financial statements is complete. Were such an adjustment or restatement to occur following our payment of incentive compensation, however, our board would consider any such adjustment or restatement in light of the circumstances under which it was required, and make a determination at that time as to how to treat any previously paid incentive compensation which was based upon the performance measures subject to such adjustment or restatement. We do not have a formal policy requiring repayment of incentive compensation under such circumstances by our executive officers at this time.

        The table below presents the 2007 base salary level and target annual incentive bonus level (expressed as a percentage of base salary) for each of our named executive officers:

Executive Officer	2007 Base Salary	2007 Target Bonus Percentage
J. Coley Clark President, Chief Executive Officer and Chairman of the Board of Directors	$475,000	100%
Jeffrey D. Cushman Senior Vice President and Chief Financial Officer	$328,846	100%
Michael D. Fallin Senior Vice President, Corporate Marketing and President, Americas and Emerging Markets	$325,000	100%
Brendan P. Keegan Senior Vice President, Strategy and Business Development and President, ITSM	$325,000	100%
Michael D. Peplow Senior Vice President and President, EMEA	$283,947	100%

Relative Size of Major Compensation Elements

        In setting executive compensation, the compensation committee considers the aggregate amount of compensation payable to an executive officer and the form of the compensation. The compensation committee seeks to achieve an appropriate balance between immediate cash rewards for the achievement of Company and personal objectives and equity awards and other long-term incentives designed to align the interests of executive officers with those of the Company's stockholders. The level of incentive compensation typically corresponds to an executive officer's responsibilities within the Company, with the level of incentive compensation for more senior executive officers being a greater percentage of total compensation than for less senior executive officers.

Annual Base Salary

        The base salary for each executive officer is determined by the compensation committee and is designed to be at levels considered appropriate for comparable positions at similar companies. Our understanding of the amount of compensation generally paid by similarly situated companies was based on our compensation committee's and Chief Executive Officer's own business judgment and collective experience in such matters. This understanding was not based on quantitative data or benchmarking against any specific similar company or set of similar companies. Our compensation committee may elect in the future to retain a compensation consultant to conduct an assessment of our executive compensation practices for our named executive officers.

Annual Profit Share Plans

        To reinforce the attainment of our goals, the compensation committee believes that a substantial portion of the annual compensation of each executive officer should be in the form of variable incentive pay. We maintain annual profit share plans under which the executive officers may earn an award based on a target percentage of their base compensation, if we meet the minimum threshold

EBITDA profit objective (earnings before interest, taxes, depreciation and amortization) and the minimum threshold revenue growth objectives set by the compensation committee at the beginning of the fiscal year. The achievement of the objective will determine the payout under the plan, after the threshold is met. The payout to each executive is calculated by multiplying a targeted payout for that executive, which is expressed as a percentage of the executive officer's base salary, by the level of achievement of a combination of the EBITDA and revenue growth objectives of the Company. The employment agreements between the Company and our executive officers provide that the target payout for each such officer is 100% of his or her base salary, with any reduction in the target payout being grounds for such officer to terminate his or her employment with the Company "for good reason". See "Executive Compensation—Employment Agreements" located elsewhere in this section for a description of the employment agreements between the Company and our named executive officers.

        To reinforce the attainment of our goals, the compensation committee believes that a substantial portion of the annual compensation of each executive officer should be in the form of variable incentive pay. The compensation committee and board of directors review the Company's performance against the objectives set forth in the plan annually and approve awards consistent with the plan. The determination of the amount of award to be paid under our annual incentive plan was based on the Company's attainment of quarterly financial objectives in 2004 and annual financial objectives in 2005 and 2006.

        During 2006, the target payout for each of our executive officers was 100% of his or her base salary. Based on 2006 actual financial results compared to the pre-established objectives, the plan targets of combined EBITDA and revenue growth were met in 2006 and, therefore, bonus awards ranging from 109% to 121% of the target threshold amount for each executive officer were made under our 2006 annual incentive plan. The compensation committee exercised its discretion in increasing the size of the payouts under the 2006 annual incentive plan based upon the Company's annual performance.

        During 2005, the target payout for each of our executive officers was 100% of his or her base salary. Based on 2005 actual financial results compared to the pre-established objectives, the plan targets of combined EBITDA and revenue growth were met in 2005 and, therefore, bonus awards ranging from 24% to 82% of the target threshold amount for each executive officer were made under our 2005 annual incentive plan. The compensation committee exercised its discretion in increasing the size of the payouts under the 2005 annual incentive plan as compensation for the achievement of certain objectives outside of those objectives sent forth in the 2005 annual incentive plan.

        Only one of our named executive officers, Michael D. Peplow, was eligible for an annual incentive bonus award in 2004. His target bonus level for 2004 was 50% of his base salary, and he attained 100% of his objective.

        For purposes of determining the profit sharing target percentage under our annual profit share plan, the compensation committee selects internal EBITDA and revenue growth target levels that it believes are achievable while also indicative of strong Company-wide or, as the case may be, segment-specific performance. The compensation committee designed our target levels to be challenging but attainable if we have what we consider to be a successful year. Items such as sales, productivity improvement and customer retention impact whether or not the Company's EBITDA profit objective and revenue growth objective are met, and make it difficult for any one executive to receive his or her full annual incentive bonus unless there has been strong Company-wide performance. Overall, the Company expects that it will pay at least some portion of the annual incentive bonus to each of its executive officers for their 2007 performance.

        Over the past five years, the Company has achieved performance at the target level one time. The payout percentage over the past five years has been between approximately 20% and 120% of the participants' target award opportunity. Generally, the Committee sets the minimum, target and maximum levels such that the relative difficulty of achieving the target level is consistent from year to year.

Long-Term Incentive Awards

        Throughout 2006, options to purchase 185,000 shares of our common stock were awarded to Jeffrey D. Cushman (85,000 shares), Brendan P. Keegan (25,000 shares) and Michael D. Peplow (75,000 shares) under our 2000 Plan. Additionally, throughout 2006 options to purchase 277,500 shares were awarded to other employees of the Company under our 2000 Plan. Following the closing of our June 2007 private equity placement, we cancelled all outstanding options under the 2000 Plan and paid each holder thereof a price per option share of $0.30, which represents the amount by which $2.55 (the net proceeds per share of common stock received by our former stockholders in the June 2007 private equity placement transaction) exceeded the exercise price of $2.25 applicable to such option share.

        In connection with the closing of our private equity placement we adopted the 2007 Equity Incentive Plan, which replaces the 2000 Plan and governs the terms of equity awards granted by us. The 2007 Equity Incentive Plan is intended to increase stockholder value through the alignment of executive pay with our corporate strategic goals and to support alignment between executive actions and our long-term strategic plan. Additionally, the 2007 Equity Incentive Plan will provide us a means of directly aligning our executives' financial reward opportunities to our stockholders' return on investment.

        Immediately following the closing of our June 27, 2007 private equity placement, we granted 3,115,000 incentive options to our executive officers. Under the 2007 Equity Incentive Plan, these incentive options were granted at a fixed exercise price of $8.00 per option share. Additionally, we granted 170,000 non-qualified stock options to certain members of our non-executive management following our private equity placement as compensation to such individuals for their contribution to the business of the Company. As granted under the 2007 Equity Incentive Plan, these non-qualified options have a fixed exercise price of $8.00 per option share. All outstanding options granted under our 2007 Equity Incentive Plan vest over a four-year period at 25% per year.

        Under the 2007 Equity Incentive Plan, future equity awards will be granted at the discretion of the compensation committee based on the Company's long-term performance goals and objectives. The compensation committee will review at least annually each executive officer's performance against such goals and objectives, and based on this evaluation, determine and approve any long-term incentive compensation for the executive officers. In making such awards, the compensation committee will review as appropriate an individual's level of responsibility within his or her area, such individual's executive development potential and competitive market norms, including, among other things, our performance and stockholder returns as compared to similar companies, the value of similar incentive awards to executive officers at comparable companies, and the awards given to our executive officers in past years.

        We do not have a strict policy for allocating between either long-term or currently paid out compensation or cash and non-cash compensation. We strive to have an appropriate mix of compensation that rewards and motivates annual performance and long-term performance. No single mix of elements would be optimal for all of our named executive officers.

        We do not have a strict policy for determining the timing of equity incentive awards. The compensation committee periodically reviews all aspects of short-term and long-term incentives and makes any awards based on that evaluation.

Employment and Retirement Benefits

        In order to attract and retain employees and provide support in the event of illness or injury, we offer all employees, including the executives, medical and dental coverage, disability insurance, and life insurance. All executives are entitled to participate in these plans.

        We do not have a defined benefit plan for executives or employees in the U.S., but instead encourage saving for retirement through the 401(k) Retirement Saving Plan, to which we make matching contributions. Employees may contribute up to 25% of their annual salary, including bonuses, into the plan (subject to IRS limits), and we will match 10% of the first 5% of the employee's qualifying total pre-tax contributions. All employee contributions and any matching Company contributions are fully vested upon contribution.

Termination and Change in Control Benefits

        We have entered into employment agreements, which supersede any prior employment arrangements, with each of our named executive officers providing for severance benefits upon a termination of the officer's employment without cause or for good reason. See the "Employment Agreements" section below for a description of these employment agreements. The employment agreements also provide for certain change-in-control benefits upon an executive's termination as a result of a change-in-control of the Company. We believe requiring both a change-in-control and a termination event maximizes stockholder value by preventing an unintended windfall for management in the event of a friendly change-in-control. See "Executive Compensation—Potential Payments Upon Termination or Change-in-Control" below for a description of the change-in-control benefits and events that trigger payment thereof.

2006 Total Compensation for the Chief Executive Officer

        When J. Coley Clark became our Chief Executive Officer in September 2004, the compensation committee designed a compensation plan which was consistent with that provided to our other executive officers. Although a significant portion of Mr. Clark's potential future compensation consists of bonus plan payments based on Company performance, the compensation committee did not rely entirely on predetermined formulas or a limited set of criteria when it determined the compensation of our Chief Executive Officer. The compensation committee designed a compensation package for Mr. Clark that provided a competitive salary with the potential of significant bonus plan compensation in the event we performed well under his leadership.

 EXECUTIVE COMPENSATION

        The table below summarizes the compensation paid to the persons serving as our Chief Executive Officer, Chief Financial Officer and each of the other three most highly compensated individuals serving as executive officers at the end of our last fiscal year.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)		Bonus ($)		Option Awards ($)(1)	Non-equity Incentive Compensation Plan ($)(2)		Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
J. Coley Clark President and Chief Executive Officer	2006 2005 2004	$450,000 450,000 128,077		$0 0 0		$0 0 315,000	$545,000 107,000 0		$0 0 0	$0 0 0	$995,000 557,000 443,077
Jeffrey D. Cushman Senior Vice President and Chief Financial Officer	2006 2005 2004	$303,846 272,116 26,154		$0 0 20,000		$37,400 31,000 0	$353,846 156,173 0		$0 0 0	$1,500 0 0	$696,592 459,289 46,154
Michael D. Fallin Senior Vice President, Corporate Marketing and President, Americas and Emerging Markets	2006 2005 2004	$299,039 185,096 0	(7)	$50,000 25,000 0	(5)	$0 64,000 0	$324,039 80,980 0		$0 0 0	$1,500 0 0	$674,578 355,076 0
Brendan P. Keegan Senior Vice President, Strategy and Business Development and President, ITSM	2006 2005 2004	$300,000 154,231 0	(8)	$0 25,000 0		$11,000 48,000 0	$350,000 100,211 0		$0 0 0	$59,757 23,199 0	$720,757 350,641 0
Michael D. Peplow(6) Senior Vice President, EMEA	2006 2005 2004	$258,947 246,212 208,148		$0 0 0		$33,000 6,400 10,500	$281,368 201,126 110,620	(9)	$19,965 73,829 32,473	$25,445 23,564 18,366	$618,725 551,131 380,107

(1)
The amounts in the table reflect the compensation expense calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (SFAS 123(R)), for stock awards granted to the named executive officers in 2001 to 2006. In December 2004, the Financial Accounting Standard Board issued SFAS 123(R), which requires us to recognize compensation expense for stock options and other stock-related awards granted to the employees and directors based on the estimated fair value under SFAS 123(R) of the equity instrument at the time of grant. The compensation expense is required to be recognized over the vesting period. The requirements of SFAS 123(R) became effective beginning in the first quarter of 2006. The assumptions used to determine the valuation of the awards are discussed in Note A to the consolidated financial statements included elsewhere in this prospectus.

(2)
Amounts shown represent the amounts earned under our annual profit share plan for 2006 (the "2006 Profit Share Plan"). The amounts to be paid under our 2006 Profit Share Plan were based on achievement of a combination of target levels of EBITDA and revenue growth.

(3)
Represents the increase in the actuarial present value of pension benefits between each of fiscal year-end 2004, 2005 and 2006 and the prior years. See the "Pension Benefits" table below for further discussion regarding the Company's UK pension plans.

(4)
Includes our contributions under certain benefit plans and other arrangements for the five named executive officers. Our 401(k) Savings Plan is a tax-qualified plan subject to government imposed annual limitations on contributions. Non-U.S. employees (such as Mr. Peplow) maintain the retirement benefits from their home country. The amounts related to retirement plan benefits and other non-retirement plan benefits listed in the column entitled "All Other Compensation" in the Summary Compensation Table above are as follows:

Name	Savings Plan	Automobile	Commuting Cost	Total
J. Coley Clark	$—	$—	$—	$—
Jeffrey D. Cushman	1,500	—	—	1,500
Michael D. Fallin	1,500	—	—	1,500
Brendan P. Keegan	—	—	59,757	59,757
Michael D. Peplow	—	25,445	—	25,445
(5)
The $50,000 bonus paid to Mr. Fallin in 2006 is a result of the execution of a BPO services contract completed in 2005.

(6)
The amounts paid to Mr. Peplow were paid in Pounds Sterling and were converted to U.S. Dollars using the weekly average Sterling to Dollars rate for 2006.

(7)
Amount shown represents the base salary received by Mr. Fallin from April 25, 2005, the date of his employment by the Company, through the end of the year.

(8)
Amount shown represents the base salary received by Mr. Keegan from June 6, 2005, the date of his employment by the Company, through the end of the year.

(9)
Mr. Peplow's target bonus level for 2004 was 50% of his base salary, and he attained 100% of his objective. The amount reflected above is slightly higher than 50% of his base salary due to currency translation. Mr. Peplow is a UK employee.

GRANTS OF PLAN-BASED AWARDS

        The following table shows awards that were granted during the fiscal year ended December 31, 2006 under non-equity and equity plans, including the 2006 Profit Share Plan and the 2000 Stock Plan, to the executives named in the Summary Compensation Table.

	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)				All Other Option Awards: Number of Securities Underlying Options (#)(2)			Grant Date Fair Value of Stock and Option Awards ($)
						Exercise or Base Price of Option Awards ($/Sh)
Name	Grant Date	Threshold($)	Target($)	Maximum($)
J. Coley Clark	N/A	0	450,000	909,000
Jeffrey D. Cushman	1-1-2006 11-16-2006 N/A	0	303,846	613,769	60,000 25,000	$ $	2.25 2.25	$ $	26,400 11,000
Michael D. Fallin	N/A	0	299,039	604,059
Brendan P. Keegan	11-16-2006 N/A	0	300,000	606,000	25,000		$2.25		$11,000
Michael D. Peplow	1-1-2006 11-16-2006 N/A	0	258,947	523,073	50,000 25,000	$ $	2.25 2.25	$ $	22,000 11,000

(1)
Represents possible payouts under our 2006 Profit Share Plan. The amount of possible payouts under our 2006 Profit Share Plan was based on the achievement of a combination of target levels of EBITDA and revenue growth. Actual payouts under the 2006 Profit Share Plan were approximately 108% to 121% of the target amount, as reflected in the "Summary Compensation Table" located above.

(2)
Represents options granted under our 2000 Stock Plan. Following the closing of our private equity placement in June 2007, we cancelled all outstanding options under the 2000 Plan and paid each holder thereof a price per option share of $0.38, which represents the amount by which $2.25 (the net proceeds per share of common stock received by our former stockholders in the private equity placement transaction) exceeded the exercise price of $2.25 applicable to such option share. In connection with the closing of the private equity placement we adopted the 2007 Equity Incentive Plan, which replaces the 2000 Plan.

Employment Agreements

        We have entered into employment agreements with each of the following named executive officers: J. Coley Clark, Jeffrey D. Cushman, Michael D. Peplow, Michael D. Fallin and Brendan P. Keegan. For each of these key employees, the employment agreement has an initial term commencing on June 27, 2007 and lasting for 12 months (24 months in the case of Mr. Clark) thereafter, after which time it will be automatically extended for successive one year terms unless we or the officer give at least 60-days prior written notice of intent to cancel the employment agreement. Each employment agreement provides for a base salary, participation in our incentive bonus plan, participation in our benefit plans and programs, discretionary bonuses in connection with our 2007 private equity placement and reimbursement of all reasonable and necessary business out-of-pocket expenses incurred in connection with the officer's performance of his duties under the employment agreement. These employment agreements supersede any prior arrangement between the Company and the executives listed above regarding the terms of such executives' employment with the Company.

        The base salaries for 2007 for each of our named executive officers will be as follows: J. Coley Clark—$475,000; Jeffrey D. Cushman—$328,846; Michael D. Peplow—$283,947; Michael D. Fallin—$325,000; and Brendan P. Keegan—$325,000. Each officer is also entitled to various "gross-up"

payments for certain excise taxes he or she may incur in connection with his or her compensation or any severance payments.

        Under the employment agreements, the officers are entitled to severance benefits in the event of a resignation for good reason (defined below) or a termination without cause (defined below), including by reason of death or permanent disability, which include (if such resignation or termination is not in connection with a change of control) the continuation of the officer's base salary for a period of 12 months (24 months in the case of Mr. Clark), the officer's annual target incentive bonus for the year in which his or her employment was terminated (two times the annual target incentive bonus in the case of Mr. Clark), immediate vesting of all unvested equity incentive awards (except in the case of death or permanent disability) and welfare benefits for the sooner of a period of 18 months from the date of the officer's termination or such time as the officer is employed by a company offering such benefits (whether or not the officer elects to receive them). In the case of Mr. Clark, he will also receive a pro rata portion of the annual target incentive bonus he would have received if he had remained an employee through the end of the applicable calendar year, to be paid in a lump sum no later than 2 1/2 months following the end of the calendar year to which such bonus relates.

        The term "cause" means: (a) a material breach of, or the willful failure or refusal by the officer to perform and discharge duties or obligations the officer has agreed to perform or assume under the employment agreement (other than by reason of permanent disability or death); (b) the officer's failure to follow a lawful directive of the chief executive officer or the board of directors that is within the scope of the officer's duties for a period of ten (10) business days after notice specifying the performance required; (c) any material violation by the officer of a policy contained in the Code of Conduct of the Company or similar publication; (d) drug or alcohol abuse by the officer that materially affects the officer's performance of the officer's duties under the employment agreement; or (e) conviction of, or the entry of a plea of guilty or nolo contendere by the officer for, any felony or other crime involving moral turpitude. In addition, any failure by the Company to renew the term of an officer's employment agreement will constitute a termination by the Company without cause.

        The term "good reason" means: without the officer's express written consent, (a) a reduction in the officer's base salary or annual target incentive bonus percentage to less than 100% of base salary; (b) any change in the position, duties, responsibilities (including reporting responsibilities) or status of the officer that is adverse to the officer in any material respect with the officer's position, duties, responsibilities or status as of the effective date of the employment agreement; (c) a requirement by the Company that the officer be based in an office that is located more than 50 miles from the officer's principal place of employment as of the effective date of the employment agreement; or (d) any material failure on the part of the Company to comply with and satisfy the terms of the employment agreement.

        The employment agreements provide for certain change of control benefits. For a description of the events that trigger these change of control benefits, see "Compensation Disclosure and Analysis—Potential Payments Upon Termination or Change in Control." The officers are entitled to severance benefits which include, in lieu of their regular severance benefits, in the event of a resignation for good reason or a termination without cause at the request of any third party participating in or causing a change of control or at any time within twelve months after a change of control (i) continuation of the officer's base salary for a period of 12 months (24 months in the case of Mr. Clark), (ii) a pro rata portion of the annual target incentive bonus the officer would have received if he or she had remained an employee of the Company through the end of the applicable calendar year, to be paid in a lump sum no later than 2 1/2 months following the end of the calendar year to which such bonus relates, (iii) one times (two times in the case of Mr. Clark) the officer's annual target incentive bonus for the year in which his or her employment was terminated, (iv) immediate vesting of outstanding unvested equity incentive awards (except in the case of death or permanent disability) and (v) welfare benefits for the sooner of a period of 18 months from the date of the officer's termination or such time as the officer is employed by a company offering such benefits (whether or not the officer elects to receive them).

        Each employment agreement contains a provision prohibiting the solicitation of our customers and employees which remains in effect for a period of one year following the termination of the officer's employment agreement. Additionally, the employment agreements include standard confidentiality and intellectual property ownership provisions.

Securities Authorized for Issuance Under Equity Compensation Plans

        The following table provides information regarding options or warrants authorized for issuance under our 2000 Stock Plan as of December 31, 2006. The following table excludes options to purchase 3,285,000 option shares and 466,000 shares of restricted stock granted to management and certain employees pursuant to our 2007 Equity Incentive Plan:

	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders	2,711,000	$2.25	289,000
Equity compensation plans not approved by security holders	—	—	—

Total	2,711,000	$2.25	289,000

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END(1)

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option exercise price ($)		Option expiration date
J. Coley Clark	700,000	350,000		$2.25	9-14-2014
Jeffrey D. Cushman	25,000 — —	75,000 60,000 25,000	$ $ $	2.25 2.25 2.25	1-1-2015 1-1-2016 11-16-2016
Michael D. Fallin	50,000	150,000		$2.25	4-30-2015
Brendan P. Keegan	37,500 —	112,500 25,000	$ $	2.25 2.25	6-6-2015 11-16-2016
Michael D. Peplow	15,000 17,500 5,000 — —	10,000 17,500 15,000 50,000 25,000	$ $ $ $ $	2.25 2.25 2.25 2.25 2.25	3-31-2010 3-31-2014 4-30-2015 1-1-2016 11-16-2016

(1)
Options shown in this table were granted between 2000 and 2006 under our 2000 Stock Plan. Following the closing of our private equity placement in June 2007, we cancelled all outstanding options under the 2000 Plan and paid each holder thereof a price per option share of $0.30, which represents the amount by which $2.25 (the net proceeds per share of common stock received by our former stockholders in the private equity placement transaction) exceeded the exercise price of $2.25 applicable to such option share. In connection with the closing of the private equity placement we adopted the 2007 Equity Incentive Plan, which replaced the 2000 Plan.

PENSION BENEFITS

Name	Plan Name	Number of years credited service (#)	Present value of accumulated benefit ($)(1)	Payments during last fiscal year ($)
J. Coley Clark	N/A	—	$—	$—
Jeffrey D. Cushman	N/A	—	—	—
Michael D. Fallin	N/A	—	—	—
Brendan P. Keegan	N/A	—	—	—
Michael D. Peplow	BancTec Limited Pension Scheme	9	$236,629	—

(1)
The present value of these benefits is shown based on the assumptions used in determining the annual pension expense, as shown in Note K to our Consolidated Financial Statements.

Potential Payments Upon Termination or Change-in-Control

        We have entered into employment agreements with each of our named executive officers which entitle them to certain severance benefits in the event of a resignation for good reason or a termination without cause at the request of any third party participating in or causing a change of control or at any time within 12 months after a change of control. The officers are entitled to severance benefits which include, (i) continuation of the officer's base salary for a period of 12 months (24 months in the case of Mr. Clark), (ii) a pro rata portion of the annual target incentive bonus the officer would have received if he had remained an employee of the Company through the end of the applicable calendar year, to be paid in a lump sum no later than 2 1/2 months following the end of the calendar year to which such bonus relates, (iii) one times (two times in the case of Mr. Clark) the officer's annual target incentive bonus for the year in which his or her employment was terminated and (iv) welfare benefits for the sooner of a period of 18 months from the date of the officer's termination or such time as the officer is employed by a company offering such benefits (whether or not the officer elects to receive them).

        For purposes of the employment agreements, "change in control" means the occurrence of any of the following events:

          (a)   any person is or becomes the beneficial owner (except that a person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is currently exercisable or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the voting stock of the Company, including by way of merger, consolidation, tender, exchange offer or otherwise;

          (b)   the sale or disposition, in one or a series of related transactions, of all or substantially all, of our assets to any person;

          (c)   during any period of two consecutive years commencing on or after the effective date of the 2007 Equity Incentive Plan (which was June 27, 2007), individuals who as of the beginning of such period constituted the entire board (together with any new directors whose election by such board or nomination for election by our stockholders was approved by a vote of at least two-thirds of our directors, then still in office, who were directors at the beginning of the period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority thereof; or

          (d)   approval by our stockholders of a complete liquidation or dissolution of the Company.

        We believe our severance benefits due to these termination events provides the named executive officers a reasonable package based on the value the officers have created that is ultimately realized by our stockholders. These triggering events for termination and change in control protection were selected in order to allow management to focus their attention on our business without worrying about a change in control.

        The table below shows the amounts that would have been payable under the employment agreements entered into with our named executive officers if (i) these employment agreements had been in effect on December 31, 2006 and (ii) certain events of termination and/or a change in control in the Company had occurred on December 31, 2006:

Name	Benefit	Termination Due to Death or Disability(1)		Termination by Executive for "Good Reason" or by Company Without "Cause"(2)		Change of Control Severance(3)
J. Coley Clark President, Chief Executive Officer and Chairman of the Board of Directors	Salary Bonus Health/Medical(4) Equity Award Vesting Tax Gross-Up	$ $	950,000 1,223,500 — — —	$ $ $ $	950,000 1,223,500 — 1,088,000 76,054	$ $	950,000 1,223,500 — — —
Jeffrey D. Cushman Senior Vice President and Chief Financial Officer	Salary Bonus Health/Medical Equity Award Vesting Tax Gross-Up	$ $ $ $	328,846 328,846 22,318 — 8,026	$ $ $ $ $	328,846 328,846 22,318 480,000 104,026	$ $ $ $	328,846 411,058 22,318 — 8,026
Michael D. Fallin Senior Vice President, Corporate Marketing and President, Americas and Emerging Markets	Salary Bonus Health/Medical Equity Award Vesting Tax Gross-Up	$ $ $ $	325,000 325,000 6,708 — 2,412	$ $ $ $ $	325,000 325,000 6,708 480,000 98,412	$ $ $ $	325,000 406,250 6,708 — 2,412
Brendan P. Keegan Senior Vice President, Strategy and Business Development and President, ITSM	Salary Bonus Health/Medical Equity Award Vesting Tax Gross-Up	$ $ $ $	325,000 325,000 20,880 — 7,509	$ $ $ $ $	325,000 325,000 20,880 480,000 103,509	$ $ $ $	325,000 406,250 20,880 — 7,509
Michael D. Peplow Senior Vice President and President, EMEA	Salary Bonus Health/Medical Equity Award Vesting Tax Gross-Up	$ $ $	283,947 283,947 2,052 — —	$ $ $ $	283,947 283,947 2,052 480,000 —	$ $ $	283,947 354,934 2,052 — —

(1)
Health care benefits continue upon an executive's disability; upon death, spouse and dependents of executives are entitled to continuation of health coverage for 18 months; amounts reflected represent portion of annualized 2006 premiums attributable to spouse/dependent coverage, before giving effect to executive contributions. Any unvested equity awards do not vest upon death or disability. If any payment or benefit is determined to be subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, the executive is entitled to receive an additional payment (tax gross-up) to adjust for the incremental tax cost of the payment or benefit. An excise tax is not payable if the present value of the payments and benefits to be received is less than three times the average compensation for the prior five years.

(2)
Amount of health care benefits represents the annualized premiums after giving effect to executive contributions. The amounts stated for equity award vesting represent the assumed cash value of the accelerated equity award on the date of termination of employment, (i) derived, in the case of the shares of restricted stock, by multiplying $8.00 (the offering price of our common stock on the closing date of our private equity placement) by the number of restricted stock awards and (ii) derived, in the case of the option awards, by multiplying the difference between $8.00 (the offering price of our common stock on the closing date of our private equity placement) and the options' exercise prices of $8.00 per share (the fair market value on the date of grant), by the number of equity awards. Any equity awards which vest as a result of the executive's termination without cause or resignation for good reason must be exercised prior to the earlier to occur of (x) the expiration date of the applicable equity award, or (y) 90 days after the termination date of the executive's employment.

  If any payment or benefit is determined to be subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, the executive is entitled to receive an additional payment (tax gross-up) to adjust for the incremental tax cost of the payment or benefit. An excise tax is not payable if the present value of the payments and benefits to be received is less than three times the average compensation for the prior five years.

  In the event an executive is terminated with cause or resigns for reasons other than death, disability or "good reason," our employment agreements do not provide for any special payments or benefits.

(3)
In the event an executive is terminated without cause or resigns for good reason, at the request of any third party participating in or causing a change of control or within the 12 months following a change of control event, in addition to the severance benefits the executive would otherwise receive, he or she is also entitled to a pro rata portion of the annual target incentive bonus he or she would have received if his or her employment with the Company had continued through the end of the applicable calendar year, in a lump sum payment to be paid no later than 2 1/2 months following the end of the calendar year to which such bonuses relate.

  Amount of health care benefits represents the annualized premiums after giving effect to executive contributions.

  The vesting schedule with respect to unvested equity awards is not automatically accelerated upon a change of control.

  If any payment or benefit is determined to be subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, the executive is entitled to receive an additional payment (tax gross-up) to adjust for the incremental tax cost of the payment or benefit. An excise tax is not payable if the present value of the payments and benefits to be received is less than three times the average compensation for the prior five years.

(4)
Mr. Clark does not participate in the Company's health care plan.

Compensation of Directors

        No directors' fees were paid during our fiscal year ended December 31, 2006. We plan to adopt a director compensation arrangement to compensate each of our non-employee directors for their service on our board. We expect our compensation policy to provide that non-employee directors will each receive an annual retainer of $30,000 and an additional $1,000 for each board and committee meeting they attend. We expect that the director serving as chairman of the audit committee will receive an annual fee of $15,000 and the directors serving as chairman of the compensation committee and nominating and corporate governance committees will each receive an annual fee of $10,000. In addition, we expect that each non-employee director will receive an initial equity award upon joining the board and an annual equity award during each year of service, with all such awards vesting over three years.

        All of our directors will be reimbursed for their out-of-pocket expenses incurred in connection with the performance of board duties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information as of July 31, 2007 regarding the ownership of common stock of: (1) each person who is known by the Company to be the beneficial owner of more than five percent of the outstanding shares of common stock (based solely on the purchaser's letters of subscription agreements completed by the purchasers of common stock in our June 2007 private equity placement); (2) each director of the Company; (3) each executive officer named in the Summary Compensation Table; and (4) all executive officers and directors of the Company as a group. Percentage of ownership is based on 47,041,000 shares of common stock. As of September 30, 2007, there were no shares attributable to stock options that are exercisable as of, or will be exercisable within 60 days after, September 30, 2007. The percentage ownership levels may be expected to change over time as the result of the issuance of additional shares. As of September 30, 2007, there were 47,041,000 shares of our common stock outstanding, which includes 46,575,000 shares of common stock and 466,000 shares of restricted stock granted to management pursuant to our 2007 Equity Incentive Plan. No shares of preferred stock were outstanding as of September 30, 2007. Unless otherwise indicated, the address of each executive officer and director is c/o BancTec, Inc., 2701 East Grauwyler Road, Irving, Texas, 75061.

	Common Stock
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Class
Paulson & Co.(1) Putnam Investment Funds—Putnam VT Small Cap Value 590 Madison Avenue New York, NY 10022	4,500,000	9.6%
Citadel Equity Fund, Ltd.(2) 153 E 53rd Street 45th Floor New York, NY 10022	3,750,000	8.0%
Cheyne Special Situations Fund LP(3) Sturnoway House 13 Cleveland Row London SW1A 1DH England	3,250,000	6.9%
CR Intrinsic Investments LLC(4) Box 174 Mitchell House, The Valley Anguilla, BWI	2,500,000	5.3%
J. Coley Clark	136,000	*
Felipe F. Atela
R. Randolph Devening
Gary J. Fernandes
John R. Harris
Jeffrey D. Cushman	60,000	*
Michael D. Peplow	60,000	*
Michael D. Fallin	60,000	*
Brendan P. Keegan	60,000	*
All executive officers and directors as a group (11 persons)

*
Less than one percent.

(1)
Stuart Merzer is the Chief Compliance Officer of Paulson & Co., and has the power to vote and to dispose or direct the vote and disposition of the reported shares.

(2)
Kenneth C. Griffin is the Chief Executive Officer of Citadel Investment Group, L.L.C., which controls Citadel Limited Partnership, which is the trading manager of Citadel Equity Fund, Ltd., and has the power to vote and to dispose or direct the vote and disposition of the reported shares.

(3)
John Jeywood is the Portfolio Manager of Cheyne Special Situations Fund LP, and has the power to vote and to dispose or direct the vote and disposition of the reported shares.

(4)
Stephen A. Cohen of CR Intrinsic Investments LLC has the power to vote and to dispose or direct the vote and disposition of the reported shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

        WCAS, our former majority stockholder, is the majority stockholder of Headstrong Corp., who in turn owns 100% of Metamor, Inc., a company that provides ERP consulting services. We paid Metamor approximately $8.5 million in fiscal year 2006 as consulting fees for ERP software implementation. This agreement is similar to consulting agreements we enter into from time to time with other providers of consulting services. We believe the terms are no less favorable to us than what are offered by Metamor to other large customers. The board of directors has approved this arrangement.

        Following the closing of our private equity placement of common stock in June 2007, we used approximately $113.5 million of the proceeds from such placement to prepay our Sponsor Note held by WCAS, plus accrued interest through June 30, 2007 and used approximately $90.8 million to redeem all of our outstanding capital stock held by WCAS. We paid $10.4 million in interest on the Sponsor Note in 2006.

        All contracts are reviewed by the Company's legal department prior to execution by any officer able to sign such contract. All contracts must be signed by a Senior Vice-President of the Company. Additionally, at the time of these related party transactions, the Company had in effect a written Conflicts of Interest & Ethics Policy addressing approval and ratification of related party transactions. Such policy applies to all employees, officers and directors of the Company, as well as suppliers and contractors with whom the Company does business, and prohibits participation by such individuals in any financial transaction in which the individual has an interest in conflict with the interests of the Company. The Company's corporate ethics committee is responsible for reviewing any financial interest or outside relationship which may involve a conflict of interest.

Related Persons Transaction Policy

        In connection with this offering by the selling stockholders, we have adopted a written Related Person Transaction Policy in order to address the reporting, review and approval or ratification of transactions with related persons. Our Related Person Transaction Policy provides that our audit committee will primarily review each related party transaction.

        The types of transactions covered by our Related Person Transaction Policy are those in which both the Company and a related person participate, with such related person having a material, direct interest in the transaction at issue. Examples generally include sales, purchase or other transfers or real or personal property, use of property and equipment by lease or otherwise, services received or furnished and the borrowing and lending of funds.

        Our directors, nominees for election as a director and executive officers who intend to enter into a related person transaction are required under our Related Person Transaction Policy to disclose all material facts with respect to the transaction to our audit committee. If one of our officers or employees intend to enter into any related person transaction, that person is required to disclose all material facts with respect to the transaction to his or her supervisor, who will report such information to our audit committee.

        Our audit committee has authority (i) to determine categories of transactions that are immaterial and not required to be reported to, reviewed by or approved or ratified and (ii) to approve in advance categories of transactions that need not be reported or approved individually but instead will be reported and reviewed collectively on a periodic basis.

        If we have a related person transaction that requires audit committee approval in accordance with the policies set forth in our Related Person Transaction Policy, we will seek that approval before we enter into the transaction. If we, in error, enter into a related party transaction that requires pre-approval by our audit committee, the transaction will be presented to our audit committee for its review upon discovery of such error and our audit committee will then make a recommendation to our board of directors whether rescission or any modification of the transaction is appropriate.

        In determining whether to approve or ratify a related person transaction, our audit committee will consider whether the transaction is in the Company's best interests, by considering the following items, among others:

  •
  the related person's relationship to the Company;

  •
  the materiality of the transaction to the related person and the Company, including the dollar value of the transaction;

  •
  the business purpose for the transaction;

  •
  whether the transaction is comparable to a transaction that could be available on an arms-length basis;

  •
  whether the transaction is in the ordinary course of the Company's business; and

  •
  the effect of the transaction on the Company's business and operations.

DESCRIPTION OF CAPITAL STOCK

        Our amended and restated certificate of incorporation, which we refer to as our certificate of incorporation, provides for the authority to issue an aggregate of 110,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, par value $0.01 per share and 10,000,000 shares of preferred stock, par value $0.01 per share.

        Selected provisions of our organizational documents are summarized below. Copies of our organizational documents will be provided upon request. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a stockholder.

Common Stock

        As of the date of this prospectus, we have a total of 47,041,000 shares of common stock outstanding held of record by 8 stockholders, and we have approximately 296 beneficial owners of our common stock. The number of shares of common stock outstanding does not include options to purchase 3,285,000 shares granted to management and certain employees pursuant to our 2007 Equity Incentive Plan. Except as set forth in our certificate of incorporation, all holders of shares of common stock shall be entitled to the same rights and privileges.

Voting rights

        Each holder of common stock shall be entitled to one vote per share. The holders of common stock and any other class of capital stock which has a right to vote shall elect our directors. Our certificate of incorporation and bylaws require super-majority (66 2/3%) voting to effect amendments to the board classification, board size and prohibition on cumulative voting provisions contained in our certificate of incorporation or bylaws.

Dividends

        Any dividends declared by our board of directors on our common stock will be payable ratably out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any.

Liquidation

        Upon any liquidation, dissolution or winding up of our business, whether voluntary or involuntary, the holders of common stock, according to the number of shares of common stock then outstanding, shall be entitled to share ratably in all assets available for distribution to stockholders.

Fully paid

        All of our outstanding shares of common stock are fully paid and nonassessable.

Other Rights

        Holders of our common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities.

Preferred Stock

        Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of that series, which may be superior to those of the common stock, without further vote or action by the stockholders. There are currently no shares of preferred stock outstanding.

        The issuance of shares of the preferred stock by our board of directors as described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights, and may be convertible into shares of common stock.

Liability and Indemnification of Officers and Directors

        Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except that a director will be personally liable under the Delaware General Corporation Law:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law relating to unlawful stock repurchases, redemptions or dividends; or

  •
  for any transaction from which the director derives an improper personal benefit.

        These provisions do not limit or eliminate our rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

        Our certificate of incorporation and bylaws also provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and also provide that we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions. We may also indemnify employees and others and advance expenses to them in connection with legal proceedings.

        We have obtained directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on any breaches of duty, negligence, or other wrongful acts, including violations of securities laws, unless such a violation is based on any deliberate fraudulent act or omission or any willful violation of any statute or regulation.

        We have entered into separate indemnification agreements with our directors and officers that provide them with indemnification rights. These indemnification agreements require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers of the Company if they acted in good faith and in a manner they reasonably believed in the best interest of the Company. Exceptions to our duty to indemnify the officers and directors include, among others, liability arising from acts or omissions (i) in the event of claims initiated or voluntarily brought by the officer or director, not by way of defense; (ii) regarding enforcement of the indemnification agreement, if not taken in good faith; (iii) resulting in claims which have been paid or are required to be paid by an insurance carrier under an insurance policy which we maintain; (iv) related to the purchase and sale by the officer or director of securities in violation of Section 16(b) of the Exchange Act; or (v) from which an officer or director may not be relieved of liability under Section 107(b)(7) of the Delaware General Corporation Law. Additionally, we have agreed to indemnify the officers and directors against court determined expenses even if an officer or director is adjudged to be liable to us, if such indemnification is not prohibited by applicable law. Furthermore, our officers or directors are entitled to receive advance amounts for expenses they incur in connection with claims or actions against them unless, except in certain situations, the expenses incurred are in connection with a criminal proceeding alleging a scheme to commit fraud; provided, however, that any amounts advanced must be repaid if it is determined that the officers or directors are not entitled to indemnification against expenses.

        Insofar as indemnification of directors or officers for liabilities arising under the Securities Act may be permitted pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        These provisions may have the practical effect in certain cases of eliminating the ability of our stockholders to collect monetary damages from our directors and officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws

        Our certificate of incorporation, bylaws and the Delaware General Corporation Law contain certain provisions that could discourage potential takeover attempts and make it more difficult for our stockholders to change management or receive a premium for their shares.

Delaware Anti-Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, this section prevents certain Delaware companies under certain circumstances from engaging in a "business combination" with (a) a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an "interested stockholder"), (b) an affiliate of an interested stockholder, or (c) associate of an interested stockholder, for three years following the date that the stockholder became an "interested stockholder." A "business combination" includes a merger or sale of 10% or more of our assets.

Charter and Bylaw Provisions

        Authorized but unissued shares.    The authorized but unissued shares of our common stock and preferred stock are available for future issues without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings or private placements to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy context, tender offer, merger or otherwise. Undesignated preferred stock may also be used in connection with a stockholder rights plan, although we have no present intention to adopt such a plan.

        Staggered Board; Removal of Directors.    Our certificate of incorporation and our bylaws divide our board of directors into three classes with staggered three-year terms. In addition, a director may be removed only for cause and only by the affirmative vote of at least a majority of the whole board or the holders of at least 66 2/3% of the voting power of our outstanding common stock. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Company.

        No cumulative voting.    The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors or any other matter brought to a vote of our stockholders unless our certificate of incorporation provides otherwise. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Our certificate of incorporation does not provide for cumulative voting.

        Advance Notice Requirements for Stockholder Proposals.    Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

        Stockholder Action by Written Consent; Special Meetings.    Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

        Amendment of Certificate of Incorporation and Bylaws.    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation and bylaws require super-majority (66 2/3%) voting to effect amendments to the board classification, board size and prohibition on cumulative voting provisions contained in our certificate of incorporation or bylaws.

Transfer Agent and Registrar

        Our transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to the date of this prospectus, there has been no public market for our common stock. The sale of a substantial amount of our common stock in the public market or the perception that such sales may occur could adversely affect the prevailing market price of our common stock. Furthermore, because substantially all of our shares of common stock are registered for resale by our selling stockholders under this prospectus, the sale of a substantial amount of common stock in the public market in the future by these selling stockholders could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

        We have 47,041,000 shares of common stock outstanding, as of September 30, 2007. Of those shares, all 46,575,000 shares of our common stock sold under this prospectus will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement. The shares of common stock held by our employees are "restricted securities" as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market by our employees only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 144(k) under the Securities Act. These rules are summarized below.

Rule 144

        In general, under Rule 144 as currently in effect, if we have been a public reporting company under Section 12 of the Exchange Act for at least 90 days, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner other than an affiliate, and who files a Form 144 with respect to such sale, will be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of:

  •
  1.0% of the then outstanding shares of our common stock, or approximately 470,410 shares as of the date of this prospectus; or

  •
  the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed on Form 144.

        Sales under Rule 144 are also subject to restrictions relating to the manner of sale, notice requirements and the availability of current public information about us.

Rule 144(k)

        A person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell these shares of our common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

Stock Issued Under 2007 Equity Incentive Plan

        We intend to file a registration statement on Form S-8 under the Securities Act to register approximately 3,756,000 shares of common stock issuable under our 2007 Equity Incentive Plan. As of July 15, 2007, we have issued 3,285,000 options to purchase our common stock and 466,000 shares of our restricted stock to our employees and executive officers. Such registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of stock options or restricted stock after the effective date of the Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates. Under Rule 701 under the Securities Act, as currently in effect, each of our employees, officers, directors, and consultants who purchased or received shares pursuant to a written compensatory plan or contract is eligible to resell these shares 90 days after the effective date of this prospectus in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation, or notice provisions of Rule 144.

Lock-Up Agreements

        In connection with our private equity placement, effective June 27, 2007 (the "Private Placement Effective Date"), we have agreed that for a period beginning on the date of this prospectus and ending on the date that is 60 days after the date our resale registration statement is declared effective, except as otherwise provided below, we will not, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., or FBR:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or file any registration statement under the Securities Act with respect to any of the foregoing; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

        The prior sentence will not apply to: (a) the registration and sale of shares of our common stock under the registration rights agreement; (b) any shares of our common stock issued by us upon the exercise of an option outstanding on the date of this prospectus and referred to in this prospectus; (c) such issuances of options under our stock option and incentive plans described in this prospectus; or (d) the issuance of shares of our common stock in connection with acquisitions or other business combinations, provided that the recipients of any such shares issued in accordance with this clause are bound by the foregoing restrictions.

        For a period beginning on the Private Placement Effective Date and ending on the date that is 180 days after the date the resale registration statement is declared effective, except as otherwise provided below, our executive officers and certain of our directors have agreed, without the prior written consent of FBR, not to:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

        Notwithstanding the prior sentence, subject to applicable securities laws and the restrictions contained in our charter, such executive officers and directors may transfer our securities: (a) pursuant to the exercise and issuance of options; (b) as a bona fide gift or gifts, provided that the donees agree to be bound by the same restrictions; (c) to any trust for the direct or indirect benefit of the stockholder or the immediate family of the stockholder, provided that the trustee agrees to be bound by the same restrictions; (d) as a distribution to its beneficial owners, provided that such beneficial owners agree to be bound by the same restrictions; (e) as collateral for any bona fide loan, provided that the lender agrees to be bound by the same restrictions; (f) with respect to sales of securities acquired in the open market.

        In addition, upon an initial public offering by us, the holders of our common stock that are beneficiaries of the registration rights agreement described below and who elect to include their shares of our common stock in the initial public offering will not be able to sell any remaining shares not included in the initial public offering during such periods as reasonably requested by the underwriters (but in no event for a period longer than 30 days prior to and 180 days following the effective date of the registration statement filed in connection with the initial public offering). The holders of our common stock that are beneficiaries of the registration rights agreement but who elect not to include their shares of our common stock in the initial public offering will not be able to sell their shares for a period of up to 60 days following the effective date of the registration statement filed in connection with the initial public offering.

Registration Rights

        In connection with our June 2007 private equity placement, we entered into a registration rights agreement with FBR, the initial purchaser and sole placement agent.

        Pursuant to the registration rights agreement, we agreed, at our expense, to use our reasonable best efforts to file with the SEC no later than August 13, 2007, a shelf registration statement registering for resale the shares of our common stock sold in the private equity placement, plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock split or otherwise.

        Under the registration rights agreement, to the extent we chose to file a registration statement for an initial public offering of our common stock, all holders of our common stock sold in the private equity placement and each of their respective direct and indirect transferees may elect to participate in the registration in order to resell their shares, subject to compliance with the registration rights agreement, cutback rights on the part of the underwriters and other conditions and limitations which may be imposed by the underwriters.

        Under the registration rights agreement, the holders of our common stock that are beneficiaries of the registration rights agreement and who elect to include their shares of our common stock for resale in this offering will not be able to sell any shares of our common stock not included in this offering during such periods as reasonably requested by the underwriters (but in no event for a period longer than 30 days prior to and 180 days following the effective date of the registration statement (of which this prospectus is a part)). Except as to shares included for resale in this offering, the holders of our common stock that are beneficiaries under the registration rights agreement may not directly or indirectly sell, offer to sell, grant any option or otherwise dispose of any shares of our common stock (or securities convertible into such shares) for a period of up to 60 days following the effective date of the registration statement (of which this prospectus is a part).

        The preceding summary of certain provisions of the registration rights agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to all of the provisions of such registration rights agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

        TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER U.S. FEDERAL, STATE OR LOCAL TAX LAWS; (B) SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

        The following is a summary of certain material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by persons that are non-U.S. holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Code and regulations, rulings, and decisions thereunder now in effect, all of which are subject to change or differing interpretations, possibly on a retroactive basis. This summary deals only with non-U.S. holders that will hold our common stock as "capital assets" (generally, property held for investment) and does not address tax considerations applicable to investors that may be subject to special tax rules. If a partnership holds the common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holding our common stock, you should consult your tax advisor. Moreover, this summary does not discuss alternative minimum tax consequences, if any, or any state, local or foreign tax consequences to holders of the common stock. INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

        As used in this discussion, a "non-U.S. holder" is a beneficial owner of common stock that for U.S. federal income tax purposes is a:

  •
  non-resident alien individual, other than certain former citizens and residents of the U.S. subject to U.S. federal income tax as expatriates;

  •
  foreign corporation; or

  •
  foreign estate or trust.

A "non-U.S. holder" does not include an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and is not otherwise a resident of the U.S. for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership, sale, exchange or other disposition of common stock.

Dividends

        We do not expect to declare or pay any dividends on our common stock in the foreseeable future. However, if we do pay a dividend, any dividend paid to a non-U.S. holder of common stock ordinarily will be subject to withholding of U.S. federal income tax at a rate of 30% or such lower rate as may be specified under an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with an Internal Revenue Service ("IRS") Form W-8BEN or other appropriate version of Form W-8 certifying eligibility for the reduced rate.

        Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the U.S. (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) generally will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as described under the Code. In order to obtain this exemption from withholding tax, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying eligibility for such exemption. Dividends received by a corporate non-U.S. holder that are effectively connected with a trade or business conducted by such corporate non-U.S. holder in the U.S. may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on a disposition of our common stock, unless (a) the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the U.S. (and, in the case of an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.), in which case the non-U.S. holder will be subject to U.S. federal income tax on any gain realized upon the disposition on a net income basis, in the same manner as if the non-U.S. holder were a U.S. person as described under the Code (furthermore, the branch profits tax discussed above also may apply if the non-U.S. holder is a corporation) or (b) we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder's holding period discussed below.

        We do not believe that we are or have been a U.S. real property holding corporation and we do not anticipate becoming a U.S. real property holding corporation. If we have been in the past or were to become a U.S. real property holding corporation at any time during the relevant period, then, provided that our common stock is considered to be "regularly traded on an established securities market," within the meaning of Section 897 of the Code and the applicable Treasury Regulations, at any time during the calendar year in which the sale or other disposition occurs, and the non-U.S. holder does not actually or constructively own, at any time during the five-year period ending on the date of the sale or other disposition, more than 5% of our common stock, gains realized upon a disposition of shares of our common stock generally would not be subject to U.S. federal income tax pursuant to clause (b) above. Our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered national securities exchange or any over-the-counter market and certain minimum trading volume requirements are met. If we are, or have been during the relevant period, a U.S. real property holding corporation, and our common stock is not considered to be "regularly traded on an established securities market," a non-U.S. holder will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as described under the Code and will be subject to withholding on the amount realized from a sale or disposition of our common stock at a 10% rate. Non-U.S. holders should consult their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of common stock.

U.S. Federal Estate Taxes

        Common stock owned or treated as being owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the U.S. at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. You may have to comply with certification procedures to establish that you are not a U.S. person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

SELLING STOCKHOLDERS

        This prospectus covers shares sold in our private placement of common stock on June 27, 2007. Some of the shares sold in the private equity placement were sold directly to "accredited investors" as defined by Rule 501(a) under the Securities Act pursuant to an exemption from registration provided in Regulation D, Rule 506 under Section 4(2) of the Securities Act. In addition, we sold shares to FBR, who acted as initial purchaser and sole placement agent in the offering. FBR sold the shares it purchased from us in transactions exempt from the registration requirements of the Securities Act to persons that it reasonably believed were "qualified institutional buyers," as defined by Rule 144A under the Securities Act or to non-U.S. persons pursuant to Regulation S under the Securities Act.

        Except as noted below, to our knowledge, none of the selling stockholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of shares described below.

        The following table sets forth information about the number of shares owned by each selling stockholder that may be offered from time to time under this prospectus. Certain selling stockholders may be deemed to be "underwriters" as defined in the Securities Act. Any profits realized by the selling stockholder may be deemed to be underwriting commissions.

        The table below has been prepared based upon the information furnished to us by the selling stockholders as of                        , 2007. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will amend and/or supplement this prospectus accordingly.

        We do not know when or in what amounts the selling stockholders will offer shares for sale. The selling stockholders may choose not to sell any or all of the shares offered by this prospectus. We cannot estimate the number of shares that will be sold in the offering or held by the selling stockholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders. The percentage of shares of common stock owned prior to and after the offering is based on the 47,041,000 shares of common stock outstanding as of September 30, 2007.

	Shares of Common Stock Owned Prior to the Offering			Shares of Common Stock Owned After the Offering
Name of Selling Stockholder			Number of Common Stock Being Offered
	Number	%		Number	%
Adam Naaman, MD Employee Profit Sharing Plan	5,600	*	5,600	0	*
Adelene K. Lipscomb Trust	4,900	*	4,900	0	*
Alice R. Hudspeth	12,000	*	12,000	0	*
Ann B. Wilson	4,000	*	4,000	0	*
Barnett L. Gershen	13,000	*	13,000	0	*
Barnett L. Gershen, IRA Rollover	4,300	*	4,300	0	*
Bear Stearns SEC Corp FBO J. Steven Emerson IRA R/O II	200,000	*	200,000	0	*
Bill Ham	27,000	*	27,000	0	*
Bill Ham, IRA Rollover	15,000	*	15,000	0	*
Brookstone L.P. ESP-FBO John D. Carson	5,500	*	5,500	0	*
Cedar Hill Capital Partners Offshore, Ltd.	644,275	1.38%	644,275	0	*
Cedar Hill Capital Partners Onshore, LP	637,225	1.37%	637,225	0	*
Charles O. Requadt and Julie K. Requadt	9,200	*	9,200	0	*

Cheyne Special Situations Fund LP	3,250,000	6.98%	3,250,000	0	*
Citadel Equity Fund, Ltd.	3,750,000	8.05%	3,750,000	0	*
CR Intrinsic Investors, LLC	2,500,000	5.37%	2,500,000	0	*
Dacoma Investments, Ltd.	4,900	*	4,900	0	*
Dale L. McCleary	7,000	*	7,000	0	*
David A. Todd	9,900	*	9,900	0	*
David and Marlene Spolane, TIC	6,400	*	6,400	0	*
Durga Gaviola	25,000	*	25,000	0	*
E. Holt Williams, IRA Rollover	3,900	*	3,900	0	*
Edward and Barbara Hansen Family Partnership LTD. #2	3,500	*	3,500	0	*
Emily L. Todd	12,000	*	12,000	0	*
Evan L. Julber	25,000	*	25,000	0	*
Financial Stocks Capital Partners IV L.P.	1,038,825	2.23%	1,038,825	0	*
First Security Bank Commingled Investment Fund for Qualified Employee Benefit Plans	200,000	*	200,000	0	*
Fountainhead Special Value Fund	62,000	*	62,000	0	*
Friedman, Billings, Ramsey & Co., Inc.	488,500	1.05%	488,500	0	*
Gerald Wayne Broesche and Brook Anne Broesche	9,800	*	9,800	0	*
Greg Kung	20,000	*	20,000	0	*
Hare & Co. F/B/O John Hancock Technology Fund	591,080	1.27%	591,080	0	*
Hare & Co. F/B/O John Hancock Technology Leaders Fund	8,920	*	8,920	0	*
Henderson Global Equity Multi Strategy Fund	236,680	*	236,680	0	*
Henderson North America Equity Multi Strategy Fund	59,760	*	59,760	0	*
HFR HE Soundpost Master Trust	74,300	*	74300	0	*
HJ Foster, IRA Rollover	11,000	*	11,000	0	*
J&S Black FLP	10,300	*	10,300	0	*
James E. Brasher and Nancy E. Wilkerson	6,400	*	6,400	0	*
James E. Brasher, IRA Rollover	3,700	*	3,700	0	*
John Black, IRA Rollover	6,000	*	6,000	0	*
John C. Middleton Jr.	4,000	*	4,000	0	*
Kevin J. Rainey	13,000	*	13,000	0	*
King Investment Advisors, Inc. Profit Sharing Plan	3,200	*	3,200	0	*
King Street Capital, L.P.	1,000,000	2.15%	1,000,000	0	*
King Street Capital, Ltd.	2,125,000	4.56%	2,125,000	0	*
Kleber V. Lispscomb Trust	3,500	*	3,500	0	*
Lehman Brothers Inc.	1,250,000	2.68%	1,250,000	0	*
Lucie W. Todd	16,000	*	16,000	0	*
Magnolia Charitable Trust	6,300	*	6,300	0	*
Martha Wood Finger	2,700	*	2,700	0	*

Mary LG Theroux Charitable Remainder Unitrust	10,000	*	10,000	0	*
Mary LG Theroux Revocable Living Trust	11,000	*	11,000	0	*
MatlinPatterson Distressed Opportunities Master Account L.P.	55,000	*	55,000	0	*
MKM Longboat Multi-Strategy Master Fund Ltd.	1,000,000	2.15%	1,000,000	0	*
Moab Partners, L.P.	25,000	*	25,000	0	*
Nesting Ltd. Partnership	3,700	*	3,700	0	*
Oneida Tribe of Indians	57,000	*	57,000	0	*
Paul E. Lawson and Patricia J. Lawson	3,700	*	3,700	0	*
Precept Capital Master Fund, GP	50,000	*	50,000	0	*
Rabke Family Trust	7,100	*	7,100	0	*
Rene Drouin and Julie Drouin, JTWROS	4,600	*	4,600	0	*
Robeco Investment Management, Inc.(1)	1,378,000	2.96%	1,378,000	0	*
Robert H. Dunlap Irrevocable Trust #101 DTD 04-02-1987	5,700	*	5,700	0	*
Roger E. King, Separate Property	12,500	*	12,500	0	*
Ronald Clarke and Gwendoline Clarke	3,200	*	3,200	0	*
Ryan C. McCleary	2,000	*	2,000	0	*
S.A.C. Capital Advisors, LLC	500,000	1.07%	500,000	0	*
Sandra S. Greenstone, Separate Property	7,700	*	7,700	0	*
Shirley P. Rabke	8,900	*	8,900	0	*
Soundpost Capital Offshore, Ltd	71,831	*	71,831	0	*
Soundpost Capital, LP	103,689	*	103,689	0	*
Stanley J. Palder	18,750	*	18,750	0	*
Stephanie S. Smith	5,600	*	5,600	0	*
Tempo Master Fund LP	2,030,000	4.36%	2,030,000	0	*
United Capital Management, Inc.	31,250	*	31,250	0	*
Wray & Todd Interests, Ltd.	47,500	*	47,500	0	*
Wylie R. Barrow, J. and Rosalind K. Barrow, JTWROS	3,600	*	3,600	0	*
All other holders of common stock being registered under this registration statement or future transferees, pledges, donees or successors of any such holder(2)	22,687,115	48.71%	22,687,115	—	—

TOTAL	23,887,885	51.29%	23,887,885	0

(1)
Robeco Investment Management, Inc. is the investment advisor with discretionary authority over shares of our common stock beneficially owned by 37 holders.

(2)
Only those selling stockholders specifically identified above may sell their shares pursuant to this prospectus. Information concerning other selling stockholders will be set forth in amendments to the registration statement of which this prospectus forms a part or in supplements to this prospectus from time to time, if and when required.

PLAN OF DISTRIBUTION

        We have applied to have our common stock approved for listing on The NASDAQ Capital Market under the symbol "BTEC". The selling stockholders may, from time to time, sell any or all of their respective shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The offering price per share listed on the cover page to this prospectus is an estimate, based solely upon the last reported sale price per share of shares of the Company's common stock effected through the PORTAL Market on August 30, 2007. This fixed price estimate is not an offer by the selling stockholders to sell shares of our common stock at such price. We will continue to use such estimate, however, until the registration statement of which this prospectus forms a part is declared effective and our shares are the subject of quotations on The NASDAQ Capital Market or other national securities exchange, market or trading facility, at which point the selling stockholders may sell shares of our common stock at fixed or negotiated prices. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  settlement of short sales entered into after the date of this prospectus;

  •
  agreements with broker-dealers to sell a specified number of such shares at a stipulated price per share;

  •
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  •
  a combination of any such methods of sale; or

  •
  any other method permitted pursuant to applicable law.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

        Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as a principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

        The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment or supplement to this prospectus under Rule 424(b), if required, or under other applicable provisions of the Securities Act and the rules and regulations promulgated thereunder, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

        The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, donees, or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment or supplement to this prospectus under Rule 424(b), if required, or under other applicable provisions of the Securities Act and the rules and regulations promulgated thereunder, amending the list of selling stockholders to include the transferee, donee or other successors in interest as selling stockholders under this prospectus.

        The selling stockholders, and any broker-dealers or agents that are involved in selling the shares of common stock, may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        We are required to pay all fees and expenses incident to the registration and distribution of the shares of common stock, other than underwriting discounts and commissions. We estimate these fees and expenses will be approximately $            .

        The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by the selling stockholders. If we are notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, we will, if required, file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

        The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

LEGAL MATTERS

        Weil, Gotshal & Manges LLP will pass upon the validity of the shares of our common stock offered under this prospectus.

EXPERTS

        The consolidated financial statements as of December 31, 2006 and 2005, and for each of the two years then ended, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements and financial statement schedule of the Company for the year ended 2004 have been included in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said Firm as experts in accounting and auditing.

BANCTEC, INC.

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of BancTec, Inc.
Irving, TX

        We have audited the accompanying consolidated balance sheets of BancTec, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' deficit, comprehensive income (loss), and cash flows for the years then ended. Our audit also included the financial statement schedule with respect to 2006 and 2005. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BancTec, Inc. and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule with respect to 2006 and 2005, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/  DELOITTE & TOUCHE LLP

Dallas, Texas
April 2, 2007
(August 8, 2007
with respect to
Footnotes K and S)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of BancTec, Inc.:

        We have audited the accompanying consolidated statements of operations, stockholders' deficit and comprehensive income, and cash flow of BancTec, Inc. and subsidiaries for the year ended December 31, 2004. In connection with our audit of the consolidated financial statements, we have also audited the accompanying Schedule II, Valuation and Qualifying Accounts ("Financial Statement Schedule") as of and for the year ended December 31, 2004. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flow of BancTec, Inc. and subsidiaries for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule as of and for the year ended December 31, 2004, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/  KPMG LLP

Dallas, Texas
March 31, 2005

BANCTEC, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2006	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,615	$18,540
Restricted cash	2,542	3,205
Accounts receivable, less allowance for doubtful accounts of $838 and $1,110 at December 31, 2006 and 2005, respectively	65,674	58,020
Inventories, net	23,792	19,807
Prepaid expenses	7,284	5,488
Other current assets	329	1,115

Total current assets	109,236	106,175
PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land	874	874
Field support spare parts	33,017	34,853
Systems and software	54,520	52,263
Machinery and equipment	22,376	21,094
Furniture, fixtures and other	10,597	9,573
Buildings	20,769	20,716
Construction in process	17,680	5,483

	159,833	144,856
Less accumulated depreciation and amortization	(119,639)	(114,932)

Property, plant and equipment, net	40,194	29,924
OTHER ASSETS:
Goodwill	42,121	41,973
Other intangible assets, less accumulated amortization of $1,160 and $297 at December 31, 2006 and 2005, respectively	4,711	5,018
Outsourcing contract costs, less accumulated amortization of $526 at December 31, 2006	3,963	—
Deferred income taxes	8,886	10,336
Other assets	3,486	3,788

Total other assets	63,167	61,115

TOTAL ASSETS	$212,597	$197,214

See notes to consolidated financial statements.

	December 31,
	2006	2005
LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
Current obligations under capital leases, financing arrangements and revolver	$32,843	$1,095
Trade accounts payable	19,727	19,870
Other accrued expenses and liabilities	29,252	31,293
Deferred revenue	19,199	21,505
Maintenance contract deposits	23,367	33,453
Income taxes payable	4,366	4,947

Total current liabilities	128,754	112,163
OTHER LIABILITIES:
Long-term debt and financing arrangements	201,841	199,063
Non-current maintenance contract deposits	3,577	11,466
Pension liability	23,355	22,719
Other liabilities	6,655	5,748

Total other liabilities	235,428	238,996

Total liabilities	364,182	351,159

COMMITMENTS AND CONTINGENCIES (Note M)
SERIES A PREFERRED STOCK—issued and outstanding, 100,667 shares at December 31, 2006 and 2005	18,040	18,040
STOCKHOLDERS' DEFICIT:
Cumulative preferred stock—authorized, 200,000 shares of $0.01 par value at December 31, 2006 and December 31, 2005
Series B convertible preferred stock—issued and outstanding, 35,520 shares at December 31, 2006 and 2005	13,520	13,520
Common stock—authorized, 21,800,000 shares of $0.01 par value at December 31, 2006 and 2005:
Common stock—issued and outstanding 17,003,838 shares at December 31, 2006 and 2005	170	170
Class A common stock—issued and outstanding 1,181,946 shares at December 31, 2006 and 2005	12	12
Subscription stock warrants	3,726	3,726
Additional paid-in capital	122,904	122,655
Accumulated deficit	(294,384)	(293,542)
Accumulated other comprehensive loss	(15,573)	(18,526)

Total stockholders' deficit	(169,625)	(171,985)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$212,597	$197,214

See notes to consolidated financial statements.

BANCTEC, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,
	2006	2005	2004
REVENUE
Equipment and software	$92,137	$80,871	$92,095
Software services	43,999	45,805	45,747
Maintenance and other services	243,343	218,222	222,884

	379,479	344,898	360,726
COST OF SALES
Equipment and software	59,521	53,969	65,571
Software services	19,205	21,017	24,577
Maintenance and other services	203,515	182,422	183,172

	282,241	257,408	273,320

Gross profit	97,238	87,490	87,406
OPERATING EXPENSES
Product development	7,275	8,823	7,768
Selling, general and administrative	66,046	65,112	63,830

	73,321	73,935	71,598

Income from operations	23,917	13,555	15,808
OTHER INCOME (EXPENSE):
Interest income	236	710	718
Interest expense	(20,326)	(19,166)	(19,098)
Sundry, net	116	(771)	(1,034)

	(19,974)	(19,227)	(19,414)

INCOME (LOSS) BEFORE INCOME TAXES	3,943	(5,672)	(3,606)
INCOME TAX EXPENSE	4,785	1,623	13,621

NET LOSS	(842)	(7,295)	(17,227)
PREFERRED STOCK DIVIDENDS AND ACCRETION OF DISCOUNT	—	—	(4,383)

NET LOSS APPLICABLE TO COMMON STOCK	$(842)	$(7,295)	$(21,610)

NET LOSS PER SHARE:
Basic and diluted	$(0.05)	$(0.40)	$(1.19)

WEIGHTED AVERAGE SHARES:
Basic and diluted	18,186	18,186	18,186

See notes to consolidated financial statements.

BANCTEC, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

(in thousands, except share data)

	Series B Preferred Stock	Common Stock	Class A Common Stock	Subscription Warrants	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2003	$—	$170	$12	$3,726	$127,038	$(269,020)	$(14,562)	$(152,636)
Series B Preferred Stock	10,609	—	—	—	—	—	—	10,609
Foreign currency translation adjustments	—	—	—	—	—	—	1,577	1,577
Net loss	—	—	—	—	—	(17,227)	—	(17,227)
Minimum pension liability, net of tax of $1,336	—	—	—	—	—	—	(554)	(554)
Series A preferred stock dividends	—	—	—	—	(1,359)	—	—	(1,359)
Series B preferred stock dividends	2,911	—	—	—	(2,911)	—	—	—
Accretion of discount	—	—	—	—	(113)	—	—	(113)

Balance at December 31, 2004	$13,520	$170	$12	$3,726	$122,655	$(286,247)	$(13,539)	$(159,703)
Foreign currency translation adjustments	—	—	—	—	—	—	(2,088)	(2,088)
Net loss	—	—	—	—	—	(7,295)	—	(7,295)
Minimum pension liability, net of tax of $1,243	—	—	—	—	—	—	(2,899)	(2,899)

Balance at December 31, 2005	$13,520	$170	$12	$3,726	$122,655	$(293,542)	$(18,526)	$(171,985)
Foreign currency translation adjustments	—	—	—	—	—	—	2,452	2,452
Net loss	—	—	—	—	—	(842)	—	(842)
Minimum pension liability, net of tax of $445	—	—	—	—	—	—	501	501
Stock-based compensation expense	—	—	—	—	249	—	—	249

Balance at December 31, 2006	$13,520	$170	$12	$3,726	$122,904	$(294,384)	$(15,573)	$(169,625)

See notes to consolidated financial statements.

BANCTEC, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Years Ended December 31,
	2006	2005	2004
Net loss	$(842)	$(7,295)	$(17,227)
Foreign currency translation adjustments	2,452	(2,088)	1,577
Decrease (Increase) to minimum pension liability, net of tax	501	(2,899)	(554)

Total comprehensive income (loss)	$2,111	$(12,282)	$(16,204)

See notes to consolidated financial statements.

BANCTEC, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(842)	$(7,295)	$(17,227)
Adjustments to reconcile to cash flows used in operations:
Depreciation and amortization	14,130	15,956	15,913
Recovery (provision) for doubtful accounts	981	146	(229)
Deferred income tax expense (benefit)	2,456	(2,324)	9,580
Loss on disposition of property, plant and equipment	447	1,976	978
Loss on sale of unconsolidated subsidiary	—	—	1,280
Interest paid in-kind	2,596	—	—
Other non-cash items	154	182	340
Changes in operating assets and liabilities:
Increase in accounts receivable	(5,431)	(14,283)	(6,350)
(Increase) decrease in inventories	(3,741)	2,268	85
(Increase) decrease in other assets	(203)	295	807
(Decrease) increase in trade accounts payable	(2,196)	5,729	1,357
Decrease in deferred revenue & maintenance contracts deposits	(20,692)	(18,265)	(13,055)
(Decrease) increase in other accrued expenses and liabilities	(4,536)	2,798	818

Cash flows used in operating activities	(16,877)	(12,817)	(5,703)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(19,145)	(14,499)	(6,751)
Proceeds from sale of property, plant and equipment	—	5,086	297
Decrease in restricted cash	663	851	15,522
Purchase of intangibles	(4,727)	(1,825)	—
Purchase of business, net of cash acquired	—	(3,610)	—
Proceeds from sale of unconsolidated subsidiary	—	—	2,955

Cash flows (used in) provided by investing activities	(23,209)	(13,997)	12,023

CASH FLOWS FROM FINANCING ACTIVITIES
Payments of current maturities of capital lease and financing obligations	(1,237)	(467)	(1,175)
Proceeds (payments) on short-term borrowings, net	31,532	(1)	1
Debt issuance costs	(200)	(70)	(50)

Cash flows provided by (used in) financing activities	30,095	(538)	(1,224)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	1,066	(1,539)	347

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(8,925)	(28,891)	5,443
CASH AND CASH EQUIVALENTS—BEGINNING OF YEAR	18,540	47,431	41,988

CASH AND CASH EQUIVALENTS—END OF YEAR	$9,615	$18,540	$47,431

SUPPLEMENTAL DISCLOSURES OF INFORMATION:
Cash paid during the period for:
Interest	$18,940	$19,170	$17,774

Taxes	$3,499	$1,596	$2,774

See notes to consolidated financial statements.

BANCTEC, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

        BancTec, Inc. ("BancTec" or the "Company"), a Delaware corporation, is a worldwide provider of comprehensive enterprise content management, image capture devices, infrastructure support services and payment processing solutions. The Company helps clients create business efficiencies through innovative technology and services by combining advanced web-enabled imaging and workflow technologies with both BancTec-manufactured equipment and third-party equipment. These solutions are subsequently maintained and supported by the Company's service operations. The Company is also a provider of personal computer maintenance services for major computer companies, government and corporate clients. See Note N for further discussion of the Company's business structure.

Principles of Consolidation

        The consolidated financial statements include the accounts of BancTec, Inc. and its wholly-owned subsidiaries. The Company accounts for investments in which it does not exercise control (generally ownership of 50% or less) under the equity method of accounting. During 2004, the Company sold 100% of its investments accounted for under the equity method. Inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

        The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities and the reported amounts of revenues, costs and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand and on deposit, including highly liquid investments with original maturities of three months or less. Restricted cash at December 31, 2006 and 2005 of $2.5 million and $3.2 million, respectively, represents cash in escrow from a client deposit.

Allowance for Doubtful Accounts

        The allowance for doubtful accounts is an estimate prepared by management based on evaluation of the collectibility of specific accounts and the overall condition of the receivable portfolios. The Company analyzes client credits, client concentrations, client credit-worthiness, current economic trends and changes in client payment terms, when evaluating the adequacy of the allowance for doubtful accounts. The allowance for doubtful accounts is reviewed periodically and adjustments are recorded as deemed necessary. During the quarter ended September 30, 2006, the Company updated the percentages used to calculate the allowance for doubtful accounts to reflect improved recent history of collections and client credits. This change in estimate was applied prospectively during the quarter and resulted in an immaterial impact to the Company's financial statements.

Inventories

        Inventories are valued at the lower of cost or market and include the cost of raw materials, labor, factory overhead, and purchased subassemblies. Cost is determined using the first-in, first-out and weighted average methods.

        From July 1, 2006 forward, parts purchased to support the repair operations of the ITSM business segment have been classified as inventory rather than field support spare parts ("spare parts"), which are categorized as fixed assets in the accompanying Consolidated Balance Sheets. The Company made the decision to reduce the number of items that were repaired by the Company. Parts are handled through the parts vendors using an advanced exchange program whereby BancTec is charged a portion of the cost of the part (72%) when the part is ordered. If the replaced part is not returned to the parts vendor, BancTec is charged the remaining portion of the full cost (28%). If the part received is defective or not the part that was ordered, if it is returned, there is no charge for the part. If the part received is the correct part, but it is not used and sent back to the vendor, BancTec is charged a restocking fee. Accordingly, it is unlikely that parts brought in through the advanced exchange program would remain in inventory for any period of time. The same would be true for the returned parts. As a result fewer parts fit the definition of a field support spare part. Parts on hand at June 30, 2006, will continue to be classified as field support spare parts until utilized, at which point they will be retired.

        At least quarterly, the Company evaluates the carrying amount of inventory based on the identification of excess and obsolete inventory. The Company's evaluation involves a multi-factor approach incorporating the stratification of inventory by time held and the stratification of inventory by risk category, among other factors. The approach incorporates both recent historical information and management estimates of trends. The Company's approach is intended to take into consideration potential excess and obsolescence caused by a decreasing installed base, engineering changes and end of manufacture. If any of the factors of the Company's estimate were to deteriorate, additional reserves may be required. The inventory reserve calculations are reviewed periodically and additional reserves are recorded as deemed necessary. Inventory reserves as of December 31, 2006 and 2005 were $14.7 million and $12.6 million, respectively.

Property, Plant, and Equipment

        Property, plant, and equipment are recorded at cost and are depreciated or amortized principally on a straight-line basis over the estimated useful lives of the related assets, as follows:

Field support spare parts	2 to 5 years
Systems and software	3 to 8 years
Machinery and equipment	5 to 7 years
Leasehold improvements	Lesser of 5 to 7 years or the life of the lease
Furniture and fixtures	5 to 7 years
Buildings	40 years

        Depreciation expense is reflected in both cost of sales and selling, general and administrative expense. Depreciation expense for the years ended December 31, 2006, 2005, and 2004 was $12.7 million, $15.7 million, and $15.9 million, respectively.

        Property, plant and equipment still under construction are classified on the accompanying Consolidated Balance Sheets as Construction in Process. The increase in Construction in Process during the year ended December 31, 2006 of $12.2 million is primarily a result of the capitalization of costs related to the implementation of new ERP software to be used by the Company. This new software is expected to be placed in service for internal use in the second quarter of 2007.

        In accordance with SOP 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalizes certain costs that are incurred to purchase or to create and implement internal-use computer software, which includes software coding, installation, testing and certain data conversion. These costs are capitalized only after technological feasibility has been established. Costs incurred to establish technological feasibility are charged to expense as incurred. Internal and external costs incurred in connection with development of upgrades or enhancements that result in additional functionality are also capitalized. Amortization of capitalized software development costs is determined separately for each software product. These capitalized costs are amortized on a straight-line basis over the estimated useful life of the software. Purchased software is capitalized and amortized over the estimated useful life of the software.

Impairment of Long-Lived Assets

        Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net operating cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company's investments in non-marketable equity securities are monitored for impairment and are written down to fair value with a change to earnings if a decline in fair value is judged to be other than temporary.

        During the second quarter of 2004, the Company recorded a write down of approximately $1.5 million to reflect the estimated fair value of $2.7 million in its investment in the stock of Servibanca S.A. (43.4% interest), which was accounted for as an equity investment. The sale of this stock, at a net sales price of $2.7 million was completed in August 2004. The impairment charge of $1.5 million is reflected in Sundry, net in the accompanying Consolidated Statements of Operations for the year ended December 31, 2004.

Goodwill and Other Intangible Assets

        The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". Goodwill is not amortized but rather is tested at least annually for impairment. The impairment test is based on fair value compared to the recorded value at a reporting unit level. Reporting units are defined as an operating segment or one level below. Valuation methods used in determining fair value include an analysis of the cash flows that the reporting units can be expected to generate in the future ("Income Approach") and the fair value of a reporting unit as compared to similar publicly traded companies ("Market Approach"). In preparing these valuations, management utilizes estimates to determine fair value of the reporting units. These estimates include future cash flows, growth rates, capital needs and projected margins, among other factors. Estimates utilized in future calculations could differ from estimates used in the current period. Future years' estimates that are unfavorable compared to current estimates could cause an impairment of goodwill. The Company performs the annual test for impairment as of December 31, each year. No impairment of goodwill has been deemed necessary for 2006 and 2005. Components of the Company's goodwill and other intangibles include amounts that are foreign currency denominated. These amounts are subject to translation at each balance sheet date. The Company records the change to its Accumulated Other Comprehensive Loss on the accompanying consolidated balance sheet.

        On November 15, 2005, the Company completed the acquisition of 100% of the common stock of SDS Applications Limited which included goodwill of $0.5 million and other intangibles of $3.0, both of which are foreign currency denominated (See Note D—Acquisitions).

        Goodwill previously classified as unallocated has been allocated to the reporting units as required by SFAS No. 142. The following is a summary of goodwill balances as of December 31, 2006 by reporting unit.

	U.S. Operations	SDS Applications, Ltd.	BancTec Canada	Total
		(in thousands)
Balance at January 1, 2006	$41,236	$497	$240	$41,973
Goodwill impairment	—	—	—	—
Additions in Fiscal 2006	—	79	—	79
Changes due to foreign currency translation	—	69	—	69

Balance at December 31, 2006	$41,236	$645	$240	$42,121

        Certain costs associated with contract acquisition and related direct and incremental costs are capitalized in accordance with SOP 81-1 and Technical Bulletin 90-1. Contract acquisition costs include direct incremental costs associated with contract negotiation, such as legal fees, and costs incurred to transform client processes and technology in direct support of implementing the contract terms and conditions. These costs are amortized on a pro-rata basis over the term of the contract.

        In the event indications exist that an outsourcing contract cost balance related to a particular contract may be impaired, undiscounted estimated cash flows of the contract are projected over its remaining term, and compared to the unamortized outsourcing contract cost balance. If the projected cash flows are not adequate to recover the unamortized cost balance, the balance would be adjusted to equal the contract's fair value in the period such a determination is made. The primary indicator used to determine when impairment testing should be performed is when a contract is materially underperforming, or is expected to materially under-perform in the future, as compared to the bid model that was developed as part of the original proposal process and subsequent annual budgets. No impairment of contract acquisition costs has been recorded for the year ended December 31, 2006.

        See Note F for a summary of other intangible assets.

Earnings Per Share

        Basic earnings per share ("EPS") is based only on the weighted average number of common shares outstanding, excluding any dilutive effect of options or other dilutive securities. Diluted earnings per share is based on the weighted average number of common shares and potentially dilutive common shares (dilutive stock options, warrants, convertible preferred stock and other dilutive securities outstanding during the year).

        For the years ended December 31, 2006, 2005 and 2004, basic and diluted EPS are the same amount as the Company was in a loss position and, accordingly, all potentially dilutive securities would be anti-dilutive. Such potentially dilutive securities include the Company's Series B Convertible Preferred Stock, subscription stock warrants and outstanding common stock options. Preferred Stock is excluded from the computation of basic earnings per share, as per guidance in EITF 03-6 Participating Securities and the Two-Class Method under FASB Statement No. 128, as such shareholders neither have to fund losses (with cash or otherwise) nor do we reduce their redemption amounts as a result of losses incurred by the Company.

        While the Company has two classes of Common Stock, a single presentation of EPS has been made in the accompanying Consolidated Statements of Operations, reflective of the parity of rights among the two classes.

Revenue Recognition

        The Company derives revenue primarily from three sources: (1) equipment and software sales—systems integration solutions which address complex data and paper—intensive work processes, including advanced web-enabled imaging and workflow technologies with both BancTec-manufactured equipment and third-party equipment, (2) software services—primarily software maintenance or PCS and other support and (3) maintenance and other services—consisting primarily of design, development and maintenance, all aspects of desktop outsourcing, including field engineering, as well as help desk and LAN/WAN network outsourcing.

        Revenue is realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the client, risk of loss has transferred to the client, and either client acceptance has been obtained, client acceptance provisions have lapsed, or the company has objective evidence that the criteria specified in the client acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.

        If a contract involves the provision of a single element, revenue is generally recognized when the product or service is provided and the amount earned is not contingent upon any future event. If the service is provided evenly during the contract term but service billings are irregular, revenue is recognized on a straight-line basis over the contract term. The company recognizes revenue on sales to resellers and distributors (herein referred to as "resellers") when the reseller has economic substance apart from the company, credit risk, title and risk of loss to the inventory, the fee to the company is not contingent upon resale or payment by the end user, the company has no further obligations related to bringing about resale or delivery and all other revenue recognition criteria have been met.

        The Company also enters into multiple-element arrangements, which may include any combination of hardware, software or services. If a contract involves the provision of multiple service elements, total estimated contract revenue is allocated to each element based on the relative fair value of each element. A multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met:

  •
  The delivered item(s) has value to the client on a stand-alone basis;

  •
  There is objective and reliable evidence of the fair value of the undelivered item(s); and

  •
  If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the company.

        If these criteria are not met, the arrangement is accounted for as one unit of accounting which would result in revenue being recognized on a straight-line basis or being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative fair value and revenue is then recognized for each element as described above for single-element contracts. There may be cases, however, in which there is objective and reliable evidence of fair value of the undelivered item(s) but no such evidence for the delivered item(s). In those cases, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total arrangement consideration less the aggregate fair value of the undelivered item(s).

Software and software elements (including equipment, installation and training)

        Consistent with SOP 97-2 Software Revenue Recognition, revenue from perpetual (one-time charge) license software is recognized at the inception of the license term if all revenue recognition criteria have been met. Revenue from maintenance, unspecified upgrades on a when-and-if-available basis and technical support is recognized over the period such items are delivered.

        In the case of software arrangements that require significant production, modification, or customization of software, or the license agreements require the Company to provide implementation services that are determined to be essential to other elements of the arrangement, the Company follows the guidance in SOP 81-1, "Accounting for Performance of Construction—Type and Certain Production—Type Contracts." If substantive client acceptance is required, revenue is recognized when proof of client acceptance has been received in accordance with the completed contract method. Percentage of completion is used when reasonably dependable estimates can be made, and revenue is recognized on a constant margin as contract milestones or other output based measures are achieved. Costs are deferred until contractual milestones or other output based or cost based measures are achieved. In the case of non-software arrangements, the Company applies EITF No. 00-21 where revenues related to arrangements with multiple elements are allocated to each element based on the element's relative fair value. Revenue allocated to separate elements is recognized for each element in accordance with the accounting policies described below. EITF No. 03-5 is applied in determining whether non-software elements are included with the software in applying SOP 97-2.

        The Company also enters into multiple-element arrangements, which typically include any combination of hardware, software, post contract customer support and services. In these transactions, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative vendor-specific objective evidence (VSOE) of fair value. There may be cases, however, in which there is VSOE of fair value of the undelivered item(s) but no such evidence for the delivered item(s). In these cases, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total arrangement consideration less the aggregate VSOE of fair value of the undelivered elements. VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately. The fair value of the post contract customer support is determined by grouping historical sales pricing of post contract customer support and determining a mean value. This mean value is compared to the value allocated to the initial software support services contract, VSOE is met if the allocated price is within 80% to 120% of the calculated mean value. If the post contract customer support renewal rate is expressed as a consistent percentage of the stipulated license fee, the contract renewal rate would be the VSOE of the fair value of the maintenance contract.

        The company recognizes revenue on delivered elements only if: (a) any undelivered products or services are not essential to the functionality of the delivered products or services, (b) the company has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (c) there is evidence of the fair value for each undelivered product or service, and (d) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized when the undelivered elements are delivered.

Non-software equipment

        The Company recognizes revenue from sales of non-software related equipment and supplies when risk of loss has transferred to the client and there are no unfulfilled company obligations or upon the client's final acceptance of the arrangement. Any costs of remaining obligations that are inconsequential or perfunctory are accrued when the corresponding revenue is recognized.

Postcontract client support

        Maintenance contracts are primarily one year in duration and the revenue generated is generally recognized ratably over the term of the contract.

Maintenance services not classified as postcontract client support

        The Company's services revenue is primarily billed based on contractual rates and terms, and the Company generally recognizes revenue as these services are performed which, in some cases, is ratably over the contract term. Certain clients advance funds prior to the performance of the services. The Company recognizes revenue related to these advances as services are performed over time or on a "per call" basis. Certain estimates are used in recognizing revenue on a "per call" basis related to breakdown rates, contract types, calls related to specific contract types, and contract periods. The Company uses its best judgment to relate calls to contracts. In addition, as actual breakdown experience rates are compared to estimates, such estimates may change over time and will result in adjustments to the amount of "per call" revenue.

Business process outsourcing

        The Company provides business process outsourcing services under contracts under a unit-price or fixed-price basis, which may extend up to 10 or more years. These contracts involve a single-service element and revenue is generally recognized when the Company performs the services or processes transactions in accordance with contractual performance standards. Revenues from unit-priced contracts are recognized as transactions are processed based on objective measures of output. Revenues from fixed-price contracts are recognized on a straight-line basis, unless revenues are earned and obligations are fulfilled in a different pattern. In some of these arrangements, the Company hires client employees and becomes responsible for certain client obligations. The Company continuously reviews and reassesses the estimates of contract profitability. Circumstances that potentially affect profitability over the life of the contract include decreases in volumes of transactions or other inputs/outputs on which the Company is paid, failure to deliver agreed benefits, variances from planned internal/external costs to deliver the services, and other factors affecting revenues and costs.

        Costs related to delivering outsourcing services are expensed as incurred with the exception of certain set-up costs related to activities that enable the provision of contracted services to the client. Such activities include the relocation of transitioned employees, the migration of client systems or processes, and the exit of client facilities acquired upon entering into the client contract. Deferred contract costs, including set-up costs, are amortized on a straight-line basis over the remaining original contract term unless billing patterns indicate a more accelerated method is appropriate. The recoverability of deferred contract costs associated with a particular contract is analyzed on a periodic basis using the undiscounted estimated cash flows of the whole contract over its remaining contract term. Impairment losses are recorded if such undiscounted cash flows are insufficient to recover the carrying amount of contract assets. (See discussion of critical accounting policy for goodwill and other intangible assets.)

Research and Development

        Research and development costs are expensed as incurred. Research and development costs for the year ended December 31, 2006, 2005 and 2004 were $7.3 million, $8.8 million and $7.8 million, respectively.

Income Taxes

        The Company and its domestic subsidiaries file a consolidated U.S. Federal income tax return. The Company's foreign subsidiaries file separate income tax returns in the countries in which their operations are based.

        Income taxes are accounted for under the asset and liability method of SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. The Company records valuation allowances related to its deferred income tax assets when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency Translation

        Foreign assets and liabilities are translated using the exchange rate in effect at the balance sheet date, and results of operations are translated using an average rate for the period. Translation adjustments are accumulated and reported as a component of stockholders' deficit and comprehensive income (loss). Transaction gains and losses are included in results of operations in "Sundry, net". Foreign currency transaction (losses) gains for the years ended December 31, 2006, 2005, and 2004 were $(0.2) million, $(0.8) million, and $0.3 million, respectively. The Company does not currently hedge any of its net foreign currency exposure.

Accrued Vacation

        Prior to June 30, 2006, vacation was earned and accrued as the employee worked. A maximum of one week of unused vacation could be carried over to the subsequent year and any earned but unused vacation would be paid to the employee upon termination. Beginning June 30, 2006, the vacation policy was changed for U.S. employees to specify that vacation is provided as a company benefit, and is not earned and does not accrue. As a result, unused vacation is not payable upon termination, unless specifically provided for by state law. In addition, no unused vacation is eligible to be carried over to subsequent calendar years. As a result of this change in policy, the Company adjusted its vacation accrual to be equal to the unused vacation for employees in those states which require vacation be paid upon termination. Accrued vacation was $2.1 million and $3.2 million at December 31, 2006 and 2005, respectively. This change was applied prospectively during the quarter and resulted in an immaterial impact to the Company's financial statements.

Concentration of Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk for these instruments are limited due to the large number of clients comprising the Company's client base, and their dispersion across different geographic areas.

        The Company sells its products to clients under specified credit terms in the normal course of business. These clients' businesses can generally be classified as banking, personal computer manufacturers, financial services, insurance, healthcare, government agencies, utilities and telecommunications. During 2006, 2005, and 2004, the Company derived 19.5%, 15.5%, and 17.4%, respectively, of revenues from a single client, Dell. The loss of this revenue could have a material adverse effect on the Company. The revenue from this single source is entirely in the Information Technology and Service Management ("ITSM") business segment.

        The Company currently receives funds in advance for a significant portion of the Company's services prior to the performance of the services they relate to and management believes this mitigates the related credit risk. Due to the diversity of the Company's clients, management does not consider there to be a concentration of risk within any single business segment. However, general economic conditions that cause clients in such industries to reduce or delay their investments in products and solutions such as those offered by the Company could have a material adverse effect on the Company.

        The Company's hardware and systems solutions are assembled using various purchased components such as PC monitors, minicomputers, encoders, communications equipment and other electronic devices. Certain products are purchased from sole- source suppliers. The Company generally has contracts with these suppliers that are renewed periodically. The Company has not experienced, nor does it foresee any significant difficulty in obtaining necessary components or subassemblies; however, if the supply of certain components or subassemblies was interrupted without sufficient notice, the result could be an interruption of product deliveries.

Fair Value of Financial Instruments

        The following estimated fair values of financial instruments have been determined by the Company using available market information and valuation methodologies:

        Cash and cash equivalents:    Carrying amount approximates fair value due to the short-term nature of the instruments.

        Short term borrowings:    Carrying amount approximates fair value due to the short-term nature of the instruments.

        Senior Notes:    The Company estimated fair value for 2006 based on an average value of recently completed market trades, resulting in a yield-to-maturity of approximately 13.08%. The number of actual trades is limited; therefore the result may vary if a widely-traded market environment existed.

        Sponsor Note:    The Company estimated fair value at December 31, 2006, using a yield-to-maturity of approximately 18.08%, based on a premium to the Senior notes discussed above.

        The estimated fair values of the Company's financial instruments at December 31 are as follows:

	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Cash and cash equivalents	$9,615	$9,615	$18,540	$18,540
Restricted cash	2,542	2,542	3,205	3,205
Senior Notes due 2008	93,975	87,162	93,975	66,924
Senior Subordinated Sponsor Note due 2009	107,223	89,102	103,848	61,170

Stock-Based Compensation

        Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, ("SFAS 123R") "Share-Based Payment," which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS No. 123R, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant).

        Prior to January 1, 2006, the Company accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to

Employees," and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure".

        The Company elected to adopt the modified prospective transition method as provided by SFAS No. 123R. Under this application, the Company is required to record compensation cost for all share-based payments granted after the date of adoption based on the grant date fair value estimated in accordance with the provisions of SFAS 123R and for the unvested portion of all share-based payments previously granted that remain outstanding which were based on the grant date fair value estimated in accordance with the original provisions of SFAS 123.

        Effective July 1, 2000, the Company adopted the 2000 Stock Plan (the Plan), which provides for the grant to employees of incentive options, non-qualified stock options, and restricted stock awards.

        Incentive Options.    During the years ended December 31, 2006 and 2005, the Company granted 462,500 and 640,000 incentive options, respectively. Under the Plan, incentive options are granted at a fixed exercise price not less than 100% of the fair market value of the shares of stock on the date of grant (or not less than 110% of the fair market value in certain circumstances). Options granted in 2004, 2005 and 2006 vest over a four-year period at 25% per year.

        Non-qualified stock options.    No non-qualified stock options were granted during the years ended December 31, 2006 and 2005 under the Plan. When granted under the Plan, non-qualified options are granted at a fixed exercise price equal to, more than, or less than 100% of the fair market value of the shares of stock on the date of grant.

        At December 30, 2005, with board of directors' approval, all stock options were repriced from a previous strike price of $9.25 to a strike price of $2.25. No other provisions of the stock options were modified.

	Incentive Shares	Non-qualified Shares	Weighted Average Exercise Price
Options outstanding—December 31, 2004	1,775,240	31,760	2.25
Granted	640,000	—	2.25
Forfeited	(71,500)	—	2.25
Exercised	—	—	—

Options outstanding—December 31, 2005	2,343,740	31,760	2.25
Granted	462,500	—	2.25
Forfeited	(127,000)	—	2.25
Exercised	—	—	—

Options outstanding—December 31, 2006	2,679,240	31,760	2.25

        Options and awards expire and terminate the earlier of 10 years from the date of grant or three months after the date the employee ceases to be employed by the Company. The weighted average remaining contractual life of the outstanding options is 7.64 years and 8.25 years at December 31, 2006 and 2005, respectively.

        At December 31, 2006, options to purchase 2,711,000 shares were outstanding, of which 1,027,150 were vested. All options outstanding have an exercise price of $2.25. No options have been exercised in 2006 or 2005.

        The following table presents the vested status of all options outstanding at December 31, 2006 and 2005:

	December 31, 2006	December 31, 2005
	(dollar amounts in thousands)
Total options outstanding	2,711,000	2,375,500
Vested options	1,027,150	560,975

Non-vested options	1,683,850	1,814,525

Compensation related to non-vested options	$571	$637

Weighted average period over which remaining compensation is to be recognized	1.98 years	2.60 years

        The number of options which vested in 2006 was 491,750 options, and these options have an average grant date fair value of between $0.42 and $0.44 per share.

        The Company had previously adopted the provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" through disclosure only. Under the intrinsic-value method, compensation expense is recorded only to the extent that the strike price is less than fair value on the measurement date. All options granted in 2004 and 2005 were issued at or above fair value, and therefore no stock-based compensation was recorded. In addition, at December 30, 2005, when the options were repriced, creating variable plan accounting, no stock-based compensation was recorded in accordance with APB 25, as the repriced options had no intrinsic value on the date of the change.

        The following table illustrates the effect on net loss as if compensation for the Company's stock option plans had been determined in conformance with SFAS No. 123 for the years ended December 31, 2005 and 2004:

	Years Ended December 31,
	2005	2004
	(in thousands)
Net loss applicable to common stock, as reported	$(7,295)	$(21,610)
Total stock-based employee compensation expense determined under fair-value-based method for all rewards, net of tax	(55)	(17)

Pro forma net loss	$(7,350)	$(21,627)

        The fair value of each stock-option grant under the stock option plans was estimated on the date of grant using the Black-Scholes option-pricing model. During 2005, the Company obtained an independent valuation of the fair value of each stock option grant on the date of grant using the lattice model and the Black-Scholes option-pricing model, both of which yielded approximately the same result. As a result, the Company has revised the compensation expense for all years as determined under SFAS No. 123 in the pro forma table above using the Black-Scholes option-pricing model.

        The following table presents share-based compensation expense for continuing operations included in the accompanying Consolidated Statements of Operations for the year ended December 31, 2006 (in thousands):

Year Ended December 31, 2006
Share-based compensation expense recorded as selling, general and administrative, net of tax benefit of $0	$249

        The current and revised fair value of each stock-option grant was estimated with the following weighted-average assumptions and results:

	Years Ended December 31,
Weighted Average
	2006	2005	2004
Risk free interest rate	4.67%	4.7%	4.1%
Expected life	10 years	10 years	10 years
Expected volatility	40.0%	40.0%	40.0%
Fair value of options granted	$0.44	$0.42	$0.12

NEW ACCOUNTING PRONOUNCEMENTS

        In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48 on the consolidated financial statements, but believes there will be no material impact when adopted.

        In September 2006, the FASB issued SFAS 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective as of the beginning of fiscal year 2008. The Company is currently evaluating the impact of adopting SFAS 157 on the consolidated financial statements.

        In September 2006, the FASB issued SFAS 158, Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans—an Amendment of FASB Statements No. 87, 88, 106 and 132(R) ("SFAS 158"), which requires that the Company recognize the over-funded or under-funded status of the Company's defined benefit post-retirement plans as an asset or liability in the Company's 2006 year-end balance sheet, with changes in the funded status recognized through comprehensive income in the year in which they occur. The funded status is measured by the difference between plan assets at fair value and the projected benefit obligation in its statement of financial position. The Company uses a December 31 measurement date for this plan. The Company adopted SFAS 158 in the Consolidated Financial Statements, with no material impact when adopted.

Reclassification

        Certain amounts have been reclassified from the prior years to conform to the current year presentation. The accompanying Consolidated Statements of Operations reflect reclassifications in 2004 to conform to the 2005 and 2006 presentation related to the allocation by the Company of overhead costs between selling, general and administrative expense and cost of sales.

NOTE B—SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING TRANSACTIONS

        The accompanying Consolidated Statements of Cash Flows include the following non-cash investing and financing transactions:

	Years Ended December 31,
	2006	2005	2004
	(in thousands)
Capital lease obligation incurred for lease of computer hardware	$1,301	$1,179	$287
Inventory put in service as fixed assets	458	1,532	105
Financing obligation incurred for purchase of computer software	—	1,860	—
Purchases of fixed assets included in accounts payable at year end	1,614	—	—

NOTE C—RESTRUCTURING

        Restructuring.    As a part of the Company's focus on cost efficiency, management makes ongoing staff reductions as needed. Severance charges are included in the cost of sales, selling, general and administrative and product development expense line items in the accompanying consolidated Statements of operations. Consistent with the provision of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", severance liabilities are accrued when the amount of liability is determined and has been communicated to the employee.

        Changes to the Company's accrued severance liability, included in Other Accrued Expenses and Liabilities in the accompanying Consolidated Balance Sheets, during the years ended December 31, 2004, 2005 and 2006 are summarized as follows:

	U.S. Solutions	ITSM	International	Corp/Elims	Total
	(in thousands)
Balance at January 1, 2004	$466	$—	$56	$—	$522
Severance expense	1,310	949	393	829	3,481
Severance paid	(1,130)	(949)	(444)	(177)	(2,700)

Balance at December 31, 2004	$646	$—	$5	$652	$1,303
Severance expense	329	399	183	301	1,212
Severance paid	(759)	(399)	(121)	(813)	(2,092)

Balance at December 31, 2005	$216	$—	$67	$140	$423
Severance expense	557	890	127	111	1,685
Severance paid	(590)	(890)	(183)	(251)	(1,914)

Balance at December 31, 2006	$183	$—	$11	$—	$194

NOTE D—ACQUISITIONS

Purchase Combination

        On November 15, 2005, the Company completed the acquisition of 100% of the common stock of SDS Applications Limited for a net purchase price of $3.9 million plus a contingent payment of up to $0.4 million. This contingent payment has not been and is not currently recorded at December 31, 2006, as the liability is not yet probable, SDS Application Limited provides mortgage and trading software to the commercial market.

        The allocation of the net purchase price was as follows (in thousands):

	Value Assigned	Life in Years
Net working capital	$297	N/A
Property and equipment	115	1 to 5 years
Trade name and trademarks	485	Indefinite
Software	1,640	10 years
Maintenance agreements	408	15 years
Non-compete agreements	232	3 years
Client relationships	230	8 years
Goodwill	500	Indefinite

	$3,907

        These intangibles assets are foreign currency denominated. The amounts are subject to translation at each balance sheet date. The Company records the change to its Accumulated Other Comprehensive Loss on the accompanying Consolidated Balance Sheets.

        Intangible assets were allocated to the EMEA segment. Definite life intangible assets are being amortized to cost of product revenue over its estimated useful life. The consolidated financial statements include the operating results of SDS Applications Limited from the date of purchase. Pro forma results of operations have not been presented because the effect of this acquisition was not material.

Asset Purchase

        On July 29, 2005, the Company completed the acquisition of certain assets of a product manufacturing enterprise for a net purchase price of $2.4 million, consisting of $0.5 million in non-compete agreements and $1.9 million in property and equipment and other intangibles, primarily client lists.

NOTE E—INVENTORIES, NET

        Inventory consists of the following:

	December 31,
	2006	2005
	(in thousands)
Raw materials	$10,128	$9,503
Work-in-progress	4,656	3,305
Finished goods	23,724	19,550

	38,508	32,358
Less inventory reserves	(14,716)	(12,551)

Inventories, net	$23,792	$19,807

NOTE F—INTANGIBLE ASSETS

        A summary of amortizable intangible assets as of December 31, 2006 and 2005 is as follows:

	December 31, 2006
	Gross Carrying Value	Accumulated Amortization	Net
	(in thousands)
Outsourcing contract costs	$4,489	$526	$3,963
Client and other intangible assets	5,871	1,160	4,711
Total amortizable intangible assets	$10,360	$1,686	$8,674
	December 31, 2005
	Gross Carrying Value	Gross Carrying Value	Gross Carrying Value
	(in thousands)
Outsourcing contract costs	$—	$—	$—
Client and other intangible assets	5,315	297	5,018
Total amortizable intangible assets	$5,315	$297	$5,018

        Outsourcing contract costs consist of certain costs associated with contract acquisition and related direct and incremental costs and are capitalized in accordance with SOP 81-1 and Technical Bulletin 90-1. Contract acquisition costs include direct incremental costs associated with contract negotiation, such as legal fees, and costs incurred to transform client processes and technology in direct support of implementing the contract terms and conditions, such as labor and travel costs. These costs are amortized are amortized on a straight-line basis over the remaining original contract term unless billing patterns indicate a more accelerated method is appropriate.

        See "Note A—Goodwill and Other Intangible Assets" for additional discussion of the accounting policies for outsourcing contract costs.

        Amortization related to intangible assets was $1.7 million and $0.3 million for the years ended December 31, 2006 and 2005, respectively.

NOTE G—DEBT AND OTHER LIABILITIES

        Debt and other obligations consist of the following:

	December 31,
	2006	2005
	(in thousands)
Senior Notes, due 2008	$93,975	$93,975
Revolving credit facility	31,533	1
Senior Subordinated Sponsor Note due 2009 (unsecured)	107,223	103,848
Financing Arrangement	1,286	1,860

	234,017	199,684
Less: Current portion	32,176	621

	$201,841	$199,063

        Revolving Credit Facility.    The Company has a revolving credit facility (the "Revolver") provided by General Electric Capital Corporation, as successor-in-interest to Heller Financial, Inc. ("G.E."). Effective March 31, 2006, the Company and Heller entered into an amendment to the Revolver which extended the maturity date from May 30, 2006 to May 01, 2008. The committed amount is $40 million, with a letter-of-credit sub-limit of $10 million. On October 6, 2006, the Company and GE entered into an amendment to the Revolver which provides for a $5.0 million Term Loan to the Company and reduces the availability under the Revolver from $40 million to $35 million. In, addition, on March 22, 2007, the Company and Heller entered into an amendment to the Revolver which provides for an additional $10.0 million Term Loan to the Company, thus reducing the availability under the Revolver from $35.0 million to $25.0 million. The total potential availability under the Loan and Security agreement, however, remains at $40 million. On June 27, 2007, the Company entered into an amendment to the Revolving Credit Facility with GE which provided for a one-time pay-off of its outstanding term loans while keeping in effect a $15 million term loan commitment to the Company.

        The Revolver is secured by substantially all the assets of the Company, subject to the limitations on liens contained in the Company's existing Senior Notes. Funds availability under the Revolver is determined by a borrowing-base formula equal to a specified percentage of the value of the Company's eligible accounts receivable, inventory, owned real property, machinery and equipment and pledged cash. At December 31, 2006, the Company had $31.5 million outstanding under the Revolver and $0.4 million outstanding on letters-of-credit. The availability remaining under the Revolver that the Company can draw was $4.3 million at December 31, 2006. A commitment fee of 0.375% per annum on the unused portion of the Revolver is payable quarterly. The balance outstanding under the Revolver is classified in current obligations in the accompanying Consolidated Balance Sheets.

        The interest rate on borrowings under the Revolver is, at the Company's option, either (1) 0.25% over prime or (2) 1.75% over LIBOR. At December 31, 2006, the Company's weighted average rate on the Revolver was 7.58%.

        Under the Revolver, substantially all of the Company's domestic cash receipts (including proceeds from accounts receivable and asset sales) must be applied to repay the outstanding loans, which may be re-borrowed subject to availability in accordance with the borrowing base formula. The Revolver contains restrictions on the use of cash for dividend payments or non-scheduled principal payments on certain indebtedness. Restricted cash at December 31, 2006 and 2005 of $2.5 million and $3.2 million represents cash in escrow from a client deposit.

        The Revolver contains various representations, warranties and covenants, including financial covenants as to minimum fixed charge coverage ratio and minimum average borrowing availability. Effective March 31, 2006, the Company and GE amended the loan and security agreement to state that a covenant to maintain a specific fixed charge coverage ratio would apply only if the average daily availability for the three month period ending on the last day of the most recent calendar quarter is less than $15.0 million. The fixed charge coverage ratio test was triggered for the three months ended December 31, 2006. At December 31, 2006, the minimum fixed charge coverage ratio required under the Revolver was 0.9, compared to the actual fixed charge coverage ratio of 1.64. At December 31, 2006, the Company was in compliance with all covenants under the Revolver.

        Senior Notes.    The Company's Senior Notes (the "Senior Notes") accrue interest at a fixed 7.5% rate which is due and payable in semi-annual installments. The Senior Notes contain covenants placing limitations on the Company's ability to permit subsidiaries to incur certain debts, incur certain loans and liens, and engage in certain sale and leaseback transactions. At December 31, 2006 and 2005, the Company had $94.0 million outstanding on the Senior Notes.

        Senior Subordinated Unsecured Sponsor Note.    The Company's $160.0 million Sponsor Note bears interest at 10.0%, due and payable quarterly. The Sponsor Note is subordinate only upon bankruptcy or insolvency of the Company, or if upon maturity of the Senior Notes, the Senior Notes remain unpaid. The interest payments began September 30, 1999. The Sponsor Note matures on July 22, 2009.

        As provided under the agreement, the Sponsor Note holder, WCAS, elected to defer the quarterly payment for the quarter ended December 31, 2006 of $2.6 million plus the deferred financing fee of $0.8 million, which increased the principal amount of the Sponsor Note by $3.4 million. WCAS had previously elected to defer quarterly interest payments of $4.0 million for each of the June 2000 through September 2001 quarterly periods resulting in an increase in the principal amount of the Sponsor Note totaling $33.8 million. Such elections required the Company to incur a deferred financing fee of 30.0% of the amount of each interest payment deferred. The Company accounts for the additional financing fees as a change in the effective interest rate of the debt. WCAS may, at its election, defer each future quarterly payment under similar terms. At December 31, 2006 and 2005, the Company had $107.2 million and $103.8 outstanding on the Sponsor Note, respectively.

        Financing Arrangements.    During 2005, the Company entered into a financing arrangement for $1.8 million that pertained to computer software. At December 31, 2006, the Company had financing arrangement balances outstanding of $1.2 million, of which $0.6 million was classified as current and $0.6 million was classified as long-term. The balance outstanding under financing arrangements at December 31, 2005 was $1.8 million. This arrangement accrues interest at a fixed 8.0% rate. This arrangement is due in three annual installments which began January 2006.

        Equity Line of Credit.    Effective December 31, 2006, the Company and its majority shareholder, WCAS, entered into an arrangement whereby WCAS provided a commitment to purchase up to an additional $15.0 million of Series B Preferred stock for cash. No accounting recognition has been given to this right of BancTec to put its Series B Preferred stock, upon occurrence of certain events, to WCAS, primarily due to the parent/subsidiary nature of the arrangement. As of March 31, 2007, 53,333 shares of Series B Preferred stock had been purchased under this commitment for a total of $8.0 million.

        Capital Leases.    During 2004, the Company entered into a capital lease for $0.2 million that pertained to computer hardware. During 2005, the Company entered into an additional capital lease for $0.2 million that pertained to computer hardware. Amounts due under capital leases are recorded as liabilities. During 2006, the Company entered into a capital lease for $1.3 million that pertained to imaging equipment to be used in the Company's BPO operations. The Company's interest in assets acquired under capital leases is recorded as property and equipment on the Consolidated Balance Sheets. Assets under capital lease were $2.8 million and $1.6 million as of December 31, 2006 and 2005, respectively. Amortization of assets recorded under capital leases is included in depreciation expense. The current obligations under capital leases are classified in the Current Liabilities section of the accompanying Consolidated Balance Sheets and the non-current portion of capital leases are included in Other Liabilities.

        At December 31, 2006, the Company had capital lease balances outstanding of $1.8 million, of which $0.7 million was classified as current and $1.1 million was classified as long-term. At December 31, 2005, the Company had capital lease balances outstanding of $1.3 million.

        The Company had no outstanding foreign-credit balances as of December 31, 2006.

        As of December 31, 2006 the future maturities of debt are as follows:

Year	Amount
(in thousands)
2007	$32,129
2008	94,618
2009	107,223
2010	—
2011	—
Thereafter	—

$233,970

        The Company paid cash totaling $18.9 million, $19.2 million, and $17.8 million, for interest during the twelve months ended December 31, 2006, 2005, and 2004, respectively. During the years ended December 31, 2006, 2005 and 2004, the Company capitalized no interest costs.

NOTE H—REDEEMABLE PREFERRED STOCK

SERIES A PREFERRED STOCK

        In September 2000, the Company issued 100,000 shares of $0.01 par value Series A Preferred Stock to WCAS, its primary owners in exchange for $15.0 million in cash. The aggregate liquidation preference/redemption value was $15.0 million, plus accumulated and unpaid dividends of $5.161 million at December 31, 2006. The Company had the right to redeem the Series A Preferred Stock at any time by paying for each share the "stated value" per share, which was $150 per share at the time of redemption. In addition, upon the occurrence of certain events, as defined, and upon the approval of a majority of the holders of the Series A Preferred Stock, the Company was required to redeem the shares. Due to the redemption rights at the option of the holder, the Series A Preferred Stock was classified as mezzanine equity. Each share of Series A Preferred Stock included a warrant to purchase between 2.5 and 7.75 shares of Common Stock at $0.01 per share. Common stock exercisable by such warrant totaled 750,000 shares at the time of redemption and could have been exercised at any time from the date of purchase.

        The allocation of proceeds from the September 2000 issuance of the Series A Preferred Stock was as follows:

Allocation of Proceeds
Series A Preferred Stock	$11,274,000.00
Subscription Stock Warrants	$3,726,000.00

Total Proceeds	$15,000,000.00

        On November 1, 2002, BancTec Intermediate Holding, Inc. contributed $100,000 to the Company in exchange for 667 shares of Series A Preferred Stock of the Company. These shares do not include warrants. The allocation of proceeds from the November 2002 issuance of Series A Preferred Stock was as follows:

Total Value received	$100,000.00
# of Preferred Shares	667
Stated Value per share	$150.00

        For the year ended December 31, 2004, accretion of the related discount and accrued but unpaid dividends totaled $1.7 million, having been accreted through March 31, 2004. At that time the Board of Directors approved an amendment to remove the mandatory redemption date of the Series A Preferred Stock. Accretion of discount ceased as of March 31, 2004. Effective January 1, 2005, the Series A Preferred Stock agreement was amended to eliminate the dividends payable on the Series A Preferred Stock. As a result, no dividends were accrued during the year ended December 31, 2005 and 2006. As of December 31, 2006, the carrying amount of the Series A Preferred Stock was $18.0 million and the stated value per share, including accumulated but unpaid dividends, was $201.32.

The Computation of Stated Value of the Series A Preferred Stock at December 31, 2004 and beyond is as follows:

Total of Value Received	$15,100,000.00
Total accumulated dividends	5,165,878.74

Total Value	$20,265,878.74
Number of Shares	100,667

Stated Value per share	$201.32

The Computation of Carrying Value of the Series A Preferred Stock at December 31, 2004 and beyond is as follows:

Total Allocated Value	$11,374,000.00
Total Discount Accretion	1,500,203.16
Total Accrued Dividends	5,165,878.74

Total value per Balance Sheet	$18,040,081.90

SERIES B PREFERRED STOCK

        In February 2001, the Company issued 35,520 shares of $0.01 par value Series B Preferred Stock to its primary owners, WCAS in exchange for $5.3 million in cash. The aggregate liquidation preference/redemption value at December 31, 2006 and 2005 is $13.5 million, including accumulated and unpaid dividends. The Company has the right to redeem the Series B Preferred Stock at any time by paying for each share the Stated Value per share as of the redemption date. Each share of Series B Preferred Stock is convertible into shares of Common Stock at any time. The number of shares of Common Stock is determined by multiplying the number of shares being converted by $150.00 and dividing the result by $8.325 per share. The conversion rate is subject to various adjustments (for anti-dilution). The Company is required to keep available approximately 640,000 common shares for issuance upon conversion of all outstanding shares of Series B Preferred Stock.

        For the year ended December 31, 2004, accrued but unpaid dividends totaled $2.9 million. Effective January 1, 2005, the Series B Preferred Stock agreement was amended to eliminate the dividends payable on the Series B Preferred Stock. As a result, no dividends were accrued during the year ended December 31, 2005 and 2006. As of December 31, 2006, the stated value per share of the Series B Preferred, including accumulated but unpaid dividends, was $380.63.

NOTE I—OTHER ACCRUED EXPENSES AND LIABILITIES

        Other accrued expenses and liabilities consist of the following:

	December 31,
	2006	2005
	(in thousands)
Salaries, wages and other compensation	$12,089	$11,903
Accrued taxes, other than income taxes	5,299	4,376
Accrued interest payable	860	3,200
Accrued invoices and costs	2,025	1,586
Other	8,979	10,228

	$29,252	$31,293

NOTE J—TAXES

        The income tax expense (benefit) on net (loss) income consists of the following:

	Years Ended December 31,
	2006	2005	2004
	(in thousands)
Current:
Federal	$(968)	$184	$(42)
State	(10)	(406)	153
Foreign	3,308	4,169	3,930

Total current	2,330	3,947	4,041

Deferred:
Federal	—	—	8,919
State	—	—	81
Foreign	2,455	(2,324)	580

Total deferred	2,455	(2,324)	9,580

	$4,785	$1,623	$13,621

        The difference between the income tax provision on net (loss) income computed at the statutory federal income tax rate and the financial statement provision for taxes is summarized as follows:

	Years Ended December 31,
	2006	2005	2004
	(in thousands)
Provision (benefit) at U.S. statutory rate of 35% for all periods	$1,380	$(1,985)	$(1,262)
Increase in tax expense resulting from:
Impact of foreign and Puerto Rico income tax rate	(685)	13	203
State income tax, net of federal income tax benefit	(491)	(333)	109
Change in valuation allowance	4,487	1,490	9,695
Permanent differences	1,165	2,577	4,669
Other, net	(1,071)	(139)	207

	$4,785	$1,623	$13,621

        The Company paid cash totaling $3.5 million, $1.6 million, and $2.8 million for income taxes during the years ended December 31, 2006, 2005 and 2004, respectively.

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2006 and 2005 are presented below:

	December 31,
	2006	2005
	(in thousands)
Gross deferred tax assets:
Net operating losses	$59,663	$56,687
AMT credit carry forwards	101	101
Inventory reserves	6,211	4,671
Receivable allowance	173	292
Intangible assets previously deducted	638	—
Deferred revenues	7,027	10,183
Deferred compensation	3,349	3,045
Foreign timing differences, net	8,792	9,059
Depreciation	3,683	3,761
Other	2,582	2,975

Total gross deferred tax asset	92,219	90,774

Gross deferred tax liability:
Intangible assets previously deducted	—	(506)

Total gross deferred tax liability	—	(506)
Deferred tax asset valuation reserve	(83,022)	(78,832)

Net deferred tax asset	$9,197	$11,436

        A valuation allowance has been provided to reduce the deferred tax assets to an amount management believes is more likely than not to be realized. Expected realization of deferred tax assets for which a valuation allowance has not been recognized is based upon the reversal of existing taxable temporary differences and taxable income expected to be generated in the future. The need for a valuation allowance on deferred tax assets is evaluated on a jurisdiction by jurisdiction bases. As a result, certain of the foreign subsidiaries deferred tax assets are not reserved with a valuation allowance due to their history of profitability.

        Components of the valuation allowance are as follows:

	Years Ended December 31,
	2006	2005	2004
	(in thousands)
Valuation allowance at beginning of year	$78,832	$76,184	$63,874
(Decrease) increase in valuation allowance	(596)	(2,602)	10,305
Tax deductible loss	5,144	5,187	1,612
Other	(358)	63	393

Valuation allowance at end of year	$83,022	$78,832	$76,184

        Company's effective tax rate was 121.4%, (28.6%), (377.7%) for the years ended December 31, 2006, 2005, and 2004, respectively.

        The Company's foreign and domestic net operating loss carry forwards of $165.0 million expire as follows: $5.5 million in 2007, $0.2 million in the period from 2014 through 2019, $134.9 million in the period from 2020 through 2027, and $24.4 million with no expiration.

        Components of net (loss) income before income tax expense (benefit) are as follows:

	Years Ended December 31,
	2006	2005	2004
	(in thousands)
United States	$(16,121)	$(20,400)	$(16,441)
Foreign	20,064	14,728	12,835

Net (loss) income	$3,943	$(5,672)	$(3,606)

        Undistributed earnings of foreign subsidiaries included in continuing operations were approximately $25.6 million, $17.0 million, and $17.7 million, at December 31, 2006, 2005 and 2004, respectively. No taxes have been provided on the undistributed earnings as they are considered to be permanently reinvested.

        In October 2004, the Jobs Creation Act was enacted. One of the provisions of this act provides a deduction for income from qualified domestic production activities ("qualified production income" or QPI). The deduction, which cannot exceed 50 percent of annual wages paid, is phased in as follows: 3 percent of QPI in 2005-2006, 6 percent in 2007-2009, and 9 percent in 2010 and thereafter. The Jobs Creation Act also provides for a two-year phase-out of the existing extra-territorial income exclusion (ETI) for foreign sales with a 20 percent phase-out in 2005, 40 percent in 2006 and 100 percent thereafter. The impact on the Company's tax rate of the new manufacturing deduction at a fully phased-in rate of 9 percent is not anticipated to have a material impact on the Company's financial statements.

        The Jobs Creation Act also creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and uncertainty remains as to how to interpret numerous provisions in the Jobs Creation Act. As of December 31, 2006, the Company does not plan to apply the 85 percent dividends received deduction for any repatriated accumulated income.

        As a matter of course, the Company is regularly examined by federal, state and foreign tax authorities. Although the results of these examinations are uncertain, based on currently available information, the Company believes that the ultimate outcome will not have a material adverse effect on the Company's financial statements

NOTE K—EMPLOYEE BENEFIT PLANS

U.S. 401(K) Plan

        The Company's Employees' Savings Plan allows substantially all full-time and part-time U.S. employees to make contributions defined by Section 401(k) of the Internal Revenue Code. Beginning January 1, 2006 the Company's 401(k) Plan changed to match 10% of the first 5% of the participants' qualifying total pre-tax contributions. No amounts were expensed under the plan for the years ended December 31, 2005 and 2004, as no matching contributions were made in these years. For the year ended December 31, 2006, the Company recorded expense of $0.2 million for matching contributions.

U.K. Pension Plan

        The Company's subsidiary in the United Kingdom provides pension benefits to retirees and eligible dependents. Employees eligible for participation include all full-time regular employees who are more than three years from retirement. A retirement pension or a lump-sum payment may be paid dependent upon length of service at the mandatory retirement age. The Company accrues the cost of these benefits over the service lives of the covered employees based on an actuarial calculation. The Company uses a December 31 measurement date for this plan.

        On September 29, 2006, SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" was issued. SFAS 158 required, among other things, the recognition of the funded status of each defined pension benefit plan on the balance sheet. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The initial impact of the standard due to unrecognized prior service costs or credits and net actuarial gains or losses as well as subsequent changes in the funded status is recognized as a component of accumulated comprehensive loss in shareholders' equity. Additional minimum pension liabilities (AML) and related intangible assets are also derecognized upon adoption of the new standard. SFAS 158 required initial application for fiscal years ending after December 15, 2006. The Company adopted SFAS 158 as of December 31, 2006, however, the Company previously accounted for their defined pension benefit plan in accordance with the provisions of SFAS 158, including the measurement date provisions. As a result, no impact was recognized in the AML as of December 31, 2006, due the impact of the initial adoption of SFAS 158. The disclosure requirements of SFAS 158 have also been adopted effective December 31, 2006.

	Years Ended December 31,
	2006	2005
Change in Benefit Obligation
Benefit obligation at beginning of year	$43,527	$35,784
Service cost	956	877
Interest cost	2,202	1,870
Plan participants' contributions	813	618
Actuarial loss	(1,789)	9,102
Amendments	—	—
Benefits paid	(290)	(377)
Foreign-exchange rate changes	6,125	(4,347)

Benefit Obligation at end of year	$51,544	$43,527

Change in Plan Assets
Fair value of plan assets at beginning of year	$20,808	$17,443
Actual return on plan assets	1,583	3,736
Employer contributions	2,145	1,482
Plan participants' contributions	813	618
Benefits paid	(290)	(377)
Foreign-exchange rate changes	3,134	(2,094)

Fair value of plan assets at end of year	$28,193	$20,808

Funded status at end of year	$(23,351)	(22,719)

Unrecognized actuarial loss		17,136

Net amount recognized		$(5,583)

Amounts recognized in accumulated other comprehensive loss consists of:
Net actuarial loss	$16,189
Prior service cost	—

Net amount recognized in accumulated other comprehensive loss	$16,189

Plans with underfunded or non-funded accumulated benefit obligation:
Aggregate projected benefit obligation	$51,544	$43,527
Aggregate accumulated benefit obligation	51,544	43,527
Aggregate fair value of plan assets	28,193	20,808

        The components of the net periodic benefit cost are as follows:

	Years Ended December 31,
	2006	2005	2004
Service Cost	$956	$877	$446
Interest Cost	2,202	1,870	1,586
Expected return on plan assets	(1,306)	(1,070)	(1,095)
Amortization of transition amount	—	—	—
Amortization of prior service cost	—	—	—
Recognized actuarial loss	1,055	638	431

Net periodic benefit cost	$2,907	$2,315	$1,368

        The estimated net loss for the plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year will be $687.

	Years Ended December 31,
	2006	2005
Weighted-average assumptions used to determine benefit obligations at December 31
Discount rate	5.20%	4.75%
Rate of compensation increase	2.50%	2.50%
	Years Ended December 31,
	2006	2005
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31
Discount rate	4.75%	5.55%
Expected asset return	5.56%	6.20%
Rate of compensation increase	2.50%	2.60%

        The net pension liability at December 31, 2006 was $23.4 million. This liability is classified in Other Liabilities in the accompanying Consolidated Balance Sheet.

        The weighted average asset allocations for the Company's defined benefit plans at December 31, 2006 and 2005, are as follows:

	December 31,
	2006	2005
Domestic and overseas equities	81.1%	65.1%
UK government and corporate bonds	18.8%	33.8%
Cash	0.1%	1.1%

Total	100.0%	100.0%

        The Company's investment policy related to the defined benefit plans is to continue to maintain investments in government gilts and highly rated bonds as a means to reduce the overall risk of assets held in the funds. No specific targeted allocation percentages have been set by category, but are at the direction and discretion of the plan trustees. During 2006, all contributions made to the fund were in these categories.

        The Company's funding methods are based on governmental requirements and differ from those methods used to recognize pension expense. The Company expects to contribute $2.3 million to the pension plan during 2007, based on current plan provisions.

        Pension benefit payments expected to be paid to plan participants are as follows:

Year	(in thousands)
2007	$284
2008	313
2009	357
2010	481
2011	488
2012-2016	4,592

Total	$6,462

Executive Deferred Compensation Plan

        The Company has individual arrangements with seven former executives in the U.S. which provide for fixed payments to be made to each individual beginning at age 65 and continuing for 20 years. This is an unfunded plan with payments to be made from operating cash of the Company. The weighted average discount rate used as of December 31, 2006 and 2005 was 5.8% and 5.25%, respectively. Benefit payments of $0.2 million and $0.2 million were made during each of the years ended December 31, 2006 and 2005, respectively. The expense for the years ended December 31, 2006 and 2005 was $0.02 million and $0.9 million, respectively, a portion of which related to the change in discount rate. The balance of this obligation is $4.0 million and $4.2 million as of December 31, 2006 and 2005, respectively, and is classified in Other Liabilities in the accompanying Consolidated Balance Sheets. Benefit payments expected to be paid to plan participants in 2007 are $0.3 million.

NOTE L—WARRANTY LIABILITY

        The Company offers various product warranties for hardware sold to its clients. The specific terms and conditions of the warranties vary depending upon the client and the product sold. Factors that affect the Company's warranty liability include the number of products sold, historical and anticipated rates of warranty claims and cost per claim. The Company accrues for estimated warranty costs as sales are made and periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

        Changes to the Company's warranty liability, which is reported as a component of other accrued expenses and liabilities in the accompanying Consolidated Balance Sheets during the year ended December 31, 2005 and 2006 are summarized as follows:

(In thousands)
Balance at January 1, 2005	$180

Warranties issued	208
Claims paid/settlements	(205)
Changes in liability for pre-existing warranties	—

Balance at December 31, 2005	$183

Warranties issued	97
Claims paid/settlements	(210)
Changes in liability for pre-existing warranties	—

Balance at December 31, 2006	$70

NOTE M—COMMITMENTS AND CONTINGENCIES

        Leases.    The Company leases certain sales and service office facilities and equipment under non-cancelable operating leases expiring through year 2017. Total Company rent expense for the years ended December 31, 2006, 2005, and 2004 was $7.8 million, $6.5 million, and $8.4 million, respectively.

        Future minimum payments under non-cancelable operating leases are as follows:

Year	Amount
(in thousands)
2007	$6,376
2008	4,292
2009	1,927
2010	1,403
2011	1,191
Thereafter	3,217

$18,406

        The Company believes that its facility leases can be either renewed or replaced with alternate facilities at comparable cost.

        Litigation.    The Company and its subsidiaries are parties to various legal proceedings. Although the ultimate disposition of such proceedings is not presently determinable, in the opinion of the Company, any liability that may ensue would not have a material adverse impact on the financial position or results of operations or cash flows of the Company.

NOTE N—BUSINESS SEGMENT DATA

        Operating segments are defined as components of a company about which separate financial information is available that is evaluated regularly by the company's chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Management has chosen to structure the organization around product lines and geography.

        In 2006, the Company reported its operations as three primary segments, Americas, EMEA, and ITSM. The operations of Americas and EMEA include manufacturing and supplies, maintenance of Company-manufactured and related products, integrated systems, BancTec software products sold through Plexus Software ("Plexus"), a division of BancTec, and business processing outsourcing services. The ITSM operations include personal computer repair services and administration of third-party extended-service contracts in the United States, Canada and Europe.

        Americas and Europe, Middle East and Africa.    Americas and EMEA offer similar systems-integration and business-process solutions and services and market to similar types of clients. The solutions offered primarily involve high-volume transaction processing using advanced technologies that capture, process and archive paper and electronic documents. The Company's powerful, high-volume integrated systems deliver important benefits to some of the world's largest credit card companies and major banks. In addition, these segments provide their products and services to other clients, including financial services companies and insurance providers, telecommunications companies, utility companies, governmental agencies, and retail companies. The Company combines its extensive business application knowledge with a full range of software and equipment offerings for complex transaction processing environments. The Company's integrated systems generally incorporate advanced applications software developed by the Company and by third parties. These solutions may also include hardware developed and manufactured by the Company as well as by third parties. Key applications provided by Americas and EMEA focus around the following process services and solutions: (1) Document and Content Processing Solutions, (2) Payment Processing Solutions, (3) Business Process Outsourcing Services, and (4) Infrastructure Services.

        Information Technology Service Management.    ITSM provides quality integrated support services to the evolving Information Technology industry, with focused deployment and ongoing support solutions for the OEM, Enterprise and Fortune marketplaces. ITSM provides coverage in North America and Europe, and clients include OEM providers, defense and aerospace companies, strategic outsourcing organizations, and consumer electronics manufacturers.

        For the years ended December 31, 2006, 2005 and 2004, a single client accounted for 19.5%, 15.5%, and 17.4%, respectively, of the total revenue of the Company.

        Whenever possible, the Company uses market prices to determine inter-segment pricing. Other products are transferred at cost or cost plus an agreed upon mark-up.

        In 2004, the Company reported its operations in three segments, U.S. Solutions ("USS"), which included all operations of Americas with the exception of Canada, International Solutions ("INTL"), which included all operations of EMEA plus Canada, and Computer and Network Services ("CNS"), which included all operations of ITSM. The 2004 segment information has been conformed to the 2005 and 2006 presentation.

        The following table sets forth conformed segment information for 2006, 2005 and 2004:

	Americas	Information Technology Service Management	Europe, Middle East, and Africa	Corp/Elims	Total
	(in thousands)
For the year ended December 31, 2006
Revenue from external clients	$138,928	$123,090	$117,461	$—	$379,479
Intersegment revenues	4,511	176	10,254	(14,941)	—
Segment gross profits	39,342	14,182	43,855	(141)	97,238
Segment operating income (loss)	19,950	7,704	16,489	(20,226)	23,917
Segment identifiable assets	91,324	27,419	55,794	38,060	212,597
Capital appropriations	5,797	2,440	1,522	12,759	22,518
For the year ended December 31, 2005
Revenue from external clients	$114,805	$126,143	$103,950	$—	$344,898
Intersegment revenues	6,910	—	5,958	(12,868)	—
Segment gross profits	41,175	10,041	36,411	(137)	87,490
Segment operating income (loss)	19,921	4,478	11,626	(22,470)	13,555
Segment identifiable assets	88,275	28,977	44,042	35,920	197,214
Capital appropriations	3,869	3,051	3,870	8,366	19,156
For the year ended December 31, 2004
Revenue from external clients	$122,505	$127,061	$111,160	$—	$360,726
Intersegment revenues	6,191	—	5,555	(11,746)	—
Segment gross profits	36,190	15,359	36,471	(614)	87,406
Segment operating income (loss)	11,905	5,852	12,014	(13,963)	15,808
Segment identifiable assets	83,600	25,552	50,553	56,360	216,065
Capital appropriations	2,153	2,088	1,725	1,286	7,252

NOTE O—GEOGRAPHIC OPERATIONS

        The Company operates in the following geographic areas: the United States, the UK, and other international areas consisting primarily of Canada, France, Sweden, Germany, and the Netherlands. Inter-area sales to affiliates are accounted for at established transfer prices.

        Sales to unaffiliated clients and affiliates for the years ended December 31, 2006, 2005 and 2004, and long-lived assets, other than deferred taxes, at the end of each of those periods, classified by geographic area, are as follows:

	United States	United Kingdom	Other International	Eliminations	Consolidated
	(in thousands)
Year ended December 31, 2006
Sales to unaffiliated clients	$225,885	$73,403	$80,191	$—	$379,479
Inter-area sales to affiliates	4,499	3,514	6,928	(14,941)	—
Long-lived assets other than deferred taxes	104,428	9,690	5,271	(24,914)	94,475
Year ended December 31, 2005
Sales to unaffiliated clients	$215,939	$55,778	$73,181	$—	$344,898
Inter-area sales to affiliates	7,132	3,276	2,460	(12,868)	—
Long-lived assets other than deferred taxes	92,601	8,248	7,828	(27,974)	80,703
Year ended December 31, 2004
Sales to unaffiliated clients	$234,908	$60,625	$65,193	$—	$360,726
Inter-area sales to affiliates	8,326	3,111	309	(11,746)	—
Long-lived assets other than deferred taxes	97,409	3,185	7,826	(27,888)	80,532

NOTE P—SUMMARIZED QUARTERLY DATA (UNAUDITED)

	Year Ended December 31, 2006
	Q1	Q2	Q3	Q4	Total
	(in thousands)
Revenue	$89,678	$95,126	$94,923	$99,752	$379,479
Gross profit (loss)	18,879	25,026	24,706	28,627	97,238
Net income (loss)	(5,509)	(1,224)	707	5,184	(842)
	Year Ended December 31, 2005
	Q1	Q2	Q3	Q4	Total
	(in thousands)
Revenue	$88,635	$84,434	$80,837	$90,992	$344,898
Gross profit (loss)	24,211	20,962	21,004	21,313	87,490
Net income (loss)	(1,444)	(4,988)	(3,065)	2,202	(7,295)

NOTE Q—ACCUMULATED OTHER COMPREHENSIVE LOSS

        The components of accumulated other comprehensive loss is as follows:

	Years Ended December 31,
	2006	2005	2004
	(in thousands)
Foreign-currency translation adjustments	$(4,079)	$(6,531)	$(4,443)
Minimum pension liability, net of tax	(11,494)	(11,995)	(9,096)

Accumulated Other Comprehensive Loss	$(15,573)	$(18,526)	$(13,539)

        For the year ended December 31, 2006, other comprehensive loss consisted of foreign-currency translation adjustments related to the Company's international operations (a gain of $2.5 million) and a decrease to the minimum pension liability, net of tax, related to the Company's subsidiary in the United Kingdom ($0.5 million). The gain related to foreign-currency translation adjustments resulted from significant movement in exchange rates, particularly the U.S. Dollar versus the Euro and the U.S. Dollar versus the Pound Sterling. The change in minimum pension liability was primarily due to adjustment of the discount rate used to measure the minimum pension liability, consistent with the provisions of SFAS No. 87.

NOTE R—RELATED PARTY TRANSACTIONS

        Welsh, Carson, Anderson & Stowe ("WCAS") is the majority shareholder of Headstrong Corp., who in turn owns 100% of Metamor, Inc., a company that provides ERP consulting services. The Company paid Metamor approximately $8.5 million in fiscal year 2006 as consulting fees for ERP software implementation. This agreement is similar to consulting agreements the Company enters into from time to time with other providers of consulting services. The Company believes the terms are no less favorable to BancTec than what are offered by Metamor to other large customers. The Company's Board of Directors has approved this arrangement.

        The Company also holds the Sponsor Note payable to WCAS in the amount of $107.2 million which matures on July 22, 2009. This note bears interest at 10.0%, due and payable quarterly. The Sponsor Note is subordinate only upon bankruptcy or insolvency of the Company, or if upon maturity of the Senior Notes, the Senior Notes remain unpaid. The Company paid total interest during fiscal year 2006 of $10.4 million.

        Effective December 31, 2006, the Company and its majority shareholder, WCAS, entered into an arrangement whereby WCAS provided a commitment to purchase up to an additional $15.0 million of Series B Preferred stock for cash. No accounting recognition has been given to this right of BancTec to put its Series B Preferred stock, upon occurrence of certain events, to WCAS, primarily due to the parent/subsidiary nature of the arrangement. As of December 31, 2006, no stock had been purchased under this commitment.

NOTE S—SUBSEQUENT EVENTS

        On March 22, 2007, the Company and GE entered into an amendment to the Revolver which provides for an additional $10.0 million Term Loan to the Company, thus reducing the availability under the Revolver from $35.0 million to $25.0 million. The total potential availability under the Loan and Security agreement, however, remains at $40 million. Subsequent to December 31, 2006, the

Company made net payments of $0.5 million on the Revolver, bringing the total outstanding balance under the Revolver at March 26, 2007 to $31.0 million.

        On February 26, 2007, the Company sold $8.0 million of Series B Preferred stock for cash to WCAS under the Equity Line of Credit arrangement. This stock accrues dividends at the rate of 25% per annum.

        On June 27, 2007, the Company completed a private equity placement resulting in the sale of 46,575,000 shares of common stock. Net proceeds of $345.0 million were used to retire existing equity and debt as well as for working capital and general corporate purposes.

SCHEDULE II

BANCTEC, INC.

VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2006, 2005 and 2004
(000's)

Column A	Column B	Column C	Column D		Column E
Allowance for Doubtful Accounts	Balance at beginning of period	Additions charged to costs and expenses	Deductions (a)		Balance at end of period
Year ended December 31, 2006	$1,110	$981	$1,253	(a)	$838
Year ended December 31, 2005	931	146	33	(a)	1,110
Year ended December 31, 2004	1,126	(229)	34	(a)	931

(a)
(Write-off) recoveries of uncollectible accounts.

BANCTEC, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2007	December 31, 2006
	(in thousands)
CURRENT ASSETS
Cash and cash equivalents	$119,995	$9,615
Restricted cash	1,352	2,542
Accounts receivable, less allowance for doubtful accounts of $827 and $838 at June 30, 2007 and December 31, 2006	67,795	65,674
Inventories, net	27,627	23,792
Prepaid expenses	6,787	7,284
Other current assets	679	329

Total current assets	224,235	109,236
PROPERTY, PLANT AND EQUIPMENT, net	45,264	40,194
OTHER ASSETS:
Goodwill	42,135	42,121
Other intangible assets, less accumulated amortization of $1,600 and $1,160 at June 30, 2007 and December 31, 2006	4,384	4,711
Outsourcing contract costs, less accumulated amortization of $1,086 and $526 at June 30, 2007 and December 31, 2006	6,652	3,963
Deferred income tax benefit	10,603	8,886
Other assets	1,117	3,486

Total other assets	64,891	63,167

TOTAL ASSETS	$334,390	$212,597

CURRENT LIABILITIES:
Current obligations under capital leases, financing arrangements and revolver	$95,277	$32,843
Trade accounts payable	20,474	19,727
Other accrued expenses and liabilities	30,215	29,252
Deferred revenue	27,305	19,199
Maintenance contract deposits	15,426	23,367
Income taxes payable	5,691	4,366

Total current liabilities	194,388	128,754
OTHER LIABILITIES:
Long-term debt	—	201,841
Non-current maintenance contract deposits	2,670	3,577
Pension liability	23,430	23,355
Other non-current liabilities	6,479	6,655

Total other liabilities	32,579	235,428

Total liabilities	226,967	364,182
COMMITMENTS AND CONTINGENCIES
SERIES A PREFERRED STOCK—0 Shares outstanding as of June 30, 2007 issued and outstanding, 100,667 shares at December 31, 2006	—	18,040
STOCKHOLDERS' EQUITY (DEFICIT)
Cumulative preferred stock—authorized 10,000,000 shares of $0.01 par value at June 30, 2007; authorized, 200,000 shares of $0.01 par value at December 31, 2007
Series B preferred stock—0 Shares outstanding as of June 30, 2007 issued and outstanding, 88,853 and 35,520 shares at December 31, 2006	—	13,520
Common stock authorized, authorized 100,000,000 shares of $0.01 par value at June 30, 2007; 21,800,000 shares of $0.01 par value at December 31, 2006:
Common stock—issued and outstanding 46,575,000 shares at June 30, 2007 issued and outstanding 17,003,838 shares at December 31, 2006	466	170
Class A common stock—0 Shares outstanding as of June 30, 2007 issued and outstanding 1,181,946 shares at December 31, 2006	—	12
Subscription stock warrants	—	3,726
Additional paid-in capital	426,228	122,904
Accumulated deficit	(304,855)	(294,384)
Accumulated other comprehensive loss	(14,416)	(15,573)

Total stockholders' deficit	107,423	(169,625)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$334,390	$212,597

See notes to unaudited condensed consolidated financial statements.

BANCTEC, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,
	2007	2006	2007	2006
	(in thousands, except per share data)
REVENUE
Equipment and software	$45,469	$43,489	$24,317	$23,728
Software services	20,860	21,563	9,994	10,912
Maintenance and other services	121,643	119,752	60,987	60,486

	187,972	184,804	95,298	95,126
COST OF SALES
Equipment and software	28,716	28,153	15,451	15,081
Software services	8,520	9,459	3,617	4,666
Maintenance and other services	101,096	103,287	50,321	50,353

	138,332	140,899	69,389	70,100

Gross profit	49,640	43,905	25,909	25,026
OPERATING EXPENSES
Product development	3,489	3,455	1,781	1,693
Selling, general and administrative	40,642	33,650	23,485	17,072

	44,131	37,105	25,266	18,765

Income from operations	5,509	6,800	643	6,261
OTHER INCOME (EXPENSE):
Interest income	176	144	103	54
Interest expense	(13,895)	(9,869)	(8,531)	(5,048)
Sundry, net	(210)	(27)	(267)	(27)

	(13,929)	(9,752)	(8,695)	(5,021)

INCOME (LOSS) BEFORE INCOME TAXES	(8,420)	(2,952)	(8,052)	1,240
INCOME TAX EXPENSE	2,050	3,781	486	2,464

NET LOSS	(10,470)	(6,733)	(8,538)	(1,224)

PREFERRED STOCK DIVIDENDS	663	—	163	—

NET LOSS APPLICABLE TO COMMON STOCK	$(11,133)	$(6,733)	$(8,701)	$(1,224)

NET LOSS PER SHARE:
Basic and diluted	$(0.60)	$(0.37)	$(0.46)	$(0.07)

WEIGHTED AVERAGE SHARES:
Basic and diluted	18,657	18,186	19,122	18,186

See notes to unaudited condensed consolidated financial statements.

BANCTEC, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2007	2006
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(10,470)	$(6,733)
Adjustments to reconcile net loss to cash flows used in operations:
Depreciation and amortization	5,819	7,876
Provision for doubtful accounts	51	150
Deferred income tax (benefit) expense	(2,039)	493
Interest paid in kind	2,680	—
Stock-based compensation	590	—
Write off of deferred loan costs	2,799	—
Loss on disposition of property, plant and equipment	87	202
Other non-cash items	237	200
Changes in operating assets and liabilities:
Increase in accounts receivable	(1,267)	(3,885)
Increase in inventories	(3,710)	(6,998)
Increase in other assets	(359)	(2,307)
Increase in trade accounts payable	799	1,001
(Decrease) increase in deferred revenue & maintenance contracts deposits	(1,217)	(5,797)
Increase (decrease) in other accrued expenses and liabilities	558	(3,122)
Decrease of payment in kind interest	(6,859)	—

Cash flows provided by (used in) operating activities	(12,301)	(18,920)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(9,468)	(8,876)
Decrease in restricted cash	1,190	1,815
Increase in outsourcing contract costs	(2,316)	(79)

Cash flows used in investing activities	(10,594)	(7,140)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments of current maturities of capital lease and financing obligations	(940)	(845)
(Payments) on long-term borrowings	(103,848)	—
Debt issuance costs	—	(200)
(Payments) proceeds on revolver, net	(31,533)	16,699
Repurchase of preferred stock	(42,444)	—
Repurchase of common stock	(48,341)	—
Net proceeds from sales and issuance of preferred stock	8,000	—
Net proceeds from sales and issuance of common stock	351,625	—

Cash flows provided by financing activities	132,519	15,654

EFFECT OF EXCHANGE RATE CHANGES ON CASH	756	1,216

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	110,380	(9,190)
CASH AND CASH EQUIVALENTS—BEGINNING OF PERIOD	9,615	18,540

CASH AND CASH EQUIVALENTS—END OF PERIOD	$119,995	$9,350

SUPPLEMENTAL DISCLOSURES INFORMATION:
Cash paid during the period for:
Interest	$7,817	$9,004

Taxes	$3,326	$991

See notes to unaudited condensed consolidated financial statements.

BANCTEC, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        BancTec, Inc. ("BancTec" or the "Company") is a worldwide systems integration and services company with a 30-year history in imaging technology, financial transaction processing and workflow productivity improvement. Serving a variety of industries, including banking, financial services, insurance, healthcare, governmental agencies and others, the Company offers a portfolio of payment and document processing systems and services, workflow and image management software products, and computer and network support services.

        In the opinion of management, the accompanying unaudited Condensed Consolidated Financial Statements contain all material adjustments, consisting principally of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

        On June 27, 2007, the Company completed a private equity placement resulting in the sale of 46,575,000 shares of common stock. Net proceeds of $351.6 million were used to retire existing equity and debt as well as for working capital and general corporate purposes. This transaction is a recapitalization of the Company and does not result in a new accounting basis of the Company's assets and liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The significant accounting principles and practices used in the preparation of the accompanying financial statements are summarized below:

Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand and on deposit, including highly liquid investments with original maturities of three months or less. Restricted cash at June 30, 2007 of $1.4 million and at December 31, 2006 of $2.5 million represents cash in escrow from a client deposit.

Property, Plant, and Equipment

        Property, plant, and equipment are recorded at cost and are depreciated or amortized principally on a straight-line basis over the estimated useful lives of the related assets. Depreciation expense is reflected in both cost of sales and selling, general and administrative expense. Depreciation expense for the six months ended June 30, 2007 and 2006 was $4.4 million and $4.0 million, respectively.

Earnings Per Share

        Basic earnings per share ("EPS") is based only on the weighted average number of common shares outstanding, excluding any dilutive effect of options or other dilutive securities. Diluted earnings per share is based on the weighted average number of common shares and potentially dilutive common shares (dilutive stock options, warrants, convertible preferred stock and other dilutive securities outstanding during the year).

        For the quarters ended June 30, 2007 and 2006, basic and diluted EPS are the same amount as the Company was in a loss position and, accordingly, all potentially dilutive securities would be anti-dilutive. Such potentially dilutive securities include the Company's Series B Convertible Preferred

Stock subscription stock warrants and outstanding Common Stock options. Preferred Stock is excluded from the computation of basic earnings per share, as per guidance in EITF 03-6 Participating Securities and the Two-Class Method under FASB Statement No. 128, as such shareholders neither have to fund losses (with cash or otherwise) nor do we reduce their redemption amounts as a result of losses incurred by the Company.

        While the Company has two classes of Common Stock, a single presentation of EPS has been made in the accompanying Condensed Consolidated Statements of Operations, reflective of the parity of rights among the two classes.

Revenue Recognition

        The Company derives revenue primarily from three sources: (1) equipment and software sales—systems integration solutions which address complex data and paper-intensive work processes, including advanced web-enabled imaging and workflow technologies with both BancTec-manufactured equipment and third-party equipment, (2) software services—primarily software maintenance or PCS and other support and (3) maintenance and other services—consist primarily of design, development and maintenance, all aspects of desktop outsourcing, including field engineering, as well as help desk and LAN/WAN network outsourcing.

        The Company's revenue recognition policies are in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions", "Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," SAB No. 104, "Revenue Recognition," Emerging Issues Task Force ("EITF") No. 00-21, "Revenue Arrangements with Multiple Deliverables," and EITF No. 03-5, "Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software."

Software and software elements (including equipment, installation and training)

        In the case of software arrangements that require significant production, modification, or customization of software, or the license agreements require the Company to provide implementation services that are determined to be essential to other elements of the arrangement, the Company follows the guidance in SOP 81-1, "Accounting for Performance of Construction—Type and Certain Production—Type Contracts," and applies the completed contract method of accounting. In compliance with the completed contract method under SOP 81-1, revenue is recognized when proof of client acceptance has been received. In the case of non-software arrangements, the Company applies EITF No. 00-21 where revenues related to arrangements with multiple elements are allocated to each element based on the element's relative fair value. Revenue allocated to separate elements is recognized for each element in accordance with the accounting policies described below. EITF No. 03-5 is applied in determining whether non-software elements are included with the software in applying SOP 97-2.

        If the Company cannot account for items included in a multiple-element software or non-software arrangement as separate units of accounting, they are combined and accounted for as a single unit of accounting and generally recognized as the undelivered items or services are provided to the client. The

Company specifically uses the residual method, under which revenue is recognized on the delivered elements only when the remaining undelivered element is postcontract client support.

        The Company recognizes hardware and software revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. At the time of the transaction, the Company determines whether the fee associated with revenue transactions is fixed or determinable and whether or not collection is reasonably assured. The Company determines whether the fee is fixed or determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after the normal payment terms, which are generally 30 days from invoice date, the Company recognizes revenue as the fees are due. The Company assesses collectibility based on a number of factors, including past transaction history with the client and the credit-worthiness of the client. The Company does not request collateral from clients. If the Company determines that collection of the fee is not reasonably assured, the Company defers the revenue and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash. For all sales, the Company generally uses either a binding purchase order or signed sales agreement as evidence of an arrangement.

Non-software equipment

        The Company recognizes revenue from sales of non-software related equipment and supplies upon delivery and transfer of title or upon client acceptance.

Postcontract client support

        Maintenance contracts are primarily one year in duration and the revenue generated is generally recognized ratably over the term of the contract.

Maintenance services not classified as postcontract client support

        The Company's services revenue is primarily billed based on contractual rates and terms, and the Company generally recognizes revenue as these services are performed which, in some cases, is ratably over the contract term. Certain clients advance funds prior to the performance of the services. The Company recognizes revenue related to these advances as services are performed over time or on a "per call" basis. Certain estimates are used in recognizing revenue on a "per call" basis related to breakdown rates, contract types, calls related to specific contract types, and contract periods. The Company uses its best judgment to relate calls to contracts. In addition, as actual breakdown experience rates are compared to estimates, such estimates may change over time and will result in adjustments to the amount of "per call" revenue.

        The current and non-current portions of these advances are shown as Deferred Revenue or Maintenance Contract Deposits in the accompanying unaudited Condensed Consolidated Balance Sheets.

Business process outsourcing

        The Company provides business process outsourcing services under contracts under a unit-price or fixed-price basis, which may extend up to 10 or more years. These contracts involve a single-service element and revenue is generally recognized when the Company performs the services or processes transactions in accordance with contractual performance standards. Revenues from unit-priced contracts are recognized as transactions are processed based on objective measures of output. Revenues from fixed-price contracts are recognized on a straight-line basis, unless revenues are earned and obligations are fulfilled in a different pattern. In some of these arrangements, the Company hires client employees and becomes responsible for certain client obligations. The Company continuously reviews and reassesses the estimates of contract profitability. Circumstances that potentially affect profitability over the life of the contract include decreases in volumes of transactions or other inputs/outputs on which the Company is paid, failure to deliver agreed benefits, variances from planned internal/external costs to deliver the services, and other factors affecting revenues and costs.

        Costs related to delivering outsourcing services are expensed as incurred with the exception of certain transition costs related to the set-up of processes, personnel and systems, which are deferred and expensed evenly over the period outsourcing services are provided. The deferred costs are specific internal costs or incremental external costs directly related to transition or set-up activities necessary to enable the outsourced services. Deferred amounts are recoverable in the event of early termination of the contract and are monitored regularly for impairment. Impairment losses are recorded when projected undiscounted operating cash flows of the related contract are not sufficient to recover the carrying amount of contract assets. (See discussion of critical accounting policy for goodwill and other intangible assets.)

Research and Development

        Research and development costs are expensed as incurred. Research and development costs for the six months ended June 30, 2007 and 2006, were $3.5 million and $3.5 million, respectively, and are shown as Product Development in the accompanying Condensed Consolidated Statements of Operations.

Foreign Currency Translation

        Foreign assets and liabilities are translated using the exchange rate in effect at the balance sheet date, and results of operations are translated using an average rate for the period. Translation adjustments are accumulated and reported as a component of stockholders' deficit and comprehensive (loss) income. Transaction gains and losses are included in results of operations in "Sundry, net". Foreign currency transaction gains (losses) for the three months ended June 30, 2007 and 2006 were $210,000 and ($27,000), respectively.

Stock Based Compensation

        Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, ("SFAS 123R") "Share-Based Payment," which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS No. 123R, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant).

        Prior to January 1, 2006, the Company accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure".

        The Company elected to adopt the modified prospective transition method as provided by SFAS No. 123R and, accordingly, financial statement amounts for the prior periods presented in this prospectus have not been restated to reflect the fair value method of expensing share-based compensation. Under this application, the Company is required to record compensation cost for all share-based payments granted after the date of adoption based on the grant date fair value estimated in accordance with the provisions of SFAS 123R and for the unvested portion of all share-based payments previously granted that remain outstanding which were based on the grant date fair value estimated in accordance with the original provisions of SFAS 123.

2000 Stock Plan

        Effective July 1, 2000, the Company adopted the 2000 Stock Plan (the "Plan"), which provides for the grant to employees of incentive options, non-qualified stock options, and restricted stock awards.

        Incentive Options.    During the year ended December 31, 2006, the Company granted 462,500 incentive options under the Plan. During the six months ended June 30, 2007, 70,000 incentive options were granted under the Plan. These incentive options were granted at a fixed exercise price of $2.25 per option share, which represented 100% of the fair market value of the shares of common stock on the date of grant. Options granted under the Plan in 2007 and 2006 vest over a four-year period at 25% per year.

        Non-qualified stock options.    No non-qualified stock options were granted during the year ended December 31, 2006 or the six months ended June 30, 2007. When granted under the Plan, non-qualified options are granted at a fixed exercise price equal to, more than, or less than 100% of the fair market value of the shares of stock on the date of grant.

        At December 30, 2005, with board of directors' approval, all stock options were repriced from a previous strike price of $9.25 to a strike price of $2.25. No other provisions of the stock options were modified.

        Following the closing of our private equity placement in June 2007, we cancelled all outstanding options under the 2000 Stock Plan and paid each holder thereof $.30 per option share, which represents the amount by which the net proceeds of $2.55 per share of common stock received by our former stockholders in the private equity placement transaction exceeded the exercise price of $2.25 per share applicable to the option shares.

        A combined summary of activity, including restricted stock awards, in the 2000 Stock Plan during the six months ended June 30, 2007 is as follows:

	Incentive Shares	Non-qualified Shares	Weighted Average Exercise Price
Options outstanding—December 31, 2006	2,679,240	31,760	2.25
Granted	70,000	—	2.25
Forfeited	(17,500)	—	2.25
Exercised	(2,731,740)	(31,760)	2.25

Options outstanding—June 30, 2007	0	0	2.25

        The following table presents share-based compensation expenses for continuing operations included in the Company's unaudited condensed consolidated statements of operations:

	Six Months Ended
	June 30, 2007	June 30, 2006
Share-based compensation expense recorded as selling, general and administrative, net of tax benefit of $0	$(590)	$(120)

2007 Equity Incentive Plan

        Effective June 18, 2007, the Company adopted the 2007 Equity Incentive Plan (the "Incentive Plan"), which provides for the grant to employees of incentive options, non-qualified stock options, and restricted stock awards.

        Incentive Options.    During the six months ended June 30, 2007, 3,115,000 incentive options were granted under the Incentive Plan. As granted under the Incentive Plan, these incentive options have a fixed exercise price of $8.00 per option share, representing 100% of the fair market value of the shares of stock on the date of grant. Options granted in 2007 under the Incentive Plan vest over a four-year period at 25% per year.

        Non-qualified stock options.    We granted 160,000 non-qualified stock options under the Incentive Plan during the six months ended June 30, 2007. As granted under the Incentive Plan, these non-qualified options have a fixed exercise price of $8.00 per option share, representing 100% of the fair market value of the shares of stock on the date of grant.

        Restricted Stock Awards.    During the six months ended June 30, 2007, 466,000 shares of restricted stock were awarded to certain of our executive officers. Restricted shares awarded under the Incentive Plan vest over a four year period at 25% per year.

        The following table presents the vested status of all options outstanding at June 30, 2007 under the Incentive Plan:

June 30, 2007
Total options outstanding	3,275,000
Vested Options	0

Nonvested options	3,275,000

Compensation related to nonvested options	$0

Weighted-average period over which remaining compensation is to be recognized	4.00 years

        The fair value of each stock-option grant under the stock option plans was estimated on the date of grant using the Black-Scholes option-pricing model. The fair value of each stock-option grant was estimated to be $4.77 using the following weighted-average assumptions and results:

Weighted Average	Six Months Ended June 30, 2007
Risk free interest rate	4.8%
Expected life	10 years
Expected volatility	40.0%
Dividend yield	—
Fair value of options granted	$4.77

        The fair value of each incentive share awarded was estimated to be $8.00, the offering price per common share on the date of our private equity placement. The following table presents the vested status of all stock awards outstanding at June 30, 2007 under the Incentive Plan:

June 30, 2007
Total incentive shares outstanding	466,000
Vested shares	0

Nonvested options	466,000

Compensation related to nonvested options	$0

Weighted-average period over which remaining compensation is to be recognized	4.00 years

3. SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING TRANSACTIONS

        The accompanying unaudited Condensed Consolidated Statements of Cash Flows included the following noncash investing and financing transactions:

	Six Months Ended June 30,
	2007	2006
	(in thousands)
Capital lease obligation incurred for lease of computer hardware	—	$1,139
Inventory put in service as fixed asset	$144	—
Purchases of fixed assets included in accounts payable at quarter end	1,541	—

4. INVENTORIES

        Inventory consists of the following:

	June 30, 2007	December 31, 2006
	(in thousands)
Raw materials	$9,541	$10,128
Work-in-progress	7,946	4,656
Finished goods	24,353	23,724

	41,840	38,508
Less inventory reserves	(14,213)	(14,716)

Inventories, net	$27,627	$23,792

5. PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consist of the following:

	June 30, 2007	December 31, 2006
	(in thousands)
Land	$874	$874
Field support spare parts	32,256	33,017
Systems and software	55,267	54,520
Machinery and equipment	24,100	22,376
Furniture, fixtures and other	11,026	10,597
Buildings	20,769	20,769
Construction in process	23,597	17,680

	168,889	159,833
Accumulated depreciation and amortization	(121,625)	(119,639)

Property, plant and equipment, net	$45,264	$40,194

6. OTHER ACCRUED EXPENSES AND LIABILITIES

        Other accrued expenses and liabilities consist of the following:

	June 30, 2007	December 31, 2006
	(in thousands)
Salaries, wages and other compensation	$11,193	$12,089
Accrued taxes, other than income taxes	4,423	5,299
Accrued interest payable	757	860
Accrued invoices and costs	29	2,025
Other	13,813	8,979

	$30,215	$29,252

7. DEBT AND OTHER OBLIGATIONS

        Debt and other obligations consist of the following:

	June 30, 2007	December 31, 2006
	(in thousands)
Senior Notes, due 2008	$93,975	$93,975
Revolving credit facility	—	31,533
Senior Subordinated Sponsor Note due 2009 (unsecured)	—	107,223
Financing arrangement	643	1,286

	94,618	234,017
Less: Current portion	94,618	32,176

	$—	$201,841

        Revolving Credit Facility.    The Company has a revolving credit facility (the "Revolver") provided by General Electric Capital Corporation, successor-in-interest to Heller Financial, Inc. ("GE"). Effective March 31, 2006, the Company and GE entered into an amendment to the Revolver which extended the maturity date from May 30, 2006 to May 1, 2008. The committed amount is $40 million, with a letter-of-credit sub-limit of $10 million. On October 6, 2006, the Company and GE entered into an amendment to the Revolver which provides for a $5.0 million Term Loan to the Company and reduces the availability under the Revolver from $40 million to $35 million. In, addition, on March 22, 2007, the Company and GE entered into an amendment to the Revolver which provides for an additional $10.0 million Term Loan to the Company, thus reducing the availability under the Revolver from $35.0 million to $25.0 million. The total potential availability under the Loan and Security agreement, however, remains at $40 million. On June 27, 2007, the Company entered into an amendment to the Revolving Credit Facility with GE which provided for a one-time pay-off of our outstanding term loans while keeping in effect a $15 million term loan commitment to the Company.

        The Revolver is secured by substantially all the assets of the Company, subject to the limitations on liens contained in the Company's existing Senior Notes. Funds availability under the Revolver is determined by a borrowing-base formula equal to a specified percentage of the value of the Company's eligible accounts receivable, inventory, owned real property, machinery and equipment and pledged cash. Under this borrowing-base formula, the total availability at December 31, 2006 was $31.5 million. At June 30, 2007, the Company had $0.0 million outstanding under the Revolver and an outstanding balance of $0.4 million on letters-of-credit. The availability remaining under the Revolver that the Company can draw was $39.6 million at June 30, 2007. A commitment fee of 0.375% per annum on the unused portion of the Revolver is payable quarterly. The balance outstanding under the Revolver is classified in current obligations in the accompanying unaudited Condensed Consolidated Balance Sheets.

        The interest rate on borrowings under the Revolver is, at the Company's option, either (1) 0.25% over prime or (2) 1.75% over LIBOR. At June 30, 2007, the Company's weighted average rate on the Revolver was 0.0%.

        Under the Revolver, substantially all of the Company's domestic cash receipts (including proceeds from accounts receivable and asset sales) must be applied to repay the outstanding loans, which may be re-borrowed subject to availability in accordance with the borrowing base formula. The Revolver contains restrictions on the use of cash for dividend payments or non-scheduled principal payments on certain indebtedness. Restricted cash at June 30, 2007 and December 31, 2006 of $1.4 million and $2.5 million, respectively, represents cash in escrow from a client deposit.

        The Revolver contains various representations, warranties and covenants, including financial covenants as to minimum fixed charge coverage ratio and minimum average borrowing availability. Effective March 31, 2006, the Company and GE amended the loan and security agreement to state that a covenant to maintain a specific fixed charge coverage ratio would apply only if the average daily availability for the three month period ending on the last day of the most recent calendar quarter is less than $15.0 million. At June 30, 2007, the Company was in compliance with all covenants under the Revolver.

        Senior Notes.    The Company's Senior Notes (the "Senior Notes") accrue interest at a fixed 7.5% rate which is due and payable in semi-annual installments. The Senior Notes contain covenants placing limitations on the Company's ability to permit subsidiaries to incur certain debts, incur certain loans and liens, and engage in certain sale and leaseback transactions. At March 31, 2007 and December 31, 2006, the Company had $94.0 million outstanding on the Senior Notes. The Senior Notes were redeemed in full on July 27, 2007.

        Senior Subordinated Unsecured Sponsor Note.    On June 27, 2007, the Company redeemed the entire amount of the Sponsor Note, including accrued interest and prepayment fees, for $110.7 million.

        Financing Arrangements.    During 2005, the Company entered into a financing arrangement for $2.1 million that pertained to computer software. At June 30, 2007, the Company had financing arrangement balances outstanding of $1.2 million, of which $0.6 million was classified as current and $0.6 million was classified as long-term. This arrangement accrues interest at a fixed 8.0% rate. This arrangement has one remaining annual installment due January 2008.

        Equity Line of Credit.    Effective December 31, 2006, the Company and its majority shareholder, WCAS, entered into an arrangement whereby WCAS provided a commitment to purchase up to an additional $15.0 million of Series B Preferred stock for cash. No accounting recognition has been given to this right of BancTec to put its Series B Preferred stock, upon occurrence of certain events, to WCAS, primarily due to the parent/subsidiary nature of the arrangement. During the six months ended June 30, 2007, 53,333 shares of Series B Preferred stock had been purchased under this commitment for a total of $8.0 million. Following the closing of our June 2007 private equity placement we used a portion of the proceeds therefrom to purchase and retire all outstanding shares of our Series B preferred stock.

        Capital Leases.    During the first six months of 2007, the Company entered into capital leases for $1.1 million that pertained to computer hardware. During 2006, the Company entered into a capital lease for $1.2 million that pertained to computer hardware. Amounts due under capital leases are recorded as liabilities. The Company's interest in assets acquired under capital leases is recorded as property and equipment on the accompanying condensed consolidated financial statements. The gross amount of assets held under capital lease were $2.7 million and $1.6 million as of June 30, 2007 and December 31, 2006, respectively. Amortization of assets recorded under capital leases is included in depreciation expense. The current obligations under capital leases are classified in the Current Liabilities section of the accompanying unaudited condensed consolidated balance sheets and the non-current portion of capital leases are included in Other Liabilities.

        At June 30, 2007, the Company had capital lease balances outstanding of $2.1 million, of which $0.7 million was classified as current and $1.4 million was classified as long-term.

        The Company had no outstanding foreign-credit balances as of June 30, 2007.

8. INTANGIBLE ASSETS

        The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". Goodwill is not amortized but rather is tested at least annually for impairment. The impairment test is based on fair value compared to the recorded value at a reporting unit level. Reporting units are defined as an operating segment or one level below. Valuation methods used in determining fair value include an analysis of the cash flows that the reporting units can be expected to generate in the future ("Income Approach") and the fair value of a reporting unit as compared to similar publicly traded companies ("Market Approach"). In preparing these valuations, management utilizes estimates to determine fair value of the reporting units. These estimates include future cash flows, growth rates, capital needs and projected margins, among other factors. Estimates utilized in future calculations could differ from estimates used in the current period. Future years' estimates that are unfavorable compared to current estimates could cause an impairment of goodwill. The Company performs the annual test for impairment as of December 31, each year. No impairment of goodwill has been deemed necessary for 2007.

        Components of the Company's goodwill and other intangibles include amounts that are foreign currency denominated. These goodwill amounts are subject to translation at each balance sheet date. The Company records the change to its Accumulated Other Comprehensive Loss on the accompanying unaudited Condensed Consolidated Balance Sheets.

        A summary of amortizable intangible assets as of June 30, 2007 and December 31, 2006 is as follows:

	June 30, 2007
	Gross Carrying Value	Accumulated Amortization	Net
	(in thousands)
Outsourcing contract costs	$8,204	$1,522	$6,652
Client and other intangible assets	5,984	1,600	4,384

Total amortizable intangible assets	$14,188	$3,152	$11,036

	December 31, 2006
	Gross Carrying Value	Accumulated Amortization	Net
	(in thousands)
Outsourcing contract costs	$4,489	$526	$3,963
Client and other intangible assets	5,871	1,160	4,711

Total amortizable intangible assets	$10,360	$1,686	$8,674

        Outsourcing contract costs consist of certain costs associated with contract acquisition and related direct and incremental costs and are capitalized in accordance with SOP 81-1 and Technical Bulletin 90-1. Contract acquisition costs include direct incremental costs associated with contract negotiation, such as legal fees, and costs incurred to transform client processes and technology in direct support of implementing the contract terms and conditions, such as labor and travel costs. These costs are amortized on a pro-rata basis over the term of the contract.

        Amortization related to intangible assets was $1.5 million for the six months ended June 30, 2007.

9. PENSION BENEFITS

        Net periodic pension costs included the following components for the six months ended June 30:

	Six Months Ended June 30,
	2007	2006
	(in thousands)
Components of net period benefits cost:
Service cost	$544	$417
Interest cost	1,280	889
Expected return on plan assets	(921)	(508)
Recognized actuarial loss	347	304

Net periodic benefit cost	$1,250	$1,102

10. TAXES

        The Company adopted the provisions of FIN 48—Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, on January 1, 2007. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. At the adoption date and as of June 30, 2007, the Company had no material unrecognized tax benefits and no adjustments to liabilities or operations were required.

        The Company may from time to time be assessed interest or penalties by major tax jurisdictions. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. No interest and penalties have been recognized by the Company to date.

        With few exceptions, the Company is no longer subject to examination for its U.S. Federal and state, foreign and local jurisdictions for years prior to 2003.

        The Company's provision for income taxes for the six months ended June 30, 2007 and 2006 was $2.1 million and $3.8 million, respectively, reflecting an effective tax rate of (425.0%) and (31.4%), respectively. The effective tax rate differs from the statutory rate primarily due to the impact of different effective rates in some overseas jurisdictions and the impact of changes in the valuation allowance on net deferred tax assets.

        A valuation allowance has been provided to reduce the deferred tax assets to an amount management believes is more likely than not to be realized. Expected realization of deferred tax assets for which a valuation allowance has not been recognized is based upon the reversal of existing taxable temporary differences and taxable income expected to be generated in the future. The need for a valuation allowance on deferred tax assets is evaluated on a jurisdiction by jurisdiction basis. As a result, certain of the foreign subsidiaries' deferred tax assets are not reserved with a valuation allowance due to their history of profitability.

        Components of the valuation allowance are as follows:

	Six Months Ended June 30,
	2007	2006
	(in thousands)
Valuation allowance at beginning of year	$83,022	$78,832
Release of valuation allowance	(51)	(210)
Loss from continuing operations	6,216	3,722

Valuation allowance at end of period	$89,187	$82,344

11. COMPREHENSIVE LOSS

        The components of comprehensive loss were as follows:

	Six Months Ended June 30,
	2007	2006
	(in thousands)
Net loss	$(10,470)	$(6,733)
Foreign currency translation adjustments	1,157	2,441

Total comprehensive loss	$(9,313)	$(4,292)

12. BUSINESS SEGMENT DATA

        In 2007 and 2006, the Company reported its operations as three primary segments: 1) the Americas, 2) Europe, Middle East and Africa ("EMEA"), and 3) Information Technology Service Management ("ITSM").

        Americas and Europe, Middle East and Africa.    The Americas and EMEA offer similar systems-integration and business-process solutions and services and market to similar types of clients. The solutions offered primarily involve high-volume transaction processing using advanced technologies that capture, process and archive paper and electronic documents.

        Information Technology Service Management.    ITSM provides quality integrated support services to the evolving Information Technology industry, with focused deployment and ongoing support solutions for the OEM, Enterprise and Fortune marketplaces. ITSM provides coverage in North America and Europe, and clients include OEM providers, defense and aerospace companies, strategic outsourcing organizations, and consumer electronics manufacturers.

	Americas	ITSM	EMEA	Corp/Elims	Total
	(in thousands)
For the six months ended June 30, 2007
Revenue from external clients	$370,593	$55,462	$61,917	$—	$187,972
Intersegment revenue	1,946	130	7,066	(9,142)	—
Segment gross profits	21,845	6,640	20,008	1,147	49,640
Segment operating income (loss)	14,963	3,614	5,705	(18,773)	5,509
Segment identifiable assets	86,045	31,324	67,125	149,896	334,390
Capital appropriations	1,907	1,208	1,392	5,032	9,539
For the six months ended June 30, 2006
Revenue from external clients	$65,775	$62,667	$56,362	$—	$184,804
Intersegment revenue	2,382	80	5,717	(8,179)	—
Segment gross profit	18,474	4,693	21,080	(342)	43,905
Segment operating income (loss)	9,051	1,607	8,402	(12,260)	6,800
Segment identifiable assets	92,958	30,677	52,077	29,036	204,748
Capital appropriations	2,616	1,614	936	4,866	10,032

13. SUBSEQUENT EVENT

        On July 27, 2007 the Company completed its debt payoff through settlement of the Senior Notes in the amount of $96.8 million, which included accrued interest and prepayment costs.

46,575,000 Shares
of
Common Stock

PROSPECTUS

                 , 2007

Until                        , 2007 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby, all of which will be paid by the Registrant:

SEC Registration fee		$11,439
Listing fee for the NASDAQ Capital Market		75,000
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Blue Sky fees and expenses		*
Transfer agent and Registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be filed by amendment.

Item 14. Indemnification of Directors and Officers

        Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except that a director will be personally liable under the Delaware General Corporation Law:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law relating to unlawful stock repurchases, redemptions or dividends; or

  •
  for any transaction from which the director derives an improper personal benefit.

        These provisions do not limit or eliminate our rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

        Our certificate of incorporation and bylaws also provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and also provide that we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions. We may also indemnify employees and others and advance expenses to them in connection with legal proceedings.

        We have obtained directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on any breaches of duty, negligence, or other wrongful acts, including violations of securities laws, unless such a violation is based on any deliberate fraudulent act or omission or any willful violation of any statute or regulation.

        We have entered into separate indemnification agreements with our directors and officers that provide them with indemnification rights. These indemnification agreements require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers of the Company if they acted in good faith and in a manner they reasonably believed in the best interest of the Company. Exceptions to our duty to indemnify the officers and directors include, among others, liability arising from acts or omissions (i) in the event of claims initiated or voluntarily brought by the officer or director, not by way of defense; (ii) regarding enforcement of the indemnification agreement, if not taken in good faith; (iii) resulting in claims which have been paid or are required to be paid by an insurance carrier under an insurance policy which we maintain; (iv) related to the purchase and sale by the officer or director of securities in violation of Section 16(b) of the Exchange Act; or (v) from which an officer or director may not be relieved of liability under Section 107(b)(7) of the Delaware General Corporation Law. Additionally, we have agreed to indemnify the officers and directors against court determined expenses even if an officer or director is adjudged to be liable to us, if such indemnification is not prohibited by applicable law. Furthermore, our officers or directors are entitled to receive advance amounts for expenses they incur in connection with claims or actions against them unless, except in certain situations, the expenses incurred are in connection with a criminal proceeding alleging a scheme to commit fraud; provided, however, that any amounts advanced must be repaid if it is determined that the officers or directors are not entitled to indemnification against expenses.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or officers pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        These provisions may have the practical effect in certain cases of eliminating the ability of our stockholders to collect monetary damages from our directors and officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

Item 15. Recent Sales of Unregistered Securities

        On February 26, 2007 we issued 53,333 shares of our Series B preferred stock to WCAS. The issuance of these shares was exempt from the registration requirements of the Securities Act pursuant to an exemption from registration provided under Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder. We received proceeds of $8 million from the sale of such shares, which we used to for working capital and to fund general operating activities.

        On June 27, 2007, we consummated a private equity placement in which we issued and sold 46,575,000 shares of our common stock, with FBR acting as initial purchaser and sole placement agent. A portion of the shares sold in the private equity placement were sold directly by us to accredited investors and non-U.S. persons in transactions exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder relating to sales not involving any public offering and Regulation S relating to offshore sales. The remainder of the shares were sold to the initial purchaser who resold the shares to persons it reasonably believed were "qualified institutional buyers" (as defined by Rule 144A under the Securities Act) or to non-U.S. persons (as defined under Regulation S of the Securities Act). We, along with FBR, received and reviewed questionnaires from potential investors regarding such investors' status as qualified institutional buyers, accredited investors and/or non-U.S. persons. Our common stock was sold only to investors that we believed were qualified institutional buyers, accredited investors and/or non-U.S. persons. Additionally, none of these sales were made by any form of general solicitation or general advertising. Finally, we took reasonable precautions to ensure that all of the purchasers were purchasing shares for their own account and were informed of the limitations on resale of the common stock through the use of appropriate disclosure and contractual representations that were obtained from the purchasers. For its role as initial purchaser and sole placement agent, FBR received a discount equal to seven percent (7%) of the aggregate consideration, or $0.56 per share. Following the closing of the private equity placement, FBR reimbursed to us an amount equal to 1% of the gross proceeds received from such offering and credited to us certain expenses.

        Pursuant to the June 2007 private equity placement, we received net proceeds of approximately $345.0 million (after the initial purchaser's discount, placement fees and other offering expenses). We used approximately $91.6 million of the net proceeds to purchase and retire all of our outstanding shares of capital stock and options from our existing stockholders. Of the remaining net proceeds, we used approximately (i) $35.9 million to repay substantially all of the indebtedness then outstanding under our Revolving Credit Facility, (ii) $96.8 million to redeem in full our outstanding Senior Notes, plus accrued premium and interest thereon, (iii) $113.5 million to prepay all principal, premium and interest on our Sponsor Note, and (iv) $7.2 million for working capital and general corporate purposes.

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Description
3.1	Second Amended and Restated Certificate of Incorporation, dated June 27, 2007.†
3.2	Amended and Restated Bylaws, dated June 27, 2007.†
4.1	Purchase/Placement Agreement, dated June 20, 2007, by and between the Company and Friedman, Billings, Ramsey & Co., Inc.†
4.2	Registration Rights Agreement, dated June 27, 2007, by and between the Company and Friedman, Billings, Ramsey & Co., Inc.†
4.3	Redemption and Purchase Agreement, dated June 27, 2007, by and between BancTec, Inc. and BancTec Intermediate Holding, Inc.†
5.1	Opinion of Weil, Gotshal & Manges LLP.*
10.1	Employment Agreement, dated May 27, 2007, by and between the Company and J. Coley Clark.†
10.2	Employment Agreement, dated May 27, 2007, by and between the Company and Jeffrey D. Cushman.†
10.3	Employment Agreement, dated May 27, 2007, by and between the Company and Mark D. Fairchild.†
10.4	Employment Agreement, dated May 27, 2007, by and between the Company and Michael D. Fallin.†
10.5	Employment Agreement, dated May 27, 2007, by and between the Company and Lin M. Held.†
10.6	Employment Agreement, dated May 27, 2007, by and between the Company and Brendan P. Keegan.†
10.7	Employment Agreement, dated May 27, 2007, by and between the Company and Michael D. Peplow.†
10.8	Loan and Security Agreement, dated as of May 30, 2001, by and among BancTec, Inc., Heller Financial, Inc. and the lenders party thereto.†
10.9	First Amendment to Loan and Security Agreement, dated as of November 8, 2001, by and among BancTec, Inc., Heller Financial, Inc. and the lenders party thereto.†
10.10	Second Amendment to Loan and Security Agreement, dated as of February 5, 2002, by and among BancTec, Inc., Heller Financial, Inc. and the lenders party thereto.†
10.11	Third Amendment to Loan and Security Agreement, dated as of July 30, 2002, by and among BancTec, Inc., Heller Financial, Inc. and the lenders party thereto.†
10.12	Fourth Amendment to Loan and Security Agreement, dated as of November 27, 2002, by and among BancTec, Inc., Heller Financial, Inc., the borrower party thereto and the lenders party thereto.†

10.13	Fifth Amendment to Loan and Security Agreement, dated as of May 7, 2003, by and among BancTec, Inc., Heller Financial, Inc., the borrower party thereto and the lenders party thereto.†
10.14	Sixth Amendment to Loan and Security Agreement, dated as of September 1, 2003, by and among BancTec, Inc., Heller Financial, Inc., the borrower party thereto and the lenders party thereto.†
10.15	Seventh Amendment to Loan and Security Agreement, dated as of May 14, 2005, by and among BancTec, Inc., Heller Financial, Inc., the borrower party thereto and the lenders party thereto.†
10.16	Ninth Amendment to Loan and Security Agreement, dated as of March 31, 2006, by and among BancTec, Inc., Heller Financial, Inc., the borrower party thereto and the lenders party thereto.†
10.17	Tenth Amendment to Loan and Security Agreement, dated as of October 6, 2006, by and among BancTec, Inc., Heller Financial, Inc., the borrower party thereto and the lenders party thereto.†
10.18	Eleventh Amendment to Loan and Security Agreement, dated as of March 21, 2007, by and among BancTec, Inc., Heller Financial, Inc., the borrower party thereto and the lenders party thereto.†
10.19	Loan and Security Agreement—December 31, 2004 Amendment to Paragraph B of Financial Covenants Rider to Loan and Security Agreement, dated as of December 31, 2004, by and among BancTec, Inc., Heller Financial, Inc., the borrower party thereto and the lenders party thereto.†
10.20	Amended and Restated 2007 Equity Incentive Plan, dated June 26, 2007.†
10.21	Form 2007 Equity Incentive Plan Option Award Agreement with Executive Officers.†
10.22	Form 2007 Equity Incentive Plan Option Award Agreement with Employees.†
10.23	Form 2007 Equity Incentive Plan Restricted Stock Award Agreement.†
10.24	Form Lock-Up Agreement, dated June 27, 2007.†
10.25	Limited Remittance Processing Services Agreement, dated December 31, 2005, by and among BancTec, Inc., Electronic Data Systems Corporation and EDS Information Services L.L.C.*
10.26	Service Contract Sales Brokerage Agreement, dated September 1, 1998, by and between BancTec USA, Inc. and Dell USA, L.P., as amended.*
10.27	Services and Support Agreement, dated October 19, 1998, by and between BancTec USA, Inc. and Dell Marketing, L.P., as amended.*
21.1	Subsidiaries of the Registrant.†
23.1	Consent of Weil, Gotshal & Manges LLP (contained in Exhibit 5.1 hereto).
23.2	Consent of Deloitte & Touche LLP.
23.3	Consent of KPMG LLP.
24.1	Power of Attorney.†

*
To be filed by amendment.

†
Previously filed with the Company's Registration Statement on Form S-1 (File No. 333-145255) on August 8, 2007.

Item 17. Undertakings.

(A)
The undersigned Registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment of the Registration Statement) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to the purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(B)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on October 12, 2007.

BANCTEC, INC.
By:	/s/ JEFFREY D. CUSHMAN Jeffrey D. Cushman, Senior Vice President, Chief Financial Officer and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 12, 2007:

Name	Title

* J. Coley Clark	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
/s/ JEFFREY D. CUSHMAN Jeffrey D. Cushman	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)
* Felipe F. Atela	Director
* R. Randolph Devening	Director
* Gary J. Fernandes	Director
* John R. Harris	Director
*By:	/s/ JEFFREY D. CUSHMAN Jeffrey D. Cushman Attorney-in-fact

Exhibit Index

Exhibit Number	Description
3.1	Second Amended and Restated Certificate of Incorporation, dated June 27, 2007.†
3.2	Amended and Restated Bylaws, dated June 27, 2007.†
4.1	Purchase/Placement Agreement, dated June 20, 2007, by and between the Company and Friedman, Billings, Ramsey & Co., Inc.†
4.2	Registration Rights Agreement, dated June 27, 2007, by and between the Company and Friedman, Billings, Ramsey & Co., Inc.†
4.3	Redemption and Purchase Agreement, dated June 27, 2007, by and between BancTec, Inc. and BancTec Intermediate Holding, Inc.†
5.1	Opinion of Weil, Gotshal & Manges LLP.*
10.1	Employment Agreement, dated May 27, 2007, by and between the Company and J. Coley Clark.†
10.2	Employment Agreement, dated May 27, 2007, by and between the Company and Jeffrey D. Cushman.†
10.3	Employment Agreement, dated May 27, 2007, by and between the Company and Mark D. Fairchild.†
10.4	Employment Agreement, dated May 27, 2007, by and between the Company and Michael D. Fallin.†
10.5	Employment Agreement, dated May 27, 2007, by and between the Company and Lin M. Held.†
10.6	Employment Agreement, dated May 27, 2007, by and between the Company and Brendan P. Keegan.†
10.7	Employment Agreement, dated May 27, 2007, by and between the Company and Michael D. Peplow.†
10.8	Loan and Security Agreement, dated as of May 30, 2001, by and among BancTec, Inc., Heller Financial, Inc. and the lenders party thereto.†
10.9	First Amendment to Loan and Security Agreement, dated as of November 8, 2001, by and among BancTec, Inc., Heller Financial, Inc. and the lenders party thereto.†
10.10	Second Amendment to Loan and Security Agreement, dated as of February 5, 2002, by and among BancTec, Inc., Heller Financial, Inc. and the lenders party thereto.†
10.11	Third Amendment to Loan and Security Agreement, dated as of July 30, 2002, by and among BancTec, Inc., Heller Financial, Inc. and the lenders party thereto.†
10.12	Fourth Amendment to Loan and Security Agreement, dated as of November 27, 2002, by and among BancTec, Inc., Heller Financial, Inc., the borrower party thereto and the lenders party thereto.†
10.13	Fifth Amendment to Loan and Security Agreement, dated as of May 7, 2003, by and among BancTec, Inc., Heller Financial, Inc., the borrower party thereto and the lenders party thereto.†
10.14	Sixth Amendment to Loan and Security Agreement, dated as of September 1, 2003, by and among BancTec, Inc., Heller Financial, Inc., the borrower party thereto and the lenders party thereto.†

10.15	Seventh Amendment to Loan and Security Agreement, dated as of May 14, 2005, by and among BancTec, Inc., Heller Financial, Inc., the borrower party thereto and the lenders party thereto.†
10.16	Ninth Amendment to Loan and Security Agreement, dated as of March 31, 2006, by and among BancTec, Inc., Heller Financial, Inc., the borrower party thereto and the lenders party thereto.†
10.17	Tenth Amendment to Loan and Security Agreement, dated as of October 6, 2006, by and among BancTec, Inc., Heller Financial, Inc., the borrower party thereto and the lenders party thereto.†
10.18	Eleventh Amendment to Loan and Security Agreement, dated as of March 21, 2007, by and among BancTec, Inc., Heller Financial, Inc., the borrower party thereto and the lenders party thereto.†
10.19
Loan and Security Agreement—December 31, 2004 Amendment to Paragraph B of Financial Covenants Rider to Loan and Security Agreement, dated as of December 31, 2004, by and among BancTec, Inc., Heller Financial, Inc., the borrower party thereto and the lenders party thereto.†
10.20	Amended and Restated 2007 Equity Incentive Plan, dated June 26, 2007.†
10.21	Form 2007 Equity Incentive Plan Option Award Agreement with Executive Officers.†
10.22	Form 2007 Equity Incentive Plan Option Award Agreement with Employees.†
10.23	Form 2007 Equity Incentive Plan Restricted Stock Award Agreement.†
10.24	Form Lock-Up Agreement, dated June 27, 2007.†
10.25	Limited Remittance Processing Services Agreement, dated December 31, 2005, by and among BancTec, Inc., Electronic Data Systems Corporation and EDS Information Services L.L.C.*
10.26	Service Contract Sales Brokerage Agreement, dated September 1, 1998, by and between BancTec USA, Inc. and Dell USA, L.P., as amended.*
10.27	Services and Support Agreement, dated October 19, 1998, by and between BancTec USA, Inc. and Dell Marketing, L.P., as amended.*
21.1	Subsidiaries of the Registrant.†
23.1	Consent of Weil, Gotshal & Manges LLP (contained in Exhibit 5.1 hereto).
23.2	Consent of Deloitte & Touche LLP.
23.3	Consent of KPMG LLP.
24.1	Power of Attorney.†

*
To be filed by amendment.

†
Previously filed with the Company's Registration Statement on Form S-1 (File No. 333-145255) on August 8, 2007.